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Gridsum Holding Inc. Index to Consolidated Financial Statements

As confidentially submitted to the Securities and Exchange Commission on July 10, 2015

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Gridsum Holding Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Jade Palace Hotel Office Building, 8th Floor
76 Zhichun Road
Haidian District, Beijing
People's Republic of China
(86-10) 8261-9988
(Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

[Agent for Service]
[Address]
[Telephone Number]
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Gordon K. Davidson, Esq. Horace L. Nash, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 United States of America (650) 988-8500	Niping Wu, Esq. Fenwick & West LLP Unit 908, Kerry Parkside Office No. 1155 Fang Dian Road Pudong, Shanghai 201204 People's Republic of China (86-21) 8017-1200	Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Class B Ordinary Shares, US$0.001 par value per share(2)(3)	US$	US$

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
Includes Class B ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class B ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional shares. These Class B ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
American depositary shares issuable upon deposit of the Class B ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents                         Class B ordinary share.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                        , 2015.

American Depositary Shares

Gridsum Holding Inc.

Representing                Class B Ordinary Shares

        This is an initial public offering of American Depositary Shares, or ADSs, of Gridsum Holding Inc.

        We are offering                        ADSs. Each ADS represents                        Class B ordinary share, US$0.001 par value per share. We anticipate the initial public offering price of the ADSs will be between US$                        and US$                        per ADS.

        Prior to this offering, there has been no public market for the ADSs or our Class B ordinary shares. We intend to list the ADSs on the                        under the symbol "GSUM."

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

        See "Risk Factors" beginning on page 10 for factors you should consider before buying the ADSs.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us	US$	US$

        To the extent we sell more than                        ADSs in this offering, the underwriters have a 30-day option to purchase up to an additional                        ADSs from us at the initial public offering price less underwriting discounts and commissions.

        Upon the completion of this offering,                                     Class A ordinary shares and                                    Class B ordinary shares will be issued and outstanding. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to ten votes and will be convertible into                        Class B ordinary share, and each Class B ordinary share will be entitled to one vote. Accordingly, Guosheng Qi, our co-founder, chief executive officer and chairman, the sole holder of our Class A ordinary shares, will hold                                    of our aggregate ordinary shares and            % of our aggregate voting power. Holders of our Class B ordinary shares will hold            % of our ordinary shares and            % of our aggregate voting power.

        The underwriters expect to deliver the ADSs against payment in U.S. Dollars in New York, New York on                        , 2015.

Citigroup

        Prospectus dated                        , 2015

        You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

        We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

        Until                        , 2015 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under "Risk Factors," before deciding whether to buy the ADSs.

Our Business

        Gridsum is a leading provider of sophisticated data analysis software for multinational and domestic enterprises and government agencies in China. Our proprietary distributed data architecture allows our customers to efficiently collect and analyze vast amounts of structured and unstructured data. Our core technology, the Gridsum Big Data Platform, with its machine learning capability, performs multi-dimensional correlation analysis and analyzes complex real-time events. Our solutions analyze data from more than 46 million internet and mobile sessions per day from users operating on over 200 million desktop and mobile devices. Our customers use our visualization and data-mining capabilities to identify complex relationships within their data and gain new insights that help them make better business decisions. We named our company "Gridsum" to symbolize the combination of distributed computing (Grid) and analytics (sum).

        Our software products are designed for a variety of commercial and governmental applications. To help our enterprise customers reach China's large and growing online and mobile population, our initial products have focused on sales and marketing automation solutions. Our newer solutions include our e-Government Suite, New Media Suite, Information Discovery Suite and Visualization Suite. Our customers include Fortune 500 and China 500 enterprises and government entities, comprising more than 200 customers across many industries and including over 30 Chinese government agencies in 2014.

        We have grown rapidly in recent periods, with net revenues in 2013 and 2014 of US$10.2 million and US$20.2 million, respectively, representing year-over-year growth of 99%. We have invested in our technologies and our sales force, and we have incurred net losses of US$5.0 million and US$6.0 million in 2013 and 2014, respectively. Our number of customers increased from 141 in 2013 to 211 in 2014, and our average customer contribution increased by 33% over the same period. We enjoy high customer loyalty and revenue retention, with a revenue retention ratio of 116% in 2014.

Key Advantages of our Solutions

        We deliver our solutions as cloud-based SaaS offerings. The key advantages of our solutions include:

  •
  fast and efficient multi-dimensional drill-down that enables customers to derive valuable intelligence from both structured and unstructured data quickly and easily;

  •
  simple, customizable visualization that is intuitive and user-friendly;

  •
  fully integrated solution suites that share a common user interface accessible across all screen formats;

  •
  easy and rapid deployment, without specialized training requirements, and ready integration with customers' management and operating systems;

  •
  lower total cost of ownership without investment in additional hardware or IT infrastructure; and

  •
  our solutions are designed with the China market in mind and are readily customizable for the needs of specific enterprise customers.

Our Core Technology

        We offer suites of solutions that are built on our core technology. These solution suites address customer needs in marketing automation, e-government, new media, information discovery and visualization. Our solutions and core technologies are built on our distributed data warehouse architecture using the open-source Hadoop framework. Our data architecture offers high scalability and high performance characteristics. Our core technology consists of our data visualization and interactive data mining technologies, the Gridsum Big Data Platform and our data acquisition and data pre-processing technologies.

Our Competitive Strengths

        Our mission is to help enterprises and government organizations in China use data in new and powerful ways to make more accurate decisions and be more productive. The competitive strengths that we believe enable us to achieve our mission include:

  •
  our position as a digital intelligence pioneer;

  •
  powerful cumulative data assets;

  •
  our diversified customer base;

  •
  high customer loyalty and revenue retention;

  •
  scalable business model; and

  •
  experienced and visionary management team.

Our Growth Strategy

        In order to grow our business and to fulfill our mission, we have implemented a number of key strategies, including:

  •
  continuing to innovate;

  •
  increasing market penetration;

  •
  growing our customer base; and

  •
  expanding our share of customer IT and marketing budgets.

Corporate History and Structure

        We commenced operations in December 2005 with the establishment of Beijing Gridsum Technology Co., Ltd., or Beijing Gridsum, in China. We have established three additional operating companies: Beijing Moment Everlasting Ad Co., Ltd., in January 2011, and its wholly owned subsidiary, Beijing Yunyang Ad Co., Ltd., in March 2013, and Guoxinjunhe (Beijing) Technology Co., Ltd., in April 2012. We refer to these operating companies as Beijing Moment, Beijing Yunyang and Guoxinjunhe, respectively.

        From July to December 2014, we undertook a reorganization of our group of companies in preparation for our proposed initial public offering in the United States. We incorporated Gridsum Holding Inc., or Gridsum Cayman, under the laws of the Cayman Islands on July 21, 2014, as the parent holding company of our group of related companies. Gridsum Cayman established a wholly-owned subsidiary in Hong Kong, Gridsum Holding (China) Limited, or Gridsum HK, which in turn established a wholly owned subsidiary in the PRC, Dissector (Beijing) Technology Co., Ltd., which we refer to as the WFOE. Also as part of this reorganization, we established Gridsum Holding (Beijing) Co., Ltd., or Gridsum PRC Holding, in China, which acquired full ownership of Beijing Gridsum, Beijing Moment and Guoxinjunhe. The beneficial owners of Gridsum PRC Holding are our founders, Guosheng Qi and Guofa Yu, and other key employees.

        To comply with applicable PRC laws and regulations, we conduct our operations in China principally through Beijing Gridsum, Guoxinjunhe, Beijing Moment and Beijing Yunyang, all of which are subsidiaries of Gridsum PRC Holding. The WFOE has entered into a series of contractual arrangements with Gridsum PRC Holding, the parent of our PRC operating companies, and the shareholders of Gridsum PRC Holding. These contractual arrangements allow us to exercise effective control over Gridsum PRC Holding and receive substantially all of the economic benefits of Gridsum PRC Holding. As a result, we are the primary beneficiary of Gridsum PRC Holding and treat it as our variable interest entity, or VIE, under U.S. GAAP. We have consolidated the financial results of Gridsum PRC Holding and its subsidiaries in our consolidated financial statements.

        The following diagram illustrates our corporate structure, including our significant subsidiaries, our consolidated VIE and its subsidiaries:

Implications of Status as an Emerging Growth Company

        As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or JOBS Act. An emerging growth company may take advantage of specific reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the required auditor attestation of the emerging growth company's internal controls.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision, and as a result we will comply with new or revised accounting standards when they are adopted and compliance is required for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We will remain an emerging growth company until the earliest of: the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; the last day of our fiscal year following the fifth anniversary of the completion of this offering; the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, which would occur on the first day of our next fiscal year after the market value of our ADSs held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will no longer be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

        Our principal executive offices are located at Jade Palace Hotel Office Building, 8th Floor, 76 Zhichun Road, Haidian District, Beijing, People's Republic of China. Our telephone number at this address is (86-10) 8261-9988. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106. Our agent for service of process in the United States is                        , located at                                     .

        Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.gridsum.com. The information contained on our website is not a part of this prospectus.

        GRIDSUM, Dissector, Empower your e-performance, and our other registered or unregistered trade names, trademarks or service marks appearing in this prospectus are our intellectual property. This prospectus also contains trade names, trademarks and service marks of other companies that are the property of their respective owners.

Conventions That Apply to this Prospectus

        Except where the context otherwise requires and for purposes of this prospectus only:

  •
  "ADSs" refers to our American Depositary Shares, and each ADS represents                         Class B ordinary share;

  •
  "RMB" and "Renminbi" refer to the legal currency of the People's Republic of China;

  •
  "shares" and "ordinary shares" refer to our Class A and Class B ordinary shares, US$0.001 par value per share;

  •
  "US$" and "U.S. Dollar" refer to the legal currency of the United States; and

  •
  "we," "us," and "our company" refer to Gridsum Holding Inc., a Cayman Islands company, and its predecessor Cayman Islands entity, subsidiaries and consolidated affiliated entities.

        RMB amounts are translated into U.S. Dollars at the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014, which was RMB6.2046 to US$1.00. The noon buying rate on July 2, 2015, was RMB6.2044 to US$1.00.

 THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered	ADSs
ADSs to Class B ordinary share ratio	Each ADS represents Class B ordinary share, US$0.001 par value per share.
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares outstanding immediately after this offering	4,543,461 Class A ordinary shares and Class B ordinary shares (or 4,543,461 Class A ordinary shares and Class B ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
The ADSs

Each ADS represents                Class B ordinary share. The depositary will hold the Class B ordinary shares underlying the ADSs and you will have rights as provided in the deposit agreement.
You may turn in the ADSs to the depositary in exchange for Class B ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs, you agree to be bound by the deposit agreement as amended.
To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.
Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Use of proceeds
We expect that we will receive net proceeds from this offering of approximately US$           million, or approximately US$           million if the underwriters exercise their option to purchase additional ADSs from us in full, assuming an initial public offering price of US$           per ADS, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds to invest in technology, infrastructure and product development, to expand sales and marketing efforts, and for working capital and other general corporate purposes. See "Use of Proceeds" for more information.
ticker symbol	"GSUM"
Depositary
Lock-up	We, our directors and executive officers, certain of our existing shareholders and option holders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. In addition, through a letter agreement, we have agreed to instruct , as depositary, not to accept any deposit of any Class B ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance and not to provide consent without the prior written consent of Citigroup Global Markets Inc. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class B ordinary shares. See "Shares Eligible for Future Sale" and "Underwriting."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

        The number of ordinary shares that will be outstanding immediately after this offering is based upon 4,543,461 Class A ordinary shares and 17,486,705 Class B ordinary shares outstanding as of June 30, 2015, assuming the conversion of all outstanding preferred shares into 12,030,166 Class B ordinary shares immediately upon the completion of this offering and excludes:

  •
  2,440,161 Class B ordinary shares issuable upon the exercise of options outstanding as of June 30, 2015, at a weighted average exercise price of US$0.42 per share; and

  •
                  Class B ordinary shares reserved for future issuance under our 2015 Equity Incentive Plan, including 59,839 Class B ordinary shares reserved for issuance under our 2014 Stock Option Plan as of June 30, 2015, which will be added to the shares reserved under our 2015 Equity Incentive Plan.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  the automatic conversion of all outstanding preferred shares into Class B ordinary shares immediately upon the completion of this offering;

  •
  the filing and effectiveness of our fifth amended and restated memorandum and articles of association, which will become effective upon the completion of this offering; and

  •
  no exercise of the underwriters' option to purchase additional ADSs.

 SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated statements of operations data for the years ended December 31, 2013 and 2014, and summary consolidated balance sheet data as of December 31, 2014, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2013	2014
	(US$, except for share data)
Consolidated Statements of Operations Data:
Revenues:
Marketing automation	9,276,068	17,024,334
e-Government and other	1,043,366	3,463,666
Less: Business tax and surcharges	(145,120)	(277,684)

Net revenues	10,174,314	20,210,316
Cost of revenues(1)	(2,246,440)	(3,431,591)
Gross profit	7,927,874	16,778,725
Operating expenses:
Sales and marketing(1)	(4,719,205)	(7,608,907)
Research and development(1)	(3,315,919)	(6,189,864)
General and administrative(1)	(4,925,091)	(8,915,775)
Total operating expenses	(12,960,215)	(22,714,546)
Loss from operations	(5,032,341)	(5,935,821)
Other income (expense):
Foreign currency exchange gain (loss)	48,170	(124,363)
Interest income, net	14,088	29,260
Other income, net	1,544	60,584
Loss before income tax	(4,968,539)	(5,970,340)
Income tax expense	(21,076)	(77,227)
Net loss	(4,989,615)	(6,047,567)

Net loss attributable to Gridsum Holding Inc.	(4,989,615)	(6,047,567)
Less: Accretion to preference shares redemption	(626,087)	(1,538,671)
Cumulative dividend to preferred shareholders	(3,111,027)	(5,761,027)

Net loss attributable to ordinary shareholders	(8,726,729)	(13,347,265)

Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	10,000,000	10,000,000
Loss per ordinary share:
Basic and diluted	(0.87)	(1.33)
Loss per ADS:(2)
Basic and diluted
Non-GAAP Financial Data:(3)
Adjusted net loss	(4,616,487)	(5,417,511)
EBITDA	(4,344,411)	(4,897,252)
Adjusted EBITDA	(3,971,283)	(4,267,196)

(1)
Share-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2013	2014
	(US$)
Cost of revenues	5,239	11,594
Sales and marketing	13,930	60,079
Research and development	26,440	72,832
General and administrative	327,519	485,551

Total	373,128	630,056

(2)
Each ADS represents        Class B ordinary share.

(3)
See "—Non-GAAP Financial Measures."

	As of December 31, 2014
	Actual	Pro forma(1)	Pro forma, as adjusted(2)
	(US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	9,965,183	9,965,183
Total assets	36,682,133	36,682,133
Total liabilities	29,363,995	29,363,995
Total mezzanine equity	28,517,859	—
Ordinary shares	10,000	17,389
Additional paid-in capital	2,999,176	31,509,646
Accumulated deficit	(24,049,248)	(24,049,248)
Total shareholders' (deficit) equity	(21,199,721)	7,318,138

(1)
The consolidated balance sheet data as of December 31, 2014 are adjusted on a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred shares into 7,389,323 Class B ordinary shares immediately upon the completion of this offering.

(2)
The consolidated balance sheet data as of December 31, 2014 are adjusted on a pro forma, as adjusted basis to give effect to: (i) the automatic conversion of all of our outstanding preferred shares into 7,389,323 Class B ordinary shares immediately upon the completion of this offering; and (ii) the sale by us of                         Class B ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$                        per ADS, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measures

        In evaluating our business, we consider and use the following non-GAAP financial measures as supplemental measures to review and assess our operating performance: adjusted net loss, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss before share-based compensation, EBITDA as net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA as EBITDA before share-based compensation.

        We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate our business plans. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. We also believe that the use of these non-GAAP measures facilitates investors' assessment of our operating performance.

        These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including our peer companies, and therefore their comparability may be limited.

        We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        The following table reconciles our adjusted net loss, EBITDA and adjusted EBITDA in 2013 and 2014 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss:

	For the Year Ended December 31,
	2013	2014
	(US$)
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(4,989,615)	(6,047,567)
Share-based compensation	373,128	630,056

Adjusted net loss	(4,616,487)	(5,417,511)

	For the Year Ended December 31,
	2013	2014
	(US$)
Reconciliation of Net Loss to EBITDA and Adjusted EBITDA:
Net loss	(4,989,615)	(6,047,567)
Interest income, net	(14,088)	(29,260)
Income tax expenses	21,076	77,227
Depreciation expenses	638,216	1,102,348

EBITDA	(4,344,411)	(4,897,252)

Share-based compensation	373,128	630,056
Adjusted EBITDA	(3,971,283)	(4,267,196)

RISK FACTORS

        Investing in the ADSs involves significant risks. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have a history of losses and we may not achieve or sustain profitability.

        We have incurred net losses in each year since our inception in 2005, including net losses of US$5.0 million and US$6.0 million in 2013 and 2014, respectively. As a result we had an accumulated deficit of US$24.0 million as of December 31, 2014. We expect to continue to expend substantial financial and other resources on, among other things:

  •
  investments in our research and development team and in the development of new solutions and enhancements of our existing solutions;

  •
  sales and marketing, including expanding our sales force, increasing our customer base, increasing market awareness of our solutions and enhancing our brand;

  •
  expanding of our operations and infrastructure;

  •
  hiring additional employees; and

  •
  general administration, including legal, accounting and other expenses related to being a public company upon completion of this offering.

        These efforts may prove more expensive than we currently anticipate and may not result in increased revenues or growth of our business. We also expect that our revenue growth rate will decline over time and that our costs will increase. We may not be able to generate sufficient revenues to offset higher costs and achieve or sustain profitability. If we fail to achieve or sustain profitability, our business and operating results would be adversely affected.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and increases the risk of your investment.

        We launched our first data analysis solution, Web Dissector, in 2009, and introduced our other solutions to the market more recently. This limited operating history and the dynamic nature of the market in which we operate limit our ability to forecast future operating results and subject us to many uncertainties, including our ability to plan for and anticipate future growth. Our historical revenue growth should not be considered indicative of our future performance. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as determining appropriate investments of our limited resources, market reception of our existing and future solutions, competition from other companies, attracting and retaining customers, hiring, integrating, training and retaining skilled personnel, developing new solutions, determining prices for our solutions and unforeseen expenses. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results and our business could be adversely affected.

We have experienced rapid growth in recent periods and expect our growth to continue. If we are not able to manage growth of our business, or if our business does not grow as we expect, our operating results may be adversely affected.

        We have experienced rapid growth in our customer base and have expanded and intend to continue to expand our operations significantly. Our customer base increased from 108 customers in 2012 to 211 customers in 2014, and our employee headcount increased from 165 employees as of December 31, 2012 to 425 employees as of December 31, 2014. The majority of our revenues in 2013 and 2014 were generated by sales to existing customers. This growth has placed, and any further growth will place, significant demands on our management and our operational and financial infrastructure.

        To manage this growth effectively, we must continue to improve our operational, financial and management systems and controls by, among other things:

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  attracting, training and integrating new employees, particularly for our sales and research and development teams;

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  improving our operational infrastructure to support our business;

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  developing our internal control over financial reporting and our disclosure controls and procedures to ensure timely and accurate reporting of our operational and financial results; and

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  complying with applicable laws and regulations.

        If we fail to manage our growth, or if we fail to implement improvements or maintain effective internal controls, our costs and expenses may increase more than we plan and our abilities to expand our customer base, enhance our existing solutions, develop new solutions, satisfy existing customers, attract new customers, respond to competitive pressures or otherwise execute our business plan may be diminished, and our operating results would be adversely affected.

Our solutions may become less useful, and our business may be harmed, if we fail to adapt and respond effectively to rapidly developing technology, evolving industry standards and practices, and changing customer needs, requirements or preferences.

        The software industry is subject to rapid technological development, evolving industry standards and practices and changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop and sell new solutions that satisfy our customers and provide enhancements and new features for our existing solutions that keep pace with rapid technological change and industry developments, our revenues and operating results could be adversely affected. If new technologies emerge that are able to deliver competitive solutions and applications at lower prices, more efficiently, more conveniently or more securely than our solutions, those technologies could adversely impact our ability to compete and adversely affect our operating results.

To grow our business, we must achieve a high level of customer satisfaction and contract renewals, extend our relationships with existing customers over time and sell our solutions to new customers.

        We have no long-term customer contracts, and most of our customer contracts may be renewed on an annual basis. For our business to grow and succeed we must achieve a high level of customer satisfaction so that our customers will renew their contracts with us and increase their utilization of the solutions they purchase from us. This requires that our solutions perform up to customer expectations and customers achieve the return on investment that they expect. Even if our products perform to specifications, customers may choose not to renew or to cancel early. Our success also depends on our ability to extend our relationships with existing customers, both by growing their utilization of solutions they have purchased and by selling additional products in our solution suites. Finally, our ability to achieve significant revenue growth in the future also depends on our ability to attract new customers.

        Our ability to achieve customer renewals, expansions and new customer sales depends on many factors, including customer satisfaction with the performance of our solutions, our prices, the prices of competing solutions, mergers and acquisitions affecting our customer base, the effects of global economic conditions and reductions in customer spending levels generally. Our success with customers also depends on our ability to maintain a consistently high level of customer service and technical support to retain existing customers and attract new customers. If we are unable to hire and train sufficient support resources to provide adequate and timely support to our customers, our customers' satisfaction with our solutions will be adversely affected. To the extent that our customers do not renew their contracts, terminate early or renew on less favorable terms or if our efforts to sell additional solutions to existing customers or new customers are not successful, our revenues may decline and our operating results could be adversely affected.

We depend upon marketing automation customers for a significant portion of our revenues and on a small number of premium publishers for advertising inventory that is related to a significant portion of our revenues, so the loss of any of these customers or publishers, or the reduction in activity by them, could materially adversely affect our business, results of operations and financial condition.

        In 2014, 84% of our net revenues was derived from customers that purchased our marketing automation solutions. We expect that, for the foreseeable future, we will continue to depend upon marketing automation customers for a significant portion of our revenues. A decline in sales to these customers would adversely affect our business, financial condition and operating results.

        In addition, a relatively small number of premium publishers, such as Baidu, Sougou and Qihoo 360, have historically accounted for a significant portion of the premium ad inventory purchased by customers through our marketing automation solutions. In 2014, a majority of the ad impressions placed by our marketing automation customers using our solutions were placed on Baidu websites. We expect that we will continue to depend upon a relatively small number of premium publishers for a significant portion of our customer's purchases of ad inventory for the foreseeable future. Because we have no long-term commitments from these publishers, they may reduce the inventory they sell to our customers. If we fail to retain or replace premium ad inventory from existing or new publishers, our business, results of operations and financial condition could be materially adversely affected. Revenues from Baidu's incentive program associated with ad placements by our customers through our marketing automation solutions accounted for approximately 23% and 22% of our revenues in 2013 and 2014, respectively. If Baidu were to change its incentive programs or to cease doing business with us for any reason, our revenues and our financial results would be materially adversely affected.

Our revenues from governmental customers are based upon our strategic relationship with the State Information Center of China, and if we do not maintain and strengthen that relationship, our results of operations and financial condition could be adversely affected.

        Under our cooperation agreement with the State Information Center of China, or the SIC, we established a non-governmental entity, the Research Center for e-Government, to serve the website and critical business application system needs of PRC local, municipal, provincial and central governmental agencies. We recently entered into a framework agreement and an additional cooperation agreement with an entity that is wholly owned by the SIC, or the SIC Entity. Under these agreements, we and the SIC Entity agreed to establish a joint venture company to oversee the business operations, sales and marketing and financial management of the Research Center. Beijing Gridsum and Guoxinjunhe will each own 40% and the SIC Entity will own 20% of the equity interest in this joint venture company.

        A significant portion of our e-government revenues has been generated by sales to public sector agencies due in part to our strategic relationship with the SIC. Our ability to continue to sell our solutions to public sector agencies will depend on our continued cooperation with the SIC and is subject to many uncertainties, such as the SIC may change its focus and reduce or terminate its support for e-government initiatives; and PRC public sector agencies may face funding reductions or delays, reducing sales of our solutions. In the event that any of these risks materialize, our revenues and results of operations could be materially adversely affected.

        In addition, selling to public sector customers in the PRC involves a number of inherent risks. These sales often require significant upfront time and expense without any assurance that these efforts will generate a sale. Governmental agencies may require us to comply with various national and local regulations that are not applicable to sales to commercial enterprises, and compliance with those regulations may require us to put in place controls and procedures that may be costly to administer. Failure to comply with any such regulations could adversely affect our business, operating results and financial condition.

If we are not able to develop and introduce new solutions and enhancements of existing solutions that achieve market acceptance, our business could be adversely affected.

        Our ability to attract new customers and increase revenues from existing customers depends in large part on our ability to enhance and improve our existing solutions, increase adoption and usage of our solutions and introduce new solutions. As such, the continued growth in market demand of these solutions is critical to our continued success. In addition, our ability to grow our business depends in part on our ability to increase market acceptance of our other solutions, which are unproven. The success of new solutions and enhancements of existing solutions depend on many factors, including timely completion, adequate quality testing, introduction and market acceptance. Any new solutions that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects or may not achieve the broad market acceptance necessary to generate sufficient revenues. If we are unable to successfully enhance our existing solutions to meet customer requirements, increase adoption and usage of our solutions or develop new solutions, our business and operating results will be adversely affected.

Our future quarterly operating results may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.

        Our revenues and operating results could vary significantly from quarter to quarter as a result of various factors, many of which are outside of our control, including:

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  fluctuation in our customer base;

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  timing and size of renewal of customer agreements and sales of additional solutions to existing customers;

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  timing and size of sales to new customers;

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  timing of our business expenses, in particular those associated with hiring of new employees;

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  introduction of solutions and enhancements by existing or new competitors in our market and changes in pricing for solutions offered by us or our competitors;

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  customers delaying purchasing decisions in anticipation of new solutions or enhancements by us or our competitors;

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  changes in customer budgets;

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  seasonal variations in our revenues, which have generally historically been highest in the fourth quarter of a calendar year and lowest in the first quarter;

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  our ability to control costs and expenses, including our operating expenses;

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  the timing of satisfaction of revenue recognition criteria, particularly with regard to large transactions;

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  our ability to provide software solutions on-demand, without network outages or security breaches;

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  fluctuations in our effective tax rate; and

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  general economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers operate.

        Any one of these factors may result in fluctuations in our revenues and operating results, meaning that quarter-to-quarter comparisons of our revenues, operating results and cash flows may not necessarily be indicative of our future performance.

        We believe that quarter-to-quarter comparisons of our revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance. If our revenues or operating results fall below the expectations of investors or securities analysts in a particular quarter or below any guidance we may provide, the price of the ADSs could decline.

If the market for our cloud delivery model and SaaS offerings develops more slowly than we expect, our growth may slow or stall, and our operating results would be adversely affected.

        The market for SaaS business software is less mature than traditional on-premises software applications, and the adoption rate of SaaS business software may be slower among customers in industries with heightened data security concerns or business practices requiring highly customizable application software. Our success will depend to a substantial extent on the widespread adoption of SaaS business software in general, but we cannot be certain that the trend of adoption of SaaS solutions will continue in the future. In particular, many organizations have invested substantial personnel and financial resources in integrating legacy software into their businesses over time, and some have been reluctant or unwilling to migrate to SaaS. It is difficult to predict customer adoption rates and demand for our solutions, the future growth rate and size of the SaaS business software market or the entry of competitive applications. The expansion of the SaaS business software market depends on a number of factors, including the cost, performance and perceived value associated with SaaS, as well as the ability of SaaS providers to address data security and privacy concerns. If SaaS business software does not continue to achieve market acceptance, or there is a reduction in demand for SaaS business software caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and solutions or decreases in information technology spending, it would result in decreased revenues and our business would be adversely affected.

Our growth prospects will be adversely affected if we fail to successfully execute our mobile strategy, including developing, maintaining and enhancing the capabilities of our mobile solutions.

        The use of mobile devices to access the online content that our customers offer to their users, is growing rapidly and displacing personal computer-based access to those customer offerings. Our experience with Web Dissector may not provide a meaningful basis for you to evaluate our current business and prospects in mobile. We introduced Mobile Dissector in 2011, so our experience with it is limited and we cannot be certain that it will be successful. If we cannot provide effective functionality through our mobile solutions, as required by our customers, we may experience difficulty retaining and attracting customers.

        To deliver high quality applications, it is important that our solutions integrate with a wide range of other mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing solutions that operate effectively with these technologies, systems, networks or standards. We have devoted and we expect to continue to devote substantial resources to our mobile solutions, and we cannot guarantee that the capabilities of our mobile solutions will be attractive to existing or potential customers. If we do not succeed in continuing to develop, maintain and enhance the capabilities of our mobile solutions, our growth prospects in the mobile sector will be adversely affected.

Our future growth, if any, depends on being able to expand our direct sales force and customer service and technical support team successfully.

        Our ability to increase our customer base, sell more of our solutions and achieve broader market acceptance of our solutions depends, to a significant extent, on our ability to expand our marketing and sales operations. To date, most of our growth has been attributable to the efforts of our direct sales force, which consists of a limited number of quota-carrying sales personnel and a limited number of customer service consultants. We intend to increase substantially the number of our direct sales personnel and customer service consultants. We believe there is significant competition for personnel with the skills and technical knowledge that we require, and from time to time we have experienced and expect to continue to experience significant turnover within our sales force. To the extent we experience unusual levels of turnover within our sales force or lose particularly valuable contributors, it may limit our ability to grow revenues and may harm our sales force productivity, which could lead to revenue declines. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel and customer service consultants to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Newly hired personnel may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow rapidly, a large percentage of our sales force will be new to our company and our solutions, which may make it more difficult to train our sales force effectively and may adversely affect our sales. If we are unable to hire and train sufficient numbers of effective sales personnel and customer service consultants or if our sales force is not successful in obtaining new customers or increasing sales to our existing customer base, our business will be adversely affected.

Failure to protect our customers' proprietary data could expose us to risks of liability, loss of business and reputational damage.

        Our operations involve protection of our intellectual property, along with the storage, transmission and processing of our customers' proprietary data, including some personally identifiable information. Security breaches, computer malware and computer hacking attacks could expose us to risks of loss of important customer information, which could result in loss of business, reputational damage, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations and significant costs for remediation and incentives to customers or other business partners in an effort to maintain business relationships after a breach.

        Cyberattacks and other malicious internet-based activity continue to increase generally. If our security measures are perceived as weak or are actually compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our customers may curtail or stop using our solutions, our reputation could be damaged, our business could be adversely affected, and we could incur significant liability. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our customers' data.

        Many of our contracts do not have limitations of liability provisions for a security lapse or breach, and we cannot assure you that any contractual limitations of liability provisions would be enforceable or would otherwise protect us from any liabilities or damages with respect to any particular claim. We do not have insurance to cover such liabilities and damages, and cannot be sure that insurance coverage will be available on acceptable terms, will be available in sufficient amounts to cover one or more large claims related to a security breach, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including expansion rates, financial condition, operating results and reputation.

Our business collects and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

        In the course of performing data analysis for our customers, we collect and process a large quantity of personal, transactional, demographic and behavioral data. Although we do not store any personally identifiable information, we nevertheless face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data about internet users who visit our customers' websites:

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  protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

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  addressing concerns related to privacy and sharing, safety, security and other factors; and

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  complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

        Any systems failure or security breach or lapse on our part that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs. If additional capital is not available, we may have to delay, reduce or cease operations.

        We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure or possible acquisitions of complementary businesses and technologies. We do not currently have any specific acquisition plans or targets. We may also require additional capital to respond to declines in demand for our products or other unforeseen circumstances. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of the ADSs. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to support our business and to respond to business opportunities and challenges could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

If we lose key members of our management team or are unable to attract and retain executives and employees we need to support our operations and growth, our business could be adversely affected.

        Our success and future growth depend largely upon the continued services of our executive officers and other key employees in the areas of research and development, marketing, sales, services and general administrative functions. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. The loss of one or more of our executive officers, particularly our co-founder, chief executive officer and chairman, Guosheng Qi, or the failure of our executive team to work with our employees and lead our company effectively, could adversely affect our business.

        In addition, we must attract and retain highly qualified personnel to execute our growth plan. Competition for these personnel in Beijing, where our headquarters and the majority of our research and development personnel are located, and in other locations where we maintain offices is intense, especially for engineers experienced in designing and developing data analysis and digital intelligence solutions software and experienced sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel are larger and have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines or experiences significant volatility, it may be more difficult for us to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected.

We have identified a material weakness and certain other deficiencies in our internal controls as of December 31, 2014, and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely affected.

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of auditing our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness and certain other deficiencies in our internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the Securities and Exchange Commission, or the SEC, reporting requirements to properly address complex accounting issues and to prepare and review our financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Although we plan to implement measures to address the material weakness, implementation of those measures may not fully remediate the material weakness in a timely manner. In the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

        If we fail to establish and maintain adequate internal controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal controls could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions. We could also be required to restate our historical financial statements.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

        The market for digital intelligence solutions is rapidly evolving, fragmented and highly competitive, with relatively low barriers to entry in some segments. Our competitors fall into three primary categories:

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  diversified technology companies such as Google, IBM, Microsoft and Oracle;

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  bid management companies such as adSage, MediaV and Adobe Efficient Frontier; and

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  web analytics companies such as Adobe Omniture and WebTrends.

        Some of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets, significantly greater resources and more operating flexibility to bundle competing solutions and services with other software offerings at little or no perceived incremental cost, including offering them at a lower price as part of a larger sale. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer solutions or services that address one or a limited number of functions at lower prices or with greater depth than our solutions. Our current and potential competitors may develop and market new technologies with comparable functionality to our solutions, and this could lead to us having to decrease prices in order to remain competitive.

        With the introduction of new technologies and new market entrants, we expect competition to intensify in the future. As we expand the scope of our solutions, we may face additional competition. Additionally, some existing and potential customers, particularly large enterprises, may elect to develop their own internal solutions. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively. If we are unable to maintain our current pricing due to the competitive pressures, our margins will be reduced and our operating results will be adversely affected. Pricing pressures and increased competition generally could result in reduced sales and margins, losses or the failure of our solutions to achieve or maintain more widespread market acceptance, any of which could adversely affect our business.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

        Our success depends in part on reliable customer access to our solutions and reliably high performance by our solutions. We may experience disruptions, outages and other performance problems due to a variety of factors, including downtime at leased data center facilities, infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our solutions simultaneously, denial of service attacks or other security related incidents. In addition, the availability and performance of our solutions are important to our customers, but it may become more difficult over time to maintain and improve our performance levels, especially during peak usage times, and as our solutions become more complex and our usage volume increases. If our solutions are unavailable to customers when needed or our solutions do not perform up to expected levels for any reason, our business will be adversely affected. Addressing these problems will require us to address capacity constraints, continually upgrade our systems and continually develop our technology and network architecture, which will increase our costs and may adversely affect our operating results.

Defects in our solutions could diminish demand for our solutions, adversely affect our financial results and subject us to liability.

        Our customers depend on our solutions for important aspects of their businesses, and any errors, defects or disruptions to our solutions or other performance problems with our solutions may damage our customers' businesses and could hurt our brand and reputation. We provide regular updates, which may contain undetected errors when first introduced or released. In the past, we have discovered software errors, failures, vulnerabilities and bugs in our solutions after they have been released, and additional errors in our existing solutions may be detected in the future. Real or perceived errors, failures or bugs in our solutions could result in negative publicity, loss of or delay in market acceptance of our solutions, loss of competitive position, delay of payment to us, lower renewal rates or claims by customers for losses sustained by them. In such an event, we may be required, or may choose for customer relations reasons or otherwise, to expend additional resources in order to help correct the problem. As a result, we could lose future sales and our reputation and our brand could be adversely affected. In addition, we currently do not and may not in the future carry insurance sufficient to compensate us for the any losses that may result from claims arising from defects or disruptions in our solutions.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology.

        Our success depends to a significant degree on our ability to protect our proprietary technology. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business could be adversely affected.

        We rely on a combination of patents, trademarks, trade secrets, copyrights, service marks, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. As of June 30, 2015, we had five issued patents and approximately 500 pending patent applications. We may be unable to obtain any patent protection for our technology subject to the pending patent applications. Any patents, trademarks or other intellectual property rights that we obtain may be challenged by others or invalidated through administrative process or litigation. We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. There is no assurance that these agreements will be effective in controlling access to and distribution of our proprietary information.

        Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. The laws of the PRC are not as protective of intellectual property rights as those in the United States, and legal procedures for enforcement of intellectual property rights may be inadequate in China. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

        We may be required to spend significant resources in monitoring and protecting our intellectual property rights. We may be required to pursue litigation to protect our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and it could also result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting less effective or more costly technologies into our solutions or injure our reputation.

We may be sued by third parties for alleged infringement of their proprietary rights.

        There are considerable patent, copyright, trademark, trade secret and other intellectual property development activities in our industry. Our success depends in part on not infringing on the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our solutions or require that we comply with other unfavorable terms.

        Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources spent in resolving them, could divert the resources of our management and adversely affect our business and operating results. We expect that the occurrence of infringement claims is likely to grow as the market for digital intelligence solutions grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further divert our financial and management resources.

Our use of open source software could negatively affect our ability to sell our solutions and subject us to possible litigation.

        We use open source software in our solutions and expect to continue to use open source software in the future. We may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our technologies, any of which would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer or discontinue our solutions or incur additional costs. We cannot be certain that we have incorporated open source software in our solutions in a manner that is consistent with our policies.

Natural disasters and other events beyond our control could adversely affect our business.

        Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. We rely on our network and third-party data center infrastructure, customers' internal technology systems and our website for our development, marketing, operational support, hosted solutions and sales activities. Although we maintain crisis management and disaster response plans, in the event of a major earthquake, hurricane or other catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorism, we may be unable to continue operations without interruption and may suffer lost revenues, delays in developing important software, reputational harm, breaches of data security and loss of critical data, all of which could have an adverse effect on our results of operations.

Risks Relating to Our Corporate Structure

We conduct our businesses in China through our variable interest entity and its subsidiaries by means of contractual arrangements. If the PRC government determines that such arrangements do not comply with applicable PRC laws and regulations, our business could be materially adversely affected.

        Current PRC laws and regulations impose restrictions on foreign ownership of companies that engage in internet, advertising, market survey and other related businesses. Specifically, foreign ownership of an internet content provider may not exceed 50% and the primary foreign investor of such provider must have a record of good performance and operating experience in managing internet content service. In addition, foreign investors in an advertising business in China must be primarily engaged in advertising businesses and have a certain period of operating history.

        We are a company registered in the Cayman Islands and Dissector (Beijing) Technology Co. Ltd., our wholly owned PRC subsidiary that we refer to as our WFOE, is considered a foreign-invested enterprise, or FIE. To comply with PRC laws and regulations, we conduct our business in China through Gridsum Holding (Beijing) Co., Ltd., or Gridsum PRC Holding, and its subsidiaries, based on a series of contractual arrangements among the WFOE, Gridsum PRC Holding and its shareholders. The shareholders of Gridsum PRC Holding are our founders, Guosheng Qi and Guofa Yu, and a holding company owned by Guosheng Qi and other key employees. As a result of these contractual arrangements, we exert control over Gridsum PRC Holding, which is our variable interest entity, or VIE, and its subsidiaries, and we consolidate their operating results in our financial statements under U.S. GAAP. The subsidiaries of Gridsum PRC Holding hold the licenses and key assets that are essential for our business operations. For a detailed description of these contractual arrangements, see "Corporate History and Structure."

        In the opinion of our PRC counsel, Commerce & Finance Law Offices, (a) the ownership structures of the WFOE, Gridsum PRC Holding and the subsidiaries of Gridsum PRC Holding, both currently and immediately after giving effect to this offering, do not and will not violate applicable PRC laws; and (b) each agreement documenting the contractual arrangements among the WFOE, Gridsum PRC Holding and its shareholders, is valid, binding and enforceable in accordance with its terms under applicable PRC laws, and does not violate applicable PRC laws. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and there can be no assurance that the PRC government will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel. If the contractual arrangements among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding are determined to be illegal or invalid, the relevant governmental authorities would have broad discretion in dealing with such violation, including revoking our business and operating licenses, requiring us to discontinue or restrict operations, restricting our rights to collect revenues, confiscating our income, requiring us to restructure our ownership structure or operations, imposing additional conditions or requirements with which we may not be able to comply or levying fines. These actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and operating results.

We rely on contractual arrangements with Gridsum PRC Holding and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

        We have relied and expect to continue to rely on contractual arrangements with Gridsum PRC Holding, in which we have no ownership interest, and the shareholders of Gridsum PRC Holding to conduct our business in China. These contractual arrangements are intended to provide us with effective control over Gridsum PRC Holding and its subsidiaries and allow us to obtain economic benefits from them, but may not be as effective as direct ownership. If Gridsum PRC Holding or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights.

        All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. There are very few precedents and little official guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. The relevant PRC arbitration panel may conclude that our contractual arrangements violate PRC law or are otherwise unenforceable. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event that we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over Gridsum PRC Holding, and may lose control over the assets owned by it and its subsidiaries. As a result, we may be unable to consolidate Gridsum PRC Holding and its subsidiaries in our consolidated financial statements, our ability to conduct our business may be adversely affected, and our business operations could be severely disrupted.

The beneficial owners of Gridsum PRC Holding may have potential conflicts of interest with us, which may materially adversely affect our business.

        The beneficial owners of Gridsum PRC Holding, our VIE, include Guosheng Qi, Guofa Yu and other key employees. Conflicts of interest may arise between the roles of these individuals as shareholders, directors and officers of our company on the one hand and as beneficial owners of Gridsum PRC Holding on the other. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. We cannot assure you that when conflicts of interest arise, beneficial owners of Gridsum PRC Holding will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

        Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding are not on an arm's length basis and therefore constitute favorable transfer pricing. The PRC tax authorities could require that Gridsum PRC Holding adjust its taxable income upward. Such an adjustment could adversely affect us by increasing Gridsum PRC Holding's tax expenses without necessarily reducing the tax expenses of the WFOE, and subjecting Gridsum PRC Holding to late payment fees and other penalties for under-payment of taxes. As a result, our consolidated operating results could be adversely affected.

We may lose the ability to use assets held by Gridsum PRC Holding or its subsidiaries that are important to the operation of our business if any of them goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        Gridsum PRC Holding and its subsidiaries hold assets and perform functions that are important to the operation of our business. In particular, the subsidiaries of Gridsum PRC Holding hold almost all patents for our proprietary technology, domain names, trademarks, copyrights and other intellectual property rights. In the event that Gridsum PRC Holding or any of its subsidiaries enters into bankruptcy or undergoes a voluntary or involuntary liquidation proceeding, all or part of its assets will become subject to liens or rights of third-party creditors. As a result, we may be unable to continue some or all of our business operations, which could materially adversely affect our business, financial condition and operating results.

Substantial uncertainties exist with respect to the enactment timetable and final content of a draft new PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

        In January 2015, the Ministry of Commerce of the PRC, or the MOFCOM, published a discussion draft of the Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company should be treated as an FIE. It specifically provides that entities established in China (without direct foreign equity ownership) but "controlled" by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment "restrictions" or "prohibitions" set forth in a "negative list" to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment "restrictions" in the "negative list," the FIE must go through a market entry clearance by the MOFCOM for pre-approval.

        Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would be deemed as FIEs if they are ultimately "controlled" by foreign investors, and any of their operations in the industry categories included in the "negative list" without market entry clearance may be considered illegal. Conversely, for any companies with a VIE structure engaged in a "restricted" business included in the "negative list," the VIE structure may be deemed legitimate if it is ultimately controlled by PRC nationals. The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the companies with an existing VIE structure, and is soliciting comments from the public on this point.

        The internet content service and market survey businesses that we conduct through the subsidiaries of Gridsum PRC Holding, which is our VIE, are subject to foreign investment restrictions set forth in the Guidance Catalogue of Industries for Foreign Investment issued by the National Development and Reform Commission and the MOFCOM, or the Catalogue. It is unclear whether the new "negative list" will be different from the relevant categories in the Catalogue. Substantial uncertainties exist with respect to the enactment timetable and final content of the draft Foreign Investment Law. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as the MOFCOM market entry clearance, to be completed by us, there are uncertainties as to whether such clearance can be timely obtained, or at all.

Risks Relating to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on overall economic growth in China, which could materially and adversely affect our business.

        Substantially all of our operations are conducted in China and substantially all of our revenues are generated in China. Accordingly, our operating results, financial condition and prospects are influenced by the economic, political and legal conditions and developments in China. China's economy differs from the economies of most developed countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates, foreign exchange control and allocation of resources. While the Chinese economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors. The PRC government exercises significant control over China's economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatment to particular industries or enterprises. Any adverse changes in the policies of the Chinese government or in PRC laws and regulations could have a material adverse effect on the overall economic growth of China, a decreased demand for our solutions and adversely affect our business and operating results. In addition, our revenues are dependent on the number of our customers and the scope of the solutions used by our customers. Historically, during economic downturns there have been reductions in spending on digital intelligence as well as pressure for extended billing terms and other financial concessions. These conditions affect the level of information technology spending and could adversely affect our customers' ability or willingness to purchase our solutions, delay prospective customers' purchasing decisions, reduce the value or duration of their contracts or affect renewal rates, all of which could adversely affect our operating results.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

        The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. Since then, the legislation has enhanced the protections of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. The interpretation and enforcement of these laws and regulations involve uncertainties. Since the PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us.

        Furthermore, the PRC legal system is partly based on government policies and internal rules, some of which are not published in a timely manner or at all, and some of which may have retroactive effects. As a result, we may not be aware of our violation of any of these policies or rules until sometime after the violation. Such uncertainties, including the uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights could materially adversely affect our business and impede our ability to continue our operations.

The PRC regulations on offshore holding companies providing loans to and making direct investments in PRC entities may delay or prevent us from using the proceeds of this offering to fund the WFOE.

        Upon completion of this offering, we may finance and transfer funds to the WFOE by means of shareholder loans or capital contributions. Any loans we make to the WFOE cannot exceed statutory limits based on the difference between the total investment amount and the registered capital of the WFOE and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Any capital contributions we make to the WFOE must be approved by appropriate governmental agencies. We may not be able to obtain these approvals on a timely basis, if at all. If we fail to obtain such approvals, our ability to provide loans or capital contributions to the WFOE in a timely manner may be adversely affected, which could materially adversely affect our liquidity and our ability to fund and expand our business.

        Moreover, the registered capital of the WFOE settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. This may significantly limit our ability to fund our business operations in China.

The failure of our PRC-resident beneficial owners to comply with PRC foreign exchange regulations may subject the WFOE to liability or penalties, limit our ability to inject capital into the WFOE or limit the WFOE's ability to distribute profits.

        On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires a PRC resident to make SAFE registration prior to contributing assets or interests to an overseas special purpose vehicle, or SPV, that is directly established or indirectly controlled by such PRC resident for the purpose of conducting investment or financing. SAFE Circular 37 further requires the PRC resident to make amendment registrations in the event of any major changes or events with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger or division. In the event that a PRC-resident shareholder holding interests in a SPV fails to complete the required SAFE Circular 37 registration, the PRC subsidiary of such SPV may be prohibited from making profit distributions to its offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evading foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment which came into effect on June 1, 2015, initial and amendment registrations under SAFE Circular 37 are handled by qualified local banks.

        The beneficial owners of Generation Gospel Limited, Garden Enterprises Ltd. and Fairy Spirit Limited who are PRC residents have completed initial registrations under SAFE Circular 37 with the local counterparts of SAFE relating to their investments in us. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners have complied and will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our existing or future beneficial owners who are PRC residents to comply with the registration requirements and procedures set forth in SAFE Circular 37 and subsequent implementation rules may subject our the WFOE to fines and legal sanctions, limit our ability to contribute additional capital to the WFOE and limit the WFOE's ability to distribute dividends or make other distributions to our company, which could adversely affect our business and prospects.

We and our Hong Kong subsidiary may be classified as a "PRC resident enterprise" for PRC enterprise income tax purposes, which would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

        The PRC Enterprise Income Tax Law, or the EIT Law, provides that an enterprise established outside China whose "de facto management body" is located in China is considered a "PRC resident enterprise" and will generally be subject to the uniform 25% PRC enterprise income tax on its global income. Under the implementation rules of the EIT Law, "de facto management body" is defined as the organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.

        Pursuant to the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, issued by the PRC State Administration of Taxation, or the SAT, in 2009, a foreign enterprise controlled by PRC enterprises or PRC enterprise groups is considered a PRC resident enterprise if all of the following conditions are met: (i) the senior management and core management departments in charge of daily operations are located mainly in China; (ii) financial and human resources decisions are subject to determination of or approval by persons or bodies in China; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders' meetings are located or kept in China;

and (iv) at least half of the enterprise's directors with voting rights or senior management reside in China. Although the notice states that these standards only apply to offshore enterprises that are controlled by PRC enterprises or PRC enterprise groups, such standards may reflect the general view of the SAT in determining the tax residence of foreign enterprises.

        If the PRC tax authorities determine that our company or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, we or any such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on our or its global income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that our company is a PRC resident enterprise, dividends paid by us and gains realized on the sale or other disposition of the ADSs or our ordinary shares may be subject to PRC tax, at a rate of 10% if the shareholder is a non-PRC enterprise or 20% in the case of a non-PRC individual shareholder (in each case, subject to the provisions of any applicable tax treaty). Such tax may materially reduce the value of the ADSs.

Any limitation on the ability of the WFOE to make distributions to us, or the tax implications thereof, could have a material adverse effect on our business or financial condition.

        We are a holding company, and we rely principally on dividends and other distributions from the WFOE for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Current PRC regulations permit the WFOE to pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the WFOE is required to set aside at least 10% of its after tax profits each year, if any, to fund statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. Apart from these reserves, the WFOE may allocate a discretionary portion of its after-tax profits to staff welfare and bonus funds at its discretion. These reserves and funds are not distributable as cash dividends. We cannot assure you that the WFOE will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

        Distributions made by a PRC company to its offshore parent are generally subject to a 10% withholding tax under the EIT Law. Pursuant to the EIT Law and the Arrangement between the Mainland and the Hong Kong Special Administrative Region for Avoiding Double Taxation and Preventing Fiscal Evasion with respect to Taxes on Income, the withholding tax rate on dividends paid by the WFOE to Gridsum HK would generally be reduced to 5%, provided that Gridsum HK is the beneficial owner of the income sourced from China. However, the Notice on How to Understand and Determine the Beneficial Owners in Tax Treaties, promulgated by the SAT in 2009, provides that a beneficial owner generally must engage in substantive business activities. An agent or a conduit company (meaning a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits) will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. If Gridsum HK is regarded as a conduit company, it will not be able to enjoy the lower 5% withholding tax rate with respect to any dividends or distributions made by the WFOE.

Governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenues in RMB and substantially all of our cash inflows and outflows are denominated in RMB. We primarily rely on dividend payments from the WFOE to fund any cash and financing requirements we may have.

        Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as routine procedural requirements are fulfilled. Therefore, the WFOE is allowed to pay dividends in foreign currency to us without pre-approval from SAFE. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account items in the future. If the foreign exchange control system in China prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Failure to comply with PRC regulations regarding the registration requirements for share option plans may subject PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed SPVs due to their position as director, senior management or employees of the PRC subsidiaries of the overseas SPVs may submit applications to SAFE or its local branches for the foreign exchange registration with respect to such overseas SPVs. Upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Circular of the SAFE on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals' Participating in the Share Incentive Schemes of Overseas-Listed Companies issued by SAFE in February 2012, or SAFE Circular 7. Under SAFE Circular 7, PRC residents who participate in an employee share ownership or option plan of an overseas publicly listed company are required to register with SAFE and complete other procedures through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of share options. In addition, the PRC agent is required to make amendment registrations with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. Failure to comply with such requirements will subject us or our PRC resident option holders to fines and other legal or administrative sanctions.

        Furthermore, the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units, or RSUs, vest, will be subject to PRC individual income tax. Our subsidiary and controlled affiliated entities will be required to file documents related to employee share options, restricted shares or RSUs with the relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. If the employees fail to pay, and our PRC subsidiary and controlled affiliated entities fail to withhold, such PRC individual income taxes, our PRC subsidiary and controlled affiliated entities may face sanctions imposed by the PRC tax authorities.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

        The value of the RMB against the U.S. Dollar and other currencies is affected by changes in China's political and economic conditions and China's foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. Dollar, and the RMB appreciated more than 20% against the U.S. Dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the fluctuation of the exchange rate between the RMB and the U.S. Dollar remained within a narrow range. The PRC government then allowed the RMB to appreciate slowly against the U.S. Dollar again, and as of June 30, 2015, it had appreciated more than 9% since June 30, 2010, though there also have been periods when it depreciated against the U.S. Dollar. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the RMB and the U.S. Dollar in the future.

        Our revenues and costs are mostly denominated in RMB, and substantially all of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. Dollar. Any significant depreciation of the RMB may materially adversely affect our revenues, earnings and financial position as reported in U.S. Dollars. To the extent that we need to convert U.S. Dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. Dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. Dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. Dollar against the RMB would have an adverse effect on the U.S. Dollar amount available to us.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

        Auditors of companies whose shares are registered with the SEC and publicly traded in the United States, including our independent registered public accounting firm, are required to be registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, and are required to undergo regular inspections by the PCAOB to assess their compliance with the U.S. laws and professional standards applicable to auditors. Our independent registered public accounting firm is located in and organized under the laws of the PRC, which is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of PRC authorities. This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections and it is more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures, compared to auditors that are subject to PCAOB inspections. This could cause investors in our ADSs to lose confidence in our audit procedures and our reported financial information, which could result in declines in the market acceptance of our ADSs.

If additional remedial measures are imposed on major PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to file our financial statements in compliance with the requirements of the Exchange Act.

        In December 2012, the SEC instituted administrative proceedings against several major PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC's rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The firms appealed the ALJ's initial decision to the SEC. The ALJ's decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC in response to future document requests by the SEC made through the CSRC. If these accounting firms, including our independent registered public accounting firm, fail to comply with the documentation production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and the CSRC, the SEC retains authority to impose additional remedial measures on the firms, such as imposing penalties on the firms and restarting the proceedings against the firms, depending on the nature of the failure. If the audit firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the stock exchange on which they trade or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Any change in the preferential tax treatment we enjoy in the PRC may materially adversely impact our net income.

        One of the subsidiaries of Gridsum PRC Holding, Beijing Gridsum, has been granted the status of "high and new technology enterprise" by PRC government agencies since 2014, with a three-year term of validity. As a result, the income tax rate of this subsidiary is reduced to a preferential rate of 15% under applicable laws and regulations. However, the government agencies may decide not to renew the "high and new technology enterprise" of this subsidiary after the initial term expires, and therefore we cannot assure you of the continuance of the preferential tax treatment. The discontinuation of such preferential tax treatment could increase our operating and other expenses and adversely affect our net income.

We have not obtained required permits for conducting foreign-related surveys and an ICP license, and if we fail to obtain the permit and license, our business may be adversely affected.

        Because we are a digital intelligence solution provider with customers, including foreign customers, that use our solutions for market and social surveys, we are required under PRC regulations to obtain from the PRC National Bureau of Statistics a permit for conducting foreign-related surveys. We have not yet obtained this permit. The PRC National Bureau of Statistics has informed us that the next application date for this permit will be in August or September 2015, and we intend to apply for this permit at that time. However, if we fail to obtain the permit, we may be subject to fines and other penalties, and our relevant business may be adversely affected.

        Because our business involves operative internet information services, we are required under PRC regulations to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the Ministry of Industry and Information Technology may levy fines on us, confiscate our income or even block our website, and our business may be adversely affected.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.

        Pursuant to the Regulations for the Administration of Commercial Encryption promulgated in 1999, foreign and domestic companies operating in China are required to seek approval from the Office of the State for Cipher Code Administration, for the commercial encryption products they use. Companies operating in China are allowed to use only commercial cipher code products approved by this authority and are prohibited from using self-developed or imported cipher code products without approval. In addition, all cipher code products shall be produced by those producers appointed and approved by this authority. Because applicable regulations do not specify what constitutes a cipher code product, we are unsure as to whether or how they apply to us and the encryption software we utilize. We may be required to register or apply for permits for our current or future encryption software. If PRC authorities request that we register our encryption software or change our current encryption software to an approved cipher code product produced by an appointed producer, it could disrupt our business operations.

We have not yet registered our operating offices outside of our residence addresses as branch offices.

        Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the local industry and commerce bureaus at the places where the premises are located and obtain business licenses for them as branch offices. We have not obtained such registrations for our branch offices in Guangzhou and Chengdu and may be subject to penalties, including fines, confiscation of income or suspension of operations. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially adversely affected.

Risks Relating to the ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.

        Prior to this offering, there has been no public market for our shares or ADSs. We intend to list the ADSs on the                        . Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the ADSs does not develop after this offering, the market price and liquidity of the ADSs will be materially adversely affected.

        Negotiations with the underwriters will determine the initial public offering price for the ADSs which may bear no relationship to their market price after this offering. We cannot assure you that an active trading market for the ADSs will develop or that the market price of the ADSs will not decline below the initial public offering price.

The market price for the ADSs may be volatile, which could result in substantial losses to our investors.

        The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities after their initial public offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of the ADSs.

If securities or industry analysts do not publish research or reports about our business or if they publish inaccurate or unfavorable research about our business, the market price and trading volume of the ADSs could decline.

        The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline, which could result in substantial losses for our investors.

Substantial future sales of the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

        Additional sales of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. Upon completion of this offering, we will have                        Class A ordinary shares and                        Class B ordinary shares outstanding (or                         Class B ordinary shares if the underwriters exercise their option to purchase additional ADS in full). All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. Ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares can be released prior to expiration of the lock-up period at the discretion of the representative of the underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of the ADSs could decline.

        In addition, some holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of those shares under the Securities Act, subject to the applicable lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of the ADSs to decline.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of US$                        per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$                        as of December 31, 2014, after giving effect to this offering and the assumed initial public offering price of US$                        per ADS, the midpoint of the price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See "Dilution" for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

We have wide discretion in how to use the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

        We have wide discretion in how to use the net proceeds of this offering. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our operating results or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Our dual-class ordinary share structure will limit your ability to influence corporate matters and could discourage others from pursuing change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

        We adopted a dual-class ordinary share structure in January 2015. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Upon completion of this offering, holders of Class A ordinary shares will be entitled to ten votes per share, while holders of Class B ordinary shares will be entitled to one vote per share. We will issue Class B ordinary shares represented by the ADSs in this offering. Generation Gospel Limited, which is owned and controlled by Guosheng Qi, our co-founder, chief executive officer and chairman, will hold 4,543,461 Class A ordinary shares as of the completion of this offering. Immediately upon the completion of this offering, all of our preferred shares will automatically convert into Class B ordinary shares at a conversion ratio of one preferred share to one Class B ordinary share. Class B ordinary shares will not be convertible to Class A ordinary shares under any circumstances.

        Due to the disparate voting powers attached to these two classes of shares, we anticipate that our founders, officers and directors will collectively own approximately                        % of the voting power of our outstanding ordinary shares after this offering and will have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

        Our Board of Directors has complete discretion as to whether to distribute dividends. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future operating results and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class B ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class B ordinary shares the ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of the ADSs.

        The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, on weekends and on public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body or under any provision of the deposit agreement, or for any other reason.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

        Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class B ordinary shares in accordance with the provisions of the deposit agreement. Under the memorandum and articles of association that we expect to adopt and to become effective upon completion of this offering, the minimum notice period required to convene a general meeting is                         days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

The depositary for the ADSs will give us a discretionary proxy to vote our Class B ordinary shares underlying the ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class B ordinary shares underlying the ADSs at shareholders' meetings unless:

  •
  we have failed to timely provide the depositary with notice of meeting and related voting materials;

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent our Class B ordinary shares underlying the ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

        We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and variable interest entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

        There are uncertainties as to whether Cayman Islands courts would:

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  recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

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  impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

        There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

        Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

        As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be classified as a passive foreign investment company, or PFIC, under U.S. federal income tax law, which could result in material adverse U.S. federal income tax consequences to U.S. holders of the ADSs.

        Depending upon the value of our assets, which is generally determined based on the market value of the ADSs once we are a publicly traded corporation, and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. Based on our current income and assets and projections as to the value of the ADSs pursuant to this offering, we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of the ADSs or changes in the composition of our income or assets may cause us to become a PFIC for the current or any subsequent taxable year.

        We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat Gridsum PRC Holding as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits and burdens, and, as a result, we consolidate its operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Gridsum PRC Holding for U.S. federal income tax purposes, the PFIC tests would apply differently and we could be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules in respect of our VIE structure and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for current the taxable year or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

        If we were to be or become classified as a PFIC, a U.S. Holder of our ADSs or Class B Ordinary Shares generally would be taxed at ordinary income rates on any sale of the ADSs or Class B ordinary shares and on any dividends treated as an "excess distribution" under the U.S. federal income tax rules. An interest charge also generally would apply if U.S. tax were deferred during the U.S. Holder's holding period. Further, if we were a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or ordinary shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information see "Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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  the rules requiring filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the selective disclosure rules under Regulation FD governing issuer disclosure of material nonpublic information.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year beginning with the fiscal year ending December 31, 2015. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of                        . Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt home country practices in relation to corporate governance matters that differ significantly from the                        corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the                        corporate governance listing standards.

        As a company listed on                        , we are subject to the                        corporate governance listing standards. However,                         rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the                        corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association that we expect to become effective upon the completion of this offering requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. For a description of the material corporate governance differences between the Nasdaq requirements and Cayman Islands law, see "Description of Share Capital—Differences in Corporate Law." If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the                                corporate governance listing standards applicable to U.S. domestic issuers. For example, since a majority of our board of directors will not consist of independent directors as long as we rely on the foreign private issuer exemption, fewer board members will be exercising independent judgment and the level of board oversight on the management of our company might decrease as a result.

Any requirement to obtain prior approval from the China Securities Regulatory Commission could delay this offering, and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs and could create uncertainties for this offering.

        Six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, in August 2006, which became effective in September 2006 and was amended in June 2009. The M&A Rules purport, among other things, to require offshore special purpose vehicles, or SPVs, that are formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

        While the application of the M&A Rules remains unclear, based on the advice of our PRC legal counsel, we believe that no prior approval from the CSRC is required for this offering because (a) CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules and (b) we established the WFOE by means of direct investment rather than by merger or acquisition of PRC domestic companies and no explicit provision in the M&A Rules classifies the contractual arrangements among the WFOE, Gridsum PRC Holding and its shareholders as a type of acquisition transaction falling under the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented and our PRC legal counsel's opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or another PRC regulatory body subsequently determines that we need to obtain CSRC approval for this offering, either by interpretation, clarification or amendment of the M&A Rules or by any new rules, regulations or directives or in any other way, we may face sanctions by the CSRC or other PRC regulatory agencies. In that event, the regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

        We are an "emerging growth company," as defined in the federal securities laws, and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not "emerging growth companies" including, but not limited to, not being required to provide auditor attestation of our internal control over financial reporting, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our stock price may be more volatile.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with other applicable securities laws, and rules and regulations implemented by the SEC and the                        , including the establishment and maintenance of effective internal controls, disclosure controls and corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly, particularly after we cease to qualify as an emerging growth company. In addition, we expect that our management and other personnel may divert attention from operational and other business matters to devote substantial time to these public company requirements. We will need to prepare and maintain an effective contract tracking database, hire additional accounting and finance staff with sufficient U.S. GAAP accounting and SEC reporting experience, and we will need to establish our audit committee process and an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance on the terms that we would like. As a public company, it may be more difficult for us to attract and retain qualified people to serve on our Board of Directors, our Board committees or as executive officers.

As a result of becoming a public company, we will be obligated to maintain effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of the ADSs.

        As a public company, we will be required to furnish an annual management report on the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting that are identified by our management.

        We are currently evaluating our internal controls, identifying and remediating deficiencies in those internal controls and documenting the results of our evaluation, testing and remediation. We will not complete our evaluation and testing, and any required remediation, prior to this offering. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting that we are unable to remediate before the end of the fiscal year in which the material weakness is identified, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm, when required, is unable to attest to management's report on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of the ADSs to decline.

        As a public company, we will be required to disclose material changes made in our internal control over financial reporting on a quarterly basis. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an "emerging growth company" as defined in the federal securities laws. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

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  our goals and strategies;

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  our future business development, financial condition and results of operations;

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  expected changes in our revenues, costs or expenditures;

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  developments in the digital intelligence and related industries in China and globally;

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  the growth of social media, internet and mobile users and internet and mobile advertising in China;

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  competition in our industry;

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  fluctuations in general economic and business conditions in China;

  •
  PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and

  •
  our proposed use of proceeds from this offering.

        You should thoroughly read this prospectus and the documents that we refer to in this prospectus, with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for us to predict all risk factors and uncertainties. Nor can we assess the impact of all factors on our business, or the extent to which any factor or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

        You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This prospectus also contains statistical data, estimates and forecasts that are based on industry publications or reports generated by third-party providers of market intelligence or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, is subject to risks and uncertainties and is subject to change based on various factors, including those discussed in the section titled "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$                         million, or approximately US$                         million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, the midpoint of the price range set forth on the cover of this prospectus. A US$1.00 increase or decrease in the assumed initial public offering price of US$            per ADS, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the net proceeds of this offering by US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use the proceeds of this offering to invest in technology, infrastructure and product development, to expand sales and marketing efforts and for working capital and other general corporate purposes. Additionally, we may use a portion of the net proceeds to invest in or acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions as of the date of this prospectus. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

        The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

        Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

        In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, and to our VIE and its subsidiaries only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Relating to Doing Business in China—The PRC regulations on offshore holding companies providing loans to and making direct investment in PRC entities may delay or prevent us from using the proceeds of the offering to fund the WFOE."

 DIVIDEND POLICY

        We have not previously declared or paid cash dividends and have no plan to declare or pay any dividends on our shares or ADSs for the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See "Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of the WFOE to make distributions to us, or the tax implications thereof, could have a material adverse effect on our business or financial condition."

        Our Board of Directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant. If we pay any dividends, we will pay the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. Dollars.

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2014:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of all of our outstanding preferred shares into 7,389,323 Class B ordinary shares immediately upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (1) the automatic conversion of all of our outstanding preferred shares into 7,389,323 Class B ordinary shares immediately upon the completion of this offering; and (2) the issuance and sale of                        Class B ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$                        per ADS, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2014
	Actual	Pro forma	Pro forma as adjusted(1)
	(US$)
Mezzanine equity:
Series A convertible preferred shares, US$0.001 par value, 3,125,000 shares authorized, 3,125,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	5,998,184	—
Series A-1 convertible preferred shares, US$0.001 par value, 1,302,084 shares authorized, 1,302,084 shares issued and outstanding; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	4,234,499	—
Series B convertible preferred shares, US$0.001 par value, 2,962,239 shares authorized, 2,962,239 shares issued and outstanding; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	18,285,176	—
Shareholders' equity:
Ordinary shares, US$0.001 par value, 42,610,677 shares authorized and 10,000,000 shares issued and outstanding, actual; 42,610,677 shares authorized and 17,389,323 shares issued and outstanding, pro forma; and shares authorized and issued and outstanding, pro forma as adjusted	10,000	17,389
Additional paid-in capital(2)	2,999,176	31,509,646
Accumulated other comprehensive income	(159,649)	(159,649)
Accumulated deficit	(24,049,248)	(24,049,248)
Total shareholders' (deficit) equity(2)	(21,199,721)	7,318,138
Total capitalization(2)	7,318,138	7,318,138

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price.

(2)
Assuming the number of ADSs offered by us as set forth on the cover of this prospectus remains the same, and after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$                        per ADS, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by US$                         million.

 DILUTION

        Our net tangible book value as of December 31, 2014 on an actual basis was US$7.3 million, or US$0.73 per ordinary share and US$                        per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the pro forma as adjusted net tangible book value per ordinary share and ADS from the assumed initial public offering price per ordinary share and ADS, respectively.

        Without taking into account any other changes in net tangible book value after December 31, 2014, other than to give effect to (i) the automatic conversion of all of our outstanding preferred shares into 7,389,323 Class B ordinary shares upon the completion of this offering and (ii) our issuance and sale of            ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs, our pro forma as adjusted net tangible book value as of December 31, 2014 would have been US$                        , or US$            per ordinary share and US$                        per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders, and an immediate dilution in net tangible book value of US$                        per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the closing of this offering is subject to adjustment based on the actual initial public offering price of the ADSs.

        The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$		US$
Net tangible book value as of December 31, 2014	US$	0.73	US$
Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares	US$	0.42	US$
Pro forma as adjusted net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares and this offering	US$		US$
Amount of dilution in net tangible book value to new investors in this offering	US$		US$

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our pro forma as adjusted net tangible book value by US$                        , the pro forma as adjusted net tangible book value per ordinary share and per ADS by US$            per ordinary share and US$                        per ADS, and the dilution per ordinary share and per ADS to new investors in this offering by US$                        per ordinary share and US$            per ADS, respectively, assuming no change to the number of ADSs offered by us.

        The following table summarizes, on a pro forma as adjusted basis as of December 31, 2014, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs) purchased from us in this offering, the total consideration paid and the average price per ADS paid at an assumed initial public offering price of US$                        per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable pursuant to the exercise of the option to purchase additional ADSs granted to the underwriters.

Ordinary Shares Purchased
			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total

        The discussion and tables above also do not take into consideration any outstanding options to purchase our ordinary shares. As of December 31, 2014, there were 2,192,161 Class B ordinary shares issuable upon the exercise of outstanding options granted to our employees and members of our Board of Directors, at a weighted average exercise price of US$0.42 per ordinary share. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

        We conduct substantially all of our operations in China. All of our revenues, costs and expenses are denominated in RMB. This prospectus contains translations of certain RMB amounts into U.S. Dollars at specific rates solely for the convenience of the reader. Conversions of RMB into U.S. Dollars reflected in the following table are based on the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB into U.S. Dollars and from U.S. Dollars into RMB in this prospectus were made at a rate of RMB6.2046 to US$1.00, the noon buying rate on December 31, 2014. We make no representation that any RMB or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 2, 2015, the noon buying rate was RMB6.2044 to US$1.00.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. Dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April	6.2018	6.2010	6.2185	6.1927
May	6.1980	6.2035	6.2086	6.1958
June	6.2000	6.2052	6.2086	6.1976
July (through July 2, 2015)	6.2044	6.2026	6.2044	6.2008

(1)
Annual averages are calculated using the average of month-end rates of the respective periods. Monthly averages are calculated using the average of the daily rates during the respective periods.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

        Substantially all of our assets are located, and our operations are conducted, outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed                        , located at                                    , as our agent to receive service of process with respect to any action brought against us under the federal securities laws of the United States or of any state in the United States.

        Travers Thorp Alberga, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States.

        Travers Thorp Alberga has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

        Commerce & Finance Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of the PRC would (a) recognize or enforce judgments of U.S. courts obtained against the Company or directors or officers of the Company predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (b) entertain original actions brought in each respective jurisdiction against the Company or directors or officers of the Company predicated upon the securities laws of the United States or any state in the United States.

 CORPORATE HISTORY AND STRUCTURE

        We commenced operations in December 2005 with the establishment of Beijing Gridsum Technology Co., Ltd., or Beijing Gridsum, in China. We have established three additional operating companies: Beijing Moment Everlasting Ad Co., Ltd., in January 2011, and its wholly owned subsidiary, Beijing Yunyang Ad Co., Ltd., in March 2013, and Guoxinjunhe (Beijing) Technology Co., Ltd., in April 2012. We refer to these operating companies as Beijing Moment, Beijing Yunyang and Guoxinjunhe, respectively.

        From July to December 2014, we undertook a reorganization of our group of companies in preparation for our proposed initial public offering in the United States. We incorporated Gridsum Holding Inc., or Gridsum Cayman, under the laws of the Cayman Islands on July 21, 2014, as the parent holding company of our group of related companies. Gridsum Cayman established a wholly owned subsidiary in Hong Kong, Gridsum Holding (China) Limited, or Gridsum HK, which in turn established a wholly owned subsidiary in the PRC, Dissector (Beijing) Technology Co., Ltd., or the WFOE. Also as part of this reorganization, we established Gridsum Holding (Beijing) Co., Ltd., or Gridsum PRC Holding, in China, which acquired full ownership of Beijing Gridsum, Beijing Moment and Guoxinjunhe. The shareholders of Gridsum PRC Holding are our founders, Guosheng Qi and Guofa Yu, and Gridsum (Beijing) Management Consulting Co., Ltd., a holding company incorporated in the PRC and owned by Guosheng Qi and other key employees.

        To comply with applicable PRC laws and regulations, we conduct our operations in China principally through Beijing Gridsum, Guoxinjunhe, Beijing Moment and Beijing Yunyang. The WFOE entered into a series of contractual arrangements on December 22, 2014 with Gridsum PRC Holding, the parent of our PRC operating companies, and the shareholders of Gridsum PRC Holding. These contractual arrangements allow us to exercise effective control over Gridsum PRC Holding and receive substantially all of the economic benefits of Gridsum PRC Holding. As a result, we are the primary beneficiary of Gridsum PRC Holding and treat it as our variable interest entity, or VIE, under U.S. GAAP. We have consolidated the financial results of Gridsum PRC Holding and its subsidiaries in our consolidated financial statements.

        Prior to the reorganization in 2014, our group of companies was controlled by a predecessor Cayman Islands entity, whose wholly owned subsidiary in the PRC controlled our operating companies in China pursuant to a set of contractual arrangements, which contained substantially the same terms as, and were replaced by, the contractual arrangements entered into among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding in 2014.

        The following diagram illustrates our corporate structure, including our significant subsidiaries, our consolidated VIE and its subsidiaries:

Gridsum Holding Inc.
(Cayman Islands)
("Gridsum Cayman")
100%
Gridsum Holding (China) Limited
(Hong Kong)
("Gridsum HK")
Outside PRC
Inside PRC
100%
Dissector (Beijing) Technology Co. Ltd.
("WFOE")
Guosheng Qi
Guofa Yu
Gridsum (Beijing) Management Consulting Co., Ltd.(1)
51%
7%
42%
Gridsum Holding (Beijing) Co., Ltd.
("Gridsum PRC Holding")
100%
100%
100%
Beijing Gridsum Technology Co., Ltd.
("Beijing Gridsum")
Beijing Moment Everlasting Ad Co., Ltd.
("Beijing Moment")
Guoxinjunhe (Beijing) Technology Co., Ltd.
("Guoxinjunhe")
100%
Beijing Yunyang Ad Co., Ltd.
("Beijing Yunyang")

——— Equity interest

- - - - - - Contractual arrangements including an Exclusive Business Cooperation Agreement, Exclusive Option Agreements, Shareholders' Voting Rights Proxy Agreements and Equity Pledge Agreements

(1) Gridsum (Beijing) Management Consulting Co., Ltd. is a holding company owned by Guosheng Qi and other key employees, who respectively own 57.34% and 42.66% of this entity

Contractual Arrangements with Gridsum PRC Holding and its Shareholders

        The following is a summary of the currently effective contractual arrangements among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding:

Exclusive Business Cooperation Agreement

        Under the Exclusive Business Cooperation Agreement dated December 22, 2014 between the WFOE and Gridsum PRC Holding, Gridsum PRC Holding has appointed the WFOE as its exclusive provider of complete technical support, business support and related consulting services, and, without prior written consent of the WFOE, may not accept the same or similar services provided by, or establish similar cooperation relationship with, any other party. In consideration of the services provided by the WFOE, Gridsum PRC Holding shall pay the WFOE, on a quarterly basis, service fees equal to 90% of Gridsum PRC Holding's net income (which equals gross income less mutually agreed costs). The parties can reasonably adjust the calculation ratio of such service fees. The WFOE shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties owned and used by WFOE during the performance of the agreement. The term of the agreement is 10 years and may be extended if confirmed in writing by the WFOE prior to expiration (and Gridsum PRC Holding shall unconditionally accept such extension). Gridsum PRC Holding shall not terminate the agreement prior to its expiration, unless the WFOE commits gross negligence or fraudulent act against Gridsum PRC Holding, whereas the WFOE may terminate the agreement upon giving 30 days' prior written notice to Gridsum PRC Holding at any time.

Exclusive Option Agreements

        Under the Exclusive Option Agreements, each dated December 22, 2014, among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding, the shareholders of Gridsum PRC Holding granted to the WFOE an irrevocable and exclusive right to purchase, or designate other person(s) to purchase, to the extent permitted by PRC laws, at any time all or part of such shareholders' equity interests in Gridsum PRC Holding. The purchase price shall be equal to RMB10.00 multiplied by the ratio of the equity interests to be purchased to the total registered capital of Gridsum PRC Holding, or, if there is any mandatory provision regarding the purchase price under PRC laws, then at the election of the WFOE or its designated person, the lowest price permitted by PRC laws. Without the WFOE's prior written consent, Gridsum PRC Holding shall not: (i) supplement, change or amend its articles of association, increase or decrease its registered capital or change its capital structure in any manner, (ii) sell, transfer, mortgage or dispose of, or create security interest on, any of its assets, business or legal right to collect interests, (iii) create, succeed to, guarantee or permit any debt, except for debts arising in the course of ordinary or daily business operation, (iv) enter into any material contract (i.e., any contract with a value exceeding RMB1,000,000), (v) provide loan or credit to any person, (vi) merge or combine with, buy or invest in, any other person or (vii) distribute dividends to its shareholders; and the shareholders of Gridsum PRC Holding shall not sell, transfer, mortgage or dispose of, or create security interest on, such shareholders' legal or beneficial interest in the equity interests in Gridsum PRC Holding without the prior written consent of the WFOE, except in accordance with the terms of the Equity Pledge Agreements described below. The term of each of the agreements is 10 years and may be renewed at the WFOE's election.

Shareholders' Voting Rights Proxy Agreements

        Under the Shareholders' Voting Rights Proxy Agreements, each dated December 22, 2014, among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding, the shareholders of Gridsum PRC Holding irrevocably authorized the WFOE or its designee to act on their behalf as their exclusive agent and attorney with respect to all matters concerning their shareholder rights, as shareholders of Gridsum PRC Holding, including without limitation to propose, convene and attend shareholder meetings as proxy of such shareholders, and to exercise all of such shareholder's voting rights provided under PRC laws or the articles of association of Gridsum PRC Holding. Each agreement will remain effective until all equity interests of the respective shareholder in Gridsum PRC Holding have been transferred to the WFOE and the related regulatory process has been completed.

Equity Pledge Agreements

        Under the Equity Pledge Agreements, each dated December 22, 2014, among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding, the shareholders of Gridsum PRC Holding pledged all of their equity interests in Gridsum PRC Holding to the WFOE as security for, among other things, the performance of the obligations of Gridsum PRC Holding and its shareholders under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreements and the Shareholders' Voting Rights Proxy Agreements. In the event of any breach of any secured obligations by Gridsum PRC Holding or the respective shareholder, the WFOE is entitled to all remedial rights and powers afforded under PRC laws, including to be repaid in priority with proceeds from auctions or sale-offs of the pledged equity. Dividends may only be paid to the shareholders of Gridsum PRC Holdings in respect of the pledged equity with the prior consent of the WFOE, and the dividends received by the shareholders shall first be applied to satisfy the secured obligations. The pledges will be released upon the full and complete performance of the secured obligations and the full payment of losses and fees resulting from a breach of those agreements by Gridsum PRC Holding or its shareholders. The equity pledges have been registered with local registration authority in accordance with PRC laws.

        In the opinion of Commerce & Finance Law Offices, our PRC counsel, (a) the ownership structures of the WFOE, Gridsum PRC Holding and the subsidiaries of Gridsum PRC Holding, both currently and immediately after giving effect to this offering, do not and will not violate applicable PRC laws; and (b) each agreement pertaining to the contractual arrangements among the WFOE, Gridsum PRC Holding and its shareholders is valid, binding and enforceable in accordance with its terms under applicable PRC laws, and does not violate applicable PRC laws. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and there can be no assurance that the PRC government will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the business we engage in, we could be subject to severe penalties, including being prohibited from continuing operations. See "Risk Factors—Risks Relating to Our Corporate Structure—We conduct our businesses in China through our variable interest entity and its subsidiaries by means of contractual arrangements. If the PRC government determines that such arrangements do not comply with applicable PRC laws and regulations, our business could be materially adversely affected." and "Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us."

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statements of operations data for the years ended December 31, 2013 and 2014 and selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2013	2014
	(US$, except for share data)
Consolidated Statements of Operations Data:
Revenues:
Marketing automation	9,276,068	17,024,334
e-Government and other	1,043,366	3,463,666
Less: Business tax and surcharges	(145,120)	(277,684)

Net revenues	10,174,314	20,210,316
Cost of revenues(1)	(2,246,440)	(3,431,591)

Gross profit	7,927,874	16,778,725

Operating expenses:
Sales and marketing(1)	(4,719,205)	(7,608,907)
Research and development(1)	(3,315,919)	(6,189,864)
General and administrative(1)	(4,925,091)	(8,915,775)

Total operating expenses	(12,960,215)	(22,714,546)

Loss from operations	(5,032,341)	(5,935,821)
Other income (expense):
Foreign currency exchange gain (loss)	48,170	(124,363)
Interest income, net	14,088	29,260
Other income, net	1,544	60,584

Loss before income tax	(4,968,539)	(5,970,340)
Income tax expense	(21,076)	(77,227)

Net loss	(4,989,615)	(6,047,567)

Net loss attributable to Gridsum Holding Inc.	(4,989,615)	(6,047,567)
Less: Accretion to preference shares redemption	(626,087)	(1,538,671)
Cumulative dividend to preferred shareholders	(3,111,027)	(5,761,027)

Net loss attributable to ordinary shareholders	(8,726,729)	(13,347,265)

Net loss	(4,989,615)	(6,047,567)
Foreign currency translation adjustment, net of tax	(199,496)	73,515

Total comprehensive loss	(5,189,111)	(5,974,052)

Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	10,000,000	10,000,000
Loss per ordinary share:
Basic and diluted	(0.87)	(1.33)
Loss per ADS:(2)
Basic and diluted
Non-GAAP Financial Data:(3)
Adjusted net loss	(4,616,487)	(5,417,511)
EBITDA	(4,344,411)	(4,897,252)
Adjusted EBITDA	(3,971,283)	(4,267,196)

(1)
Share-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2013	2014
	(US$)
Cost of revenues	5,239	11,594
Sales and marketing	13,930	60,079
Research and development	26,440	72,832
General and administrative	327,519	485,551

Total	373,128	630,056

(2)
Each ADS represents                        Class B ordinary share.

(3)
See "Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measures."

	As of December 31,
	2013	2014
	(US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	12,877,997	9,965,183
Total assets	32,811,892	36,682,133
Total liabilities	20,149,758	29,363,995
Total mezzanine equity	26,979,188	28,517,859
Ordinary shares	10,000	10,000
Additional paid in capital	2,369,120	2,999,176
Accumulated deficit	(16,463,010)	(24,049,248)
Total shareholders' deficit	(14,317,054)	(21,199,721)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        Gridsum is a leading provider of sophisticated data analysis software for multinational and domestic enterprises and government agencies in China. Our proprietary distributed data architecture allows our customers to efficiently collect and analyzes vast amounts of structured and unstructured data. Our core technology, the Gridsum Big Data Platform, with its machine learning capability, performs multi-dimensional correlation analysis and analyzes complex real-time events. Our solutions analyze data from more than 46 million internet and mobile sessions per day from users operating on over 200 million desktop and mobile devices. Our customers use our visualization and data-mining capabilities to identify complex relationships within their data and gain new insights that help them make better business decisions. We named our company "Gridsum" to symbolize the combination of distributed computing (Grid) and analytics (sum).

        Our software products are designed for a variety of commercial and governmental applications. To help our enterprise customers reach China's large and growing online and mobile population, our initial products have focused on sales and marketing automation solutions. Our newer solutions include our e-Government Suite, New Media Suite, Information Discovery Suite and Visualization Suite. Our customers include Fortune 500 and China 500 enterprises and government entities, comprising more than 200 customers across many industries and including over 30 Chinese government agencies in 2014.

        We are exclusively dedicated to developing proprietary technologies and solutions in digital intelligence. In 2009, we launched Web Dissector, our first digital intelligence solution, and our first Web Dissector customer remains a customer today. Since 2009, we have released a series of solutions including SEM Dissector, SEO Dissector, Mobile Dissector, Contribution Dissector, Streaming Dissector, Video Dissector, Government Web Dissector and Media Dissector, all of which are based on the Gridsum Big Data Platform. In 2014, we launched AD Suite, a fully integrated package through which customers can access all our marketing automation solutions.

        We have grown rapidly in recent periods, with net revenues in 2013 and 2014 of US$10.2 million and US$20.2 million, respectively, representing year-over-year growth of 99%. We have continued to make significant expenditures and investments, including in personnel-related costs, sales and marketing, infrastructure and operations, and have incurred net losses in each period since our inception, including net losses of US$5.0 million and US$6.0 million in 2013 and 2014, respectively. Our accumulated deficit as of December 31, 2014 was US$24.0 million. Our employee headcount has increased from 268 employees as of December 31, 2013 to 425 as of December 31, 2014, and our number of customers increased from 141 to 211 over the same period.

        We deliver our solutions as cloud-based SaaS offerings. We account for our revenues on a net basis, based on the fees our customers pay us without including any amounts they pay third parties for advertising or other services. We charge the majority of our customers based on percentage of their spending on our system in the bid management application or the volume of data being processed (e.g., page views or viewer views). For some customers, we negotiate fixed-fee based contracts. For our marketing automation solutions, we earn and record service fee revenues over the contractual period, in proportion to ad spending or the completion of milestones that are stipulated in the contracts. In addition, we receive revenues from the incentive programs of search engine providers based on such factors as the amount of ad spending on the search engine platform and number of new customers utilizing our solutions to access the search engine platform for the time period. Revenues from these programs are received on a quarterly basis and are calculated in accordance with our customers' usage of the search engine providers. Substantially all of our contracts have terms of one year and may be renewed annually. Our gross margins in 2013 and 2014 were 78% and 83%, respectively.

Factors Affecting our Performance

  Invest in Expansion and Further Penetration of Our Customer Base

        Our performance depends on our ability to continue to attract new customers and to accelerate and expand existing customer usage of our products. For the foreseeable future, we expect that our revenue growth will be primarily driven by the pace of adoption and penetration of our products and we will incur significant expenses associated with educating the market about the benefits of our products. In order for us to continue to grow our business, it is important to generate additional revenues from our existing customers by upselling and cross selling to them. We have grown our customer service consultants from 37 as of December 31, 2013 to 56 as of December 31, 2014, and we plan to continue to significantly increase the size of this team, particularly in the near term. We also intend to expand our marketing efforts to increase our brand awareness.

  Invest in Innovation and Advancement of Our Products

        Our performance is significantly dependent on the investments we make in our research and development efforts, including our ability to continue to innovate, improve functionality, develop new technologies, adapt to new technologies or changes to existing technologies. The innovation and development of our products allow our customers to analyze an increasingly growing volume and variety of data. Our investments in this area include growing our research and development team from 91 employees as of December 31, 2013 to 158 employees as of December 31, 2014. We intend to continue to invest in product innovation and leadership, including hiring top technical talent, focusing on core technology innovation and developing new products and entering into new industry verticals. One area of focus in the near term is development of solutions in the legal and financial services verticals based on our Gridsum Big Data Platform. We do not expect to realize material revenues from all of these development initiatives in the near term.

  Invest in Infrastructure

        We have made and expect to continue to make substantial investments in our infrastructure in connection with enhancing and expanding our operations. For example, in March 2015, we established a big data joint research laboratory focusing on data mining and natural language processing technologies with Harbin Institute of Technology and opened a research and development oriented office in Harbin. We expect to continue to open new offices in China. In addition, we expect to make additional investments in related infrastructure such as data centers, network bandwidth and technical operations personnel. We currently expect to rely on cash on hand and cash generated from operations to fund these investments. We also expect to make additional investments in our infrastructure as we continue to transition to operation as a public company.

  Overall Development of the SaaS Enterprise Software Industry in China

        Our revenues are significantly affected by the growth in demand for enterprise SaaS software in China. Such demand is dependent on a number of factors, including the economic growth rates in the industries in which our customers operate and the overall adoption of SaaS solutions among enterprises and government agencies in China. Our performance will also depend on the emergence of future competition from multinational and domestic software providers in China. In addition, government policies and regulations on China's software industry may affect our results of operations.

Trends in Key Performance Indicators

        We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

  Revenue Retention

        Revenue retention rate consists of the net revenues from all customers from the prior period that remain our customers in the current period divided by the total net revenues from all customers in the corresponding prior period. This calculation includes the impact on net revenues from customer non-renewals and attrition, deployments of additional services or discontinued use of services by our customers and price changes for our services. In 2014, our revenue retention rate was 116%. We expect our revenue retention rate will fluctuate over time.

  Average Customer Contribution

        We calculate average customer contribution by dividing total net revenues from customers in a period by total customers for the same period. We monitor average customer contribution as a measure of our cross selling and upselling of our new solutions. In 2013 and 2014, our average customer contribution was US$72,158 and US$95,783, respectively, representing a 33% increase.

  Customers

        In 2014, we had 211 customers, of which 112 were new customers, while in 2013, we had 141 customers, of which 43 were new customers. We define a customer in a period as a single organization that purchases our products and solutions and with respect to which we recognize revenue. A single customer may have multiple paid business accounts for separate divisions, segments or subsidiaries, but all entities that are part of the same corporate structure are counted as a single customer. We periodically review and optimize our customer roster.

Key Components of Results of Operations

  Net Revenues

        Net revenues consist of revenues recognized from customers who used our software solutions during the period, including revenues that we receive from the incentive programs of search engine providers, less business tax and surcharge. Historically, we have increased net revenues through our ability to increase the number of customers, retain high quality customers and increase the average customer contribution by upselling and cross selling new solutions. We believe this trend will continue as more customers adopt our solutions and demand more business intelligence to improve their operational efficiency, and as we continue to bring more innovative solutions to market and serve our customers.

  Cost of Revenues

        Cost of revenues consists primarily of personnel and personnel-related expenses for our customer service consultants, who work closely with our customer sales, marketing, IT and other operating professionals to help customers optimize the performance of their accounts, and periodically provide in-depth analyses for customers. Personnel costs consist of salaries, benefits, bonuses and share-based compensation. Cost of revenues also includes data center expenses, office and overhead costs, bandwidth costs and depreciation expenses related directly to providing services to customers. We plan to continue increasing the capacity, capability and reliability of our infrastructure to support the growth of our customer base and the number of products we offer. We expect that our cost of revenues in absolute amount will increase for the foreseeable future but decrease slightly as a percentage of our net revenues.

  Gross Profit and Margin

        Gross profit is net revenues less cost of revenues. Gross margin is gross profit expressed as a percentage of net revenues. Our gross margin has been, and will continue to be, affected by a number of factors, including the timing and extent of our investments in our operations and personnel, hosting-related costs and other depreciation expense allocations. We expect that our gross margin will increase over the long term, although we expect our gross margin to fluctuate from period to period as a result of these factors.

  Operating Expenses

        Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. For each category, the most significant component of our operating expenses are personnel costs, which consist of salaries, benefits, bonuses, share-based compensation, and for sales and marketing expenses, sales commissions. We also incur other non-personnel costs such as an allocation of our general overhead expenses.

  Sales and Marketing

        Sales and marketing expenses consist primarily of personnel costs for our sales, marketing and business development employees and executives. Commissions are expensed in the period when a customer contract is executed. Sales and marketing expenses also include the costs of our marketing and brand awareness programs. We plan to continue investing in sales and marketing by increasing the number of our sales personnel, expanding our marketing activities, building brand awareness and sponsoring additional marketing events. We expect our sales and marketing expenses to continue to increase in absolute amount and continue to be the largest operating expense category for the foreseeable future. However, we expect our sales and marketing expenses to decrease as a percentage of net revenues over the long term, although our sales and marketing expenses may fluctuate from period to period depending on fluctuations in net revenues and the timing and extent of our sales and marketing expenses.

  Research and Development

        Research and development expenses consist primarily of personnel costs and an allocation of our general overhead expenses. We continue to focus our research and development efforts on adding new features and products and on increasing the functionality and enhancing the ease of use of our existing products. In addition, we invest aggressively in the research and development of infrastructure layer of software technologies, which will benefit us in the long run. We expense all our software development costs as they incur. We plan to continue to hire employees for our engineering, product management and consulting teams to support our research and development efforts. As a result, we expect our research and development expenses to continue to increase in absolute amount for the foreseeable future. However, we expect our research and development expenses to decrease modestly as a percentage of net revenues over the long term, although it may fluctuate from period to period depending on fluctuations in net revenues and the timing and extent of our research and development expenses.

  General and Administrative

        General and administrative expenses consist primarily of personnel costs for our administrative, legal, human resources, information technology, finance and accounting employees and executives. Also included are non-personnel costs, such as legal and other professional fees. We plan to continue to expand our business in China, and we expect to increase the size of our general and administrative function to support the growth of our business. We also expect that we will incur additional general and administrative expenses as a result of being a publicly traded company. As a result, we expect our general and administrative expenses to continue to increase in absolute amount for the foreseeable future. However, we expect our general and administrative expenses as a percentage of net revenues to decrease modestly over the long term, although it may fluctuate from period to period depending on fluctuations in net revenues and the timing and extent of our general and administrative expenses.

  Other Income (Expense), Net

        Other income (expense), net consists primarily of interest income, net, and foreign exchange gain or loss.

Taxation

        We generate the majority of our operating loss from our PRC operations and have recorded income tax provisions for the periods presented. On a consolidated basis, we have not been profitable yet and have an operating loss carry forward. However, some of our operating subsidiaries were profitable in the past due primarily to the timing of revenue recognition, which resulted in the income tax payment and liability. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

  Cayman Islands

        We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands.

  Hong Kong

        Our subsidiary incorporated in Hong Kong, Gridsum Holding (China), is subject to Hong Kong profit tax at a rate of 16.5%. Hong Kong does not impose a withholding tax on dividends.

  China

        Beijing Gridsum, Beijing Moment, Beijing Yunyang and Guoxinjunhe are incorporated in China and are subject to enterprise income tax on their taxable income in China at a standard rate of 25% if they are not eligible for any preferential tax treatment. Taxable income is based on the entity's global income as determined under PRC tax laws and accounting standards. According to the Enterprise Income Tax Law and relevant regulations, with approval of relevant tax authorities, the income of Beijing Gridsum, which is determined to be generated from a high and new technology enterprise, will be taxed at a preferential rate of 15%.

        Beijing Gridsum, Beijing Moment, Guoxinjunhe and Beijing Yunyang are also subject to VAT and related surcharges at a combined rate of approximately 6.7%. Beijing Gridsum, Beijing Moment and Guoxinjunhe have been subject to VAT since September 2012. Previously, these entities had been subject to business tax and related surcharges at a combined rate of 5.6%. Where we serve in a pass-through capacity between an advertising customer and a search engine provider, our revenues from the portion of those contracts related to advertising are subject to a 3% cultural development fee.

        Dividends paid by our subsidiary in China, Beijing Gridsum, to our intermediary holding company in Hong Kong, Gridsum HK, will be subject to PRC withholding tax at a rate of 10% unless they qualify for a special exemption. If Gridsum HK satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority, then dividends paid by Beijing Gridsum to Gridsum HK will be subject to a withholding tax rate of 5% instead. See "Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of the WFOE to make distributions to us, or the tax implications thereof, could have a material adverse effect on our business or financial condition."

        If our holding company in the Cayman Islands, Gridsum Holding, were deemed to be a "PRC resident enterprise" under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its global income at a rate of 25%. See "Risk Factors—Risks Relating to Doing Business in China—We and our Hong Kong subsidiary may be classified as a "PRC resident enterprise" for PRC enterprise income tax purposes, which would likely result in unfavorable tax consequences to us and our non-PRC shareholders."

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. Due to our limited operating history, period-to-period comparisons discussed below may not be meaningful and are not indicative of our future trends.

	For the Year Ended December 31,
	2013	2014
	(US$)
Consolidated Statements of Operations Data:
Revenues:
Marketing automation	9,276,068	17,024,334
Government and other	1,043,366	3,463,666

Less: Business tax and surcharges	(145,120)	(277,684)

Net revenues	10,174,314	20,210,316
Cost of revenues(1)	(2,246,440)	(3,431,591)

Gross profit	7,927,874	16,778,725

Operating expenses:
Sales and marketing(1)	(4,719,205)	(7,608,907)
Research and development(1)	(3,315,919)	(6,189,864)
General and administrative(1)	(4,925,091)	(8,915,775)

Total operating expenses	(12,960,215)	(22,714,546)

Loss from operations	(5,032,341)	(5,935,821)
Other income (expense):
Foreign currency exchange gain (loss)	48,170	(124,363)
Interest income, net	14,088	29,260
Other income, net	1,544	60,584

Loss before income tax	(4,968,539)	(5,970,340)
Income tax expense	(21,076)	(77,227)

Net loss	(4,989,615)	(6,047,567)

(1)
Share-based compensation was allocated in costs and expenses as follows:

	For the Year Ended December 31,
	2013	2014
	(US$)
Cost of revenues	5,239	11,594
Sales and marketing	13,930	60,079
Research and development	26,440	72,832
General and administrative	327,519	485,551

Total	373,128	630,056

Comparison of 2013 and 2014

  Net Revenues

	For the Year Ended December 31,		Change
	2013	2014	Amount	%
	(US$, except for percentages)
Revenues:
Marketing automation	9,276,068	17,024,334	7,748,266	84%
Government and other	1,043,366	3,463,666	2,420,300	232%

Less: Business tax and surcharges	(145,120)	(277,684)	(132,564)	91%

Net revenues	10,174,314	20,210,316	10,036,002	99%

        Net revenues increased US$10.0 million, or 99%, from 2013 to 2014, with 84% and 232% year-over-year growth in marketing automation and government and other revenues, respectively. Growth in net revenues was attributable to the increased demand for our products and services from new and existing customers and the introduction of new products and services. For example, our total customers increased 50% to 211 customers in 2014 from 141 customers in 2013. Marketing automation revenues increased US$7.7 million from 2013 to 2014 due to the increase in both the number of customers from 117 to 166, or a 42% increase, and the average customer contribution from US$79,283 to US$102,556, or a 29% increase. The US$2.4 million increase in government and other revenues was primarily due to the increase in the number of customers from 24 to 45 and the increase in average customer contribution from US$43,474 to US$76,970.

  Cost of Revenues

	For the Year Ended December 31,		Change
	2013	2014	Amount	%
	(US$, except for percentages)
Cost of revenues	(2,246,440)	(3,431,591)	(1,185,151)	53%

        Cost of revenues increased US$1.2 million, or 53%, from 2013 to 2014. The increase was primarily a result of a US$0.5 million increase in cost of customer service consultants, associated with increasing headcount from 37 to 56, a US$0.3 million increase in data center costs, bandwidth and allocated overhead, and a US$0.2 million increase in a one-time hardware pass-through costs.

  Gross Profit

	For the Year Ended December 31,		Change
	2013	2014	Amount	%
	(US$, except for percentages)
Gross profit	7,927,874	16,778,725	8,850,851	112%

        Gross profit increased by US$8.9 million, or 112%, from 2013 to 2014, primarily due to net revenues increasing at a higher pace than cost of revenues, reflecting higher average customer contribution in 2014 over 2013 and better leveraging of customer support personnel. Gross margin increased by approximately 5.1 percentage points from 2013 to 2014.

  Operating Expenses

	For the Year Ended December 31,		Change
	2013	2014	Amount	%
	(US$, except for percentages)
Operating expenses:
Sales and marketing	(4,719,205)	(7,608,907)	(2,889,702)	61%
Research and development	(3,315,919)	(6,189,864)	(2,873,945)	87%
General and administrative	(4,925,091)	(8,915,775)	(3,990,684)	81%

Total operating expenses	(12,960,215)	(22,714,546)	(9,754,331)	75%

  Sales and Marketing

        Sales and marketing expenses increased by US$2.9 million, or 61%, from 2013 to 2014, primarily due to a US$1.3 million increase in sales personnel costs resulting from headcount increase from 135 to 201, a US$0.7 million increase in professional service fees, a US$0.4 million increase in office leases and a US$0.5 million increase in travel, marketing and allocated general overhead.

  Research and Development

        Research and development expenses increased by US$2.9 million, or 87%, from 2013 to 2014, primarily due to a US$0.8 million increase in personnel costs resulting from headcount increases from 91 to 158, including an executive hire, a US$0.7 million increase in allocated general overhead, a US$0.4 million increase in office leases and a US$0.4 million increase in the purchase of third-party software. In addition, we established two university collaborations, which resulted in a US$0.6 million increase in university collaboration expenses.

  General and Administrative

        General and administrative expenses increased by US$4.0 million, or 81%, in 2014 compared to 2013, primarily due to a US$2.2 million increase in personnel costs as headcount increases from 42 to 66, including an executive hire, a US$0.7 million increase in professional services and allocated general overhead, a US$0.6 million increase in travel and a US$0.5 million increase in office leases.

Liquidity and Capital Resources

        The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2013	2014
	(US$)
Net cash (used in) provided by operating activities	(7,150,423)	409,424
Net cash used in investing activities	(1,178,625)	(4,116,390)
Net cash provided by financing activities	16,819,358	644,683
Effect of exchange rate changes on cash and cash equivalents	(210,747)	149,469
Net increase (decrease) in cash and cash equivalents	8,279,563	(2,912,814)
Cash and cash equivalents at the beginning of year/period	4,598,434	12,877,997
Cash and cash equivalents at the end of year/period	12,877,997	9,965,183

  Cash and Cash Equivalents

        As of December 31, 2013 and December 31, 2014 our total cash and cash equivalents were US$12.9 million and US$10.0 million, respectively. Our principal sources of liquidity have been cash collected from sales of our solutions and the private sale of preferred shares to investors.

        We believe that our existing cash and cash equivalents balance as of December 31, 2014 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional sales of equity or debt securities, or borrowing arrangements. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

        Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities, the introduction of new and enhanced products, and the continued market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

        In utilizing the proceeds we expect to receive from this offering and the other cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

  •
  capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts; and

  •
  loans by us to finance the activities of our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with SAFE or its local branches.

        See "PRC Regulation—Regulations on Foreign Exchange."

        Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See "Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment."

  Operating Activities

        Net cash used in operating activities in 2013 was US$7.2 million as a result of a net loss of US$5.0 million, and increases of US$5.7 million in accounts receivable and US$3.5 million in prepayments. This was offset by US$0.6 million in depreciation, and US$0.4 million in share-based compensation expenses. Operating cash flow was also positively impacted by increases of US$3.8 million in accounts payable, US$0.4 million in deferred revenues and US$1.6 million in accrued expenses and other current liabilities.

        Net cash generated in operating activities in 2014 was US$0.4 million. The improvement in operating cash flow was caused by better cash collection from customers, which resulted in increase of US$8.6 million and US$1.7 million in advances from customers and deferred revenues, respectively, offset by an increase of US$3.6 million in accounts receivables. This was offset by a net loss of US$6.0 million.

  Investing Activities

        Net cash used in investing activities in 2014 was US$4.1 million, representing purchase of property and equipment of US$4.1 million. Net cash used in investing activities in 2013 was US$1.2 million reflecting US$1.2 million for the purchase of property and equipment.

  Financing Activities

        Net cash provided by financing activities in 2014 was US$0.6 million primarily due to a bank loan we obtained to establish our credit history.

        Net cash provided by financing activities in 2013 was US$16.8 million primarily due to the sales of series B preferred shares to private investors for US$17.5 million, offset by US$0.7 million of the transaction-related expenses.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2014:

	Year ending December 31,
	Total	2015	2016	2017	2018	2019 and thereafter
	(US$)
Operating lease commitments	1,196,429	781,899	302,518	55,124	54,271	2,617
Short-term borrowing	644,683	644,683	—	—	—	—

Total	1,841,112	1,426,582	302,518	55,124	54,271	2,617

        Operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates through five years. Our leasing expense was US$1.0 million and US$2.5 million in 2013 and 2014, respectively.

Internal Control over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements as of and for the years ended December 31, 2013 and 2014, we and our independent registered public accounting firm identified one material weakness and certain other deficiencies in our internal control over financial reporting, each as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements.

        We have taken initiatives to improve our internal control over financial reporting to address the material weakness that has been identified, including: hiring an additional senior financial reporting manager with relevant and sufficient U.S. GAAP accounting and SEC reporting experience to lead accounting and financial reporting matters; designating more resources to improve the perform period-end closing procedures for financial statements and relevant disclosures preparation; and taking steps to establish an audit committee prior to completion of this offering, with members who have an appropriate level of financial expertise to oversee our accounting and financial reporting processes as well as our external and internal audits.

        We have also taken other steps to strengthen our internal control over financial reporting, including preparing a contracts tracking database, formalizing a set of comprehensive U.S. GAAP accounting manuals, establishing an internal audit function, continuing to hire qualified professionals with sufficient U.S. GAAP accounting and SEC reporting experience, providing relevant training to our accounting personnel and upgrading our financial reporting system to streamline monthly and year-end closings and integrate financial and operating reporting systems.

        However, we cannot assure you that we will complete implementation of these measures in a timely manner. See "Risk Factors—Risks Related to Our Business—We have identified a material weakness and certain other deficiencies in our internal controls as of December 31, 2014, and if we fail to maintain an effective system of internal controls our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely affected."

Holding Company Structure

        Gridsum Holding is a holding company with no material operations of its own. We conduct our operations primarily through Beijing Gridsum, Beijing Moment, Beijing Yunyang and Guoxinjunhe, all of which are incorporated in the PRC. As a result, our ability to pay dividends depends upon dividends paid to us by Beijing Gridsum, our PRC subsidiary. If Beijing Gridsum or any newly formed subsidiaries of ours incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Beijing Gridsum is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of Beijing Gridsum, Beijing Moment, Beijing Yunyang and Guoxinjunhe is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of Beijing Gridsum, Beijing Moment, Beijing Yunyang and Guoxinjunhe may allocate a portion of its after-tax profits to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each entity. As of December 31, 2014, the amount restricted was US$4.0 million. Beijing Gridsum has never paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

        To date, inflation in China has not materially impacted our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2013 and 2014 were increases of 2.6% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Market Risks

  Foreign Exchange Risk

        The value of the RMB against the U.S. Dollar and other currencies is affected by changes in China's political and economic conditions and China's foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. Dollar, and the RMB appreciated more than 20% against the U.S. Dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. Dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. Dollar again, and it has appreciated more than 10% since June 2010, though there also have been periods when it depreciated against the U.S. Dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. Dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. Dollar. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

        Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. Dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. Dollars. To the extent that we need to convert U.S. Dollars we received from this offering into RMB for our operations, appreciation of the RMB against the U.S. Dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. Dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. Dollar against the RMB would have a negative effect on the U.S. Dollar amount available to us.

  Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Critical Accounting Policies, Judgments and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, appearing elsewhere in this prospectus. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate these estimates, judgments and assumptions on an on-going basis for taxes.

        Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

  Consolidation of Variable Interest Entities

        To comply with applicable PRC laws and regulations, we conduct operations in China principally through our PRC-based variable interest entity and its operating subsidiaries. One of our wholly owned subsidiaries has entered into a series of contractual arrangements with our PRC-based variable interest entity and its shareholders. These contractual arrangements allow us to exercise effective control over, and receive substantially all of the economic benefits, of our PRC-based variable interest entity and its operating subsidiaries, and we treat it and its operating subsidiaries as variable interest entities under U.S. GAAP, the financial results of which are included in our consolidated financial statements. See "Corporate History and Structure."

  Revenue Recognition

        Revenues are generated from sales of our marketing automation and e-government and other solutions. The targeted customers for marketing automation solutions are commercial companies and the targeted customers for e-government and other solutions are governmental agencies and state-owned entities.

        We recognize revenues when the following four criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  our platform is made available and services have been delivered to the customer;

  •
  the fee is fixed or determinable; and

  •
  collection is reasonably assured.

        Revenues received from incentive programs of search engine providers are based on the amount of ad spending on those search engine platforms by our customers and other factors, and are calculated in accordance with our customers' usage of the search engine providers. Revenues are recorded net of value-added taxes and surcharges.

        In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, we consider several factors in determining whether we act as the principal or as an agent in the arrangement of merchandise sales and provision of various related services and thus whether it is appropriate to record our revenues and the related cost of sales on a gross basis or record the net amount earned as service fees.

        Where customers purchase multiple solutions in a single contract, we allocate the total consideration to the various elements based on the relative selling price method and recognize revenues as services are rendered. In accordance with ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, the following hierarchy are followed when determining the appropriate selling price for each element: (1) vendor specific objective evidence, or VSOE, (2) third party evidence, or TPE and (3) best estimate of selling price, or BESP. We recognize revenues on the elements delivered and defer the recognition of revenues for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, revenues are recognized on a straight line basis over the contract period.

  Marketing Automation

        Our marketing automation solutions include bid management and data analysis solutions. We earn and record service fee revenues over the contractual period, in proportion to ad spending or the completion of milestones that are stipulated in the contracts. In addition, we receive revenues from the incentive programs of search engine providers based on such factors as the amount of ad spending on the search engine platform and number of new customers utilizing our solutions to access the search engine platform for the time period. Revenues from these programs are received on a quarterly basis and are calculated in accordance with our customers' usage of the search engine providers.

        With respect to the bid management services, we considered that: (i) the search engines are responsible for providing the advertisements service to the customers; (ii) we lack the latitude to determine the prices charged by the search engine providers and earns only the fixed service fee from the customers; (iii) the hosting and maintenance of the advertisements are the responsibilities of the search engine providers; (iv) the customers have the discretion in choosing the search engines selection; and (v) we receive revenues from incentive programs based on the search engines providers' policies. It is our responsibility to manage the customer's advertising campaign on the search engines providers, according to the terms of the customer contract so we view ourselves as an agent, and record revenues related to these services on a net basis.

  Government and Others

        We generate revenue by entering into service contracts with governmental agencies for our e-government solutions. We also generate revenue by entering into contracts with state-owned television stations for our new media solutions, including TV Dissector, Streaming Dissector and Video Dissector.

  Fair Value of our Ordinary Shares

        We are a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at various dates for the purposes of (i) determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion features, if any; (ii) determining the fair value of preferred shares and ordinary shares at the respective issuance date; and (iii) determining the fair value of our ordinary shares at the date of grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

        The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

Valuation Dates	Fair value per share	Discount rate	DLOM	Type of valuation
July 18, 2008	US$0.21	28.0%	30%	Retrospective
September 6, 2010	0.37	28.0%	30%	Retrospective
January 1, 2011	0.62	25.0%	30%	Retrospective
July 6, 2011	0.97	24.0%	30%	Retrospective
December 31,2011	1.05	24.0%	30%	Retrospective
September 1, 2012	1.23	23.5%	30%	Retrospective
December 31, 2012	1.51	22.5%	30%	Retrospective
October 1, 2013	2.64	21.5%	25%	Retrospective
December 31,2013	2.75	20.0%	20%	Retrospective
July 1, 2014	5.47	20.0%	20%	Retrospective
December 13, 2014	6.82	20.0%	15%	Retrospective
January 30, 2015	7.93	19.5%	10%	Contemporaneous

        In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis based on our best estimate of projected cash flow as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

  •
  Discount rates. The discount rates listed in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

  •
  Comparable companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, ten publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they engage in digital marketing and big data analytics industry; and (ii) their shares are publicly traded in developed capital markets, including the United States.

  •
  Discount for lack of marketability, or DLOM. DLOM was quantified by the Finnerty's (2012) Average-Strike Put Option model. Under this option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

  •
  The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from January 2011 to September 2014. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in the PRC; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

  •
  Option pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guideline prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock.

  •
  The option pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 37.7% to 51.3% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preference and ordinary shares would have been different.

  Share-based Compensation

        All share-based awards to employees and directors, including share option awards, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. We used the binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses were recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Historically, our share-based compensation expenses were relatively low.

        In 2014, we amended our stock option plan, which we originally adopted in 2011. We refer to this plan as our 2014 Plan. A maximum number of 2,500,000 Class B ordinary shares may be granted under the 2014 plan. The 2014 plan will terminate automatically in December 2019, unless terminated earlier.

        A summary of our share option activities is presented below.

Date of Tranche	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
January 1, 2011	296,875	US$0.42	US$0.36	US$0.62	US$0.20
July 1, 2011	322,250	0.42	0.65	0.97	0.55
September 1, 2012	78,125	0.42	0.89	1.23	0.81
December 1, 2012	937,500	0.42	1.15	1.51	1.09
September 1, 2013	78,125	0.42	2.26	2.64	2.22
January 1, 2014	31,250	0.42	2.38	2.75	2.33
February 10, 2014	198,893	0.42	2.37	2.75	2.33
July 1, 2014	164,000	0.42	5.08	5.47	5.05
December 10, 2014	198,893	0.42	6.43	6.82	6.40

        The fair value of each option grant is estimated on the date of grant. The following table summarizes assumptions used in the fair value estimates on the dates indicated.

Date of Tranche	Expected Volatility(1)	Risk-Free Interest Rate (Per Annum)(2)	Expected Dividend Yield(3)	Expected Term (in Years)(4)	Expected Forfeiture Rate(5)
January 1, 2011	48%	4.03%	—	2.2	3%
July 1, 2011	44%	3.88%	—	2.2	3%
September 1, 2012	50%	2.16%	—	2.2	3%
December 1, 2012	49%	2.32%	—	2.2	3%
September 1, 2013	47%	3.56%	—	2.2	3%
January 1, 2014	52%	3.63%	—	2.2	3%
February 10, 2014	52%	3.27%	—	2.2	3%
July 1, 2014	52%	3.17%	—	2.2	3%
December 10, 2014	50%	2.77%	—	2.2	3%

(1)
We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiration of the term.

(2)
We estimated the risk-free interest rate based on the yield of U.S. Treasury bills with maturity terms similar to the expected terms on the share-based awards.

(3)
We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(4)
Expected term (in years) represents the weighted average period of time that share-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. We used the simplified method to calculate the expected term.

(5)
Expected forfeiture rate is estimated based on historical employee turnover rate after each option grant.

        For the purpose of determining the estimated fair value of our share options, we believe the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of share-based compensation we recognize in our combined and consolidated financial statements. Since we did not have a trading history for our shares sufficient to calculate our own historical volatility, the expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of comparable public companies that operate in the same or similar business.

  Income Taxes

        Current income taxes are provided on the basis of net income (loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements' carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

        We apply a "more likely than not" recognition threshold in the evaluation of uncertain tax positions. We recognize the benefit of a tax position in our consolidated financial statements if the tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in our consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process.

Recent Accounting Pronouncements

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This guidance affects any entity that enters into contracts with customers to transfer goods or services. The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following five steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenues when (or as) the entity satisfies a performance obligation. The guidance is effective (i) for fiscal years beginning after December 15, 2017 and for interim periods within that fiscal year for public companies; and (ii) for fiscal years beginning after December 15, 2018 and for interim periods within fiscal years beginning after December 15, 2019 for all other entities. We are in the process of evaluating the impact of the standard on its consolidated financial statements.

        In June 2014, the FASB issued ASU 2014-12, Compensation—Stock Compensation Accounting for Share-Based Payments When the Terms of an Award Provide that a Performance Target Could be Achieved After the Requisite Service Period, which requires that a performance target for share-based payments that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. Under this new standard, compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and the amount being recognized should be the compensation cost attributable to the periods for which the requisite service has already been rendered. This update is effective for annual periods beginning after December 15, 2015. We are in the process of evaluating the provisions of the ASU but currently do not expect it to have a material effect on our financial position or results of operations.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern—Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 provides new guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards and provides guidance on related footnote disclosures. This new guidance is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. We are in the process of evaluating the provisions of this ASU but currently do not expect it to have a material effect on our financial position or results of operations.

BUSINESS

Overview

        Gridsum is a leading provider of sophisticated data analysis software for multinational and domestic enterprises and government agencies in China. Our proprietary distributed data architecture allows our customers to efficiently collect and analyze vast amounts of structured and unstructured data. Our core technology, the Gridsum Big Data Platform, with its machine learning capability, performs multi-dimensional correlation analysis and analyzes complex real-time events. Our solutions analyze data from more than 46 million internet and mobile sessions per day from users operating on over 200 million desktop and mobile devices. Our customers use our visualization and data-mining capabilities to identify complex relationships within their data and gain new insights that help them make better business decisions. We named our company "Gridsum" to symbolize the combination of distributed computing (Grid) and analytics (sum).

        Our software products are designed for a variety of commercial and governmental applications. To help our enterprise customers reach the China's large and growing online and mobile population, our initial products have focused on sales and marketing automation solutions. Our newer solutions include our e-Government Suite, New Media Suite, Information Discovery Suite and Visualization Suite. Our customers include Fortune 500 and China 500 enterprises and government entities, comprising more than 200 customers across many industries and including over 30 Chinese government agencies in 2014.

        We have grown rapidly in recent periods, with net revenues in 2013 and 2014 of US$10.2 million and US$20.2 million, respectively, representing year-over-year growth of 99%. We have invested in our technologies and our sales force, and we have incurred net losses of US$5.0 million and US$6.0 million in 2013 and 2014, respectively. Our number of customers increased from 141 in 2013 to 211 in 2014, and our average customer contribution increased by 33% over the same period. We enjoy high customer loyalty and revenue retention, with a revenue retention ratio of 116% in 2014.

Industry Background

        China has the world's largest population of internet users. According to a report that we commissioned from Forrester Research, Inc., a third-party research organization, China's online population was already 670 million in 2014 and is projected to grow to 788 million by 2017. In addition, according to China Internet Network Information Center, 85.8% of China's internet users used their mobile devices to access internet services and applications in 2014. This rapid growth of internet users and proliferation of mobile-connected devices, together with rapidly evolving trends in mobile and internet commerce, has led to rapid growth in the volume and complexity of digital data. According to an April 2014 report by EMC Corporation based on International Data Corporation analysis, the volume of data created, replicated and consumed in China is estimated to grow from 909 exabytes in 2014 to 8,060 exabytes by 2020, representing a CAGR of 43.9%. Over that time, China's share of global data volume is expected to grow from 13% to 18%.

  Enterprise IT Environment

        According to Forrester, total IT spending by government agencies and businesses in China amounted to RMB763 billion (US$123 billion) in 2014. An increasing number of multinational and domestic enterprises in China are investing in the technology and personnel needed to make effective use of the massive volume of digital data. The ability to capture, manage and analyze customer and organizational data has become a key requirement of effective enterprise management. The emerging enterprise IT environment powers the measurement, optimization and execution of digital customer interactions and internal business operations.

  The Increasing Significance of Domestic Software in China

        According to Forrester, software spending in China totaled RMB101 billion (US$16 billion) in 2014. The Chinese government strongly supports China's domestic software industry. In May 2015, the Chinese government unveiled a 10-year "Made in China 2025" initiative with the objective of developing homegrown world-class system software, cloud computing infrastructure and big data applications. Data security concerns make it challenging for multinational software vendors to compete in sensitive industries, creating a favorable environment for China's domestic vendors to serve customers in those industries.

  Emergence of Big Data Technologies for Structured and Unstructured Data

        Historically, companies have used on-premise database technologies from vendors such as Oracle, IBM and Microsoft to house their business data. Implementing these databases requires significant capital expenditure on IT hardware and IT services, followed by significant ongoing software licensing costs. In addition, these legacy technologies require data be collected and indexed, then stored in a highly structured database format of rows or columns which can only be accessed using customized queries that are programmed to generate reports. This is useful for generating periodic reports under enterprise resource planning or customer relationship management applications that are relatively static, but is not effective at analyzing data and events in real-time, or data that do not fit in structured rows and columns. According to Gartner, unstructured data represents as much as 80% of an organization's data assets, such as web pages, images, blocks of text and machinery logs. This data is not easily analyzed using traditional database architectures. Over the past few years, a wide variety of technologies have been introduced to greatly increase the ability to collect and analyze the rapidly growing variety, velocity and volume of data. These technologies and their impact on expanding the ability to collect and analyze data are commonly referred to as big data.

  Challenges of Leveraging Big Data in China

        While enterprises increasingly recognize the utlity of leveraging the rapid proliferation of data to make business decisions, they face many challenges in attempting to analyze the large volume of relevant data.

        Difficulty in Analyzing Unstructured Data—Unstructured data represents the vast majority of all data created, which is particularly difficult for traditional data analysis solutions to handle.

        Lack of Sophisticated Data Correlation Analytics—We believe most existing data analysis solutions lack the ability to correlate large volumes of data, particularly when it is generated over time on different types of devices and formats.

        Difficult to Use—Existing solutions that offer a poor user experience because they require extensive training and often specialized expertise, are of limited use for most business organizations.

        Ineffective Reporting Tools—We believe many solutions lack effective mechanisms for users to generate reports that are relevant for business decision makers, limiting the business utility of these solutions.

        Lack of Integration with Multiple Systems—The poor integration of data analysis tools with other enterprise information systems has been one of the top inhibitors for Chinese enterprises attempting to execute digital analytics strategies.

        Inadequate Localization—Software solutions provided by foreign vendors are not optimized for analysis of Chinese language data and are not easily customized to meet the specific needs of enterprises in China.

Key Advantages of our Solutions

        We deliver our solutions as cloud-based SaaS offerings. The key advantages of our solutions include:

        Fast and Efficient Multi-dimensional Drill-down—Our software is designed to enable customers to derive valuable intelligence from both structured and unstructured data quickly and easily. Our proprietary technology leverages our high performance correlation analysis engine to provide real-time response to customer data queries. Customers perform multi-dimensional data drill-down and correlation analysis with simple point-and-click and fingertip gestures, thereby identifying issues and isolating causes.

        Simple and Customizable Visualization—We design our visualization to be simple, intuitive and user-friendly. Users learn and begin using our products with little to no training required. Our dashboards are optimized for multiple industry verticals, and within each industry the visualization can easily be customized based on specific customer needs. This ease of use allows users with little technical training or IT support to leverage our products and achieve desired results for their work.

        Fully Integrated Solution Suites—All of the individual solutions in our solution suites share a common user interface, through which customers access the solutions they have purchased. Our solutions are accessible across all screen formats, from large multi-screen control centers to desktops and mobile devices.

        Easy and Rapid Deployment—Our solutions can typically be deployed and configured by our customers within a day, without specialized training, and readily integrate with customers' management and operating systems. Easy implementation and reduced start-up time allow customers to gain proficiency in our software quickly and to see results immediately. Updates such as software enhancements and new features can be delivered from the cloud without disruption to customers' daily operation. Our highly flexible and extensible architecture delivers scalable and adjustable solutions for customers and allows us to offer specific solutions for specific customer needs. Customer dashboards are readily customizable based on customer needs, with no special coding or reconfiguration required.

        Lower Total Cost of Ownership—Our cloud-based solutions enable our customers to access our software solutions anywhere, anytime and in real time and reduce upfront investment and total cost of ownership because our customers do not need to invest in additional hardware or IT infrastructure to utilize our products.

        Made in China, for China—Our solutions are designed with the Chinese language in mind and are readily customizable or adaptable to address specific needs of domestic enterprise customers. Our natural language processing capabilities are designed to handle unstructured data in the Chinese language.

Our Core Technology

        We offer suites of solutions that are built on our core technology. These solutions suites address customer needs in marketing automation, e-government, new media, information discovery and visualization. Our solutions and core technologies are built on our distributed data warehouse architecture using the open-source Hadoop framework. Our data architecture offers high scalability and high performance characteristics. Our core technology consists of our data visualization and interactive data mining technologies, the Gridsum Big Data Platform and our data acquisition and data pre-processing technologies.

  Gridsum Big Data Platform

        Our software solutions are built on the Gridsum Big Data Platform, our proprietary technology designed to acquire, store, process and analyze large and rapidly growing volumes of both structured and unstructured data, leveraging our highly scalable correlation analysis engine and complex event processing capability. We were among the first digital intelligence companies in China to build solutions entirely on a distributed data warehouse architecture using the open-source Hadoop framework.

        The core capabilities of the Gridsum Big Data Platform include:

  •
  Multi-dimensional correlation analysis—Our correlation analysis engine enables us to dynamically correlate large quantities of structured and unstructured data on an unlimited number of dimensions. This high performance capability, enabled by our large-scale distributed data warehouse architecture, allows us to run multi-dimensional data drill down and data correlation analysis on datasets in real time, regardless of size. We perform this analysis on all of the data in the dataset—without resorting to sampling. Our correlation analysis capability is further enhanced by the size and quality of our datasets, including data acquired from consenting customers and third parties, public information that we have collected from web crawling and data derived from these datasets. Our data includes the correlations that we have retained from our past projects. Because we have been accumulating our datasets since 2009, with a focus on data closely related to our customers' business operations and customer interactions, we believe that our data assets are among China's largest and highest quality.

  •
  Machine learning capability empowered by highly relevant large-scale historical data assets and industry experience—Our machine-learning algorithms learn from experience, identify patterns of interest and make data-driven predictions within their defined parameters. We leverage our data assets and industry expertise to design machine-learning algorithms that solve specific industry problems for our customers. In conjunction with our natural language processing technology, machine learning is particularly suitable for processing unstructured data by recognizing patterns and connections through which the raw data can be structured and analyzed.

  •
  Natural language processing technologies—Natural language processing, or NLP, for the Chinese market is extremely complex due to fundamental characteristics of the Chinese language, including multiple meanings of the same Chinese characters, contextual association of characters into words and lack of punctuation. We have solved these long-standing problems by developing proprietary NLP technologies based on algorithms and machine learning techniques that are designed to understand and analyze the complexity of the Chinese language and its usage in various contexts. Our NLP technologies enable the extraction of information about entities, correlations, sentiments and emotions from vast amounts and variety of digitized documents, text converted from audio and video streams and other digital content in targeted industries such as legal and media. With our NLP technologies we are able to extract structure from unstructured data, so that it can be processed and analyzed effectively.

  •
  Real-time complex event processing.  Our complex event processing technology tracks all available data about events as they occur and applies sophisticated rules to identify patterns that signify problems, threats and opportunities for our customers. This technology is well suited for analysis of large-scale concurrent streaming data in real time.

        All of these capabilities of the Gridsum Big Data Platform are easily extensible and are highly scalable, allowing us to enter into new industries and serve new customers.

  Visualization Technologies

        We offer intuitive interactive visualization tools and dashboards that allow customers to display vital performance metrics in a highly flexible and customizable way and allow users to interact directly with data by using simple fingertip and point-and-click gestures to perform analyses and answer questions. Our visualization capabilities support a full range of formats, from live data displays on large multi-screen control centers, to reports optimized for mobile devices. Our visualization tools and dashboards are designed to be a rich interface that supports interactive data mining and integrates across device formats. Visualization is an important component of our technology used in all of our solutions and is highly adaptable to the requirements of different industries and individual customers.

  Data Acquisition Technologies

        Time-stamping is a universal characteristic of all machine generated and reported data. Our technology gives us the ability to apply an analytical framework to any raw data that is time stamped, whether the data is sourced from a single click on a website or from complex natural language documents. This capability allows us to organize data and cross correlate it and to perform sequence analysis to determine causality of events. We collect and process massive volumes of time-stamped data at high speed using our proprietary Extract, Transform and Load, or ETL, technologies. Our ETL technologies enable us to apply relevant analytical frameworks to raw data in various forms and give us the high performance required to analyze rapidly growing volumes of structured and unstructured data in real time, extracting intelligence critical to our customers.

Our Competitive Strengths

        Our mission is to help enterprises and government organizations in China use data in new and powerful ways to make more accurate decisions and be more productive. The competitive strengths that we believe enable us to achieve our mission include:

        Digital Intelligence Pioneer—As an early mover in China's emerging digital intelligence industry, we have significant competitive advantages in the market. We pioneered the development of our distributed data warehouse architecture and core technology, on which all of our solutions are built. Technology that applies to our Web Dissector solution is equally applicable to our Mobile Dissector solution. Moreover, as we have delivered services to customers in different industries, we have gained deep industry expertise in those sectors, which is built into the unique capabilities and functionality in our products. This industry expertise differentiates our products and enables us to provide in-depth services to our customers. Since our inception, we have been among the most prolific developers of data analytics technology in China, having filed over 500 software patents in China and internationally.

In 2014, Gridsum was named one of the Top 10 companies in Beijing's high tech Zhongguancun research district in terms of the number of patents filed, according to statistics published by the State Intellectual Property Office and Zhongguancun Administrative Committee.

        Powerful Cumulative Data Assets—Over our history, a broad range of customers have used our solutions to analyze increasing volumes of data. The scale of data accessible in our database allows our proprietary software to discover unique data patterns and capture new correlations which enhance the capabilities of our software. Our accumulated data and correlation analyzes create a self-reinforcing virtuous cycle in which our data analytics capabilities attract more customers, and more customers in turn further enhance our digital intelligence capabilities. Our solutions analyze data from more than 46 million internet and mobile sessions with commercial intent per day from consumers operating on over 200 million desktop and mobile devices. A "session" is a measure of interaction or communication between an online or mobile user and a server, in which information of any sort is exchanged for some period of time. Because we have been accumulating this data since 2009, with a focus on data related to customers' business operations and their end user interactions, we believe that our data sets are among China's largest and highest quality. Our unique access to large scale, high quality data allows us to deliver highly differentiated data technology solutions and provide valuable real-time business insights to customers.

        Diversified Customer Base—Our proprietary digital intelligence solutions allow us to address demand from customers across a broad range of industries. Our customers include multinational companies and other leading enterprises in a wide range of industries. We also serve a large number of public sector customers in the PRC. As customers' business decision making processes become more complex, we continuously enhance our data analytic functionalities to address specific requirements in different industries. In 2014, we launched our comprehensive AD Suite of marketing automation products. In addition, we offer solutions for public agencies, new media and information discovery. The strength of our products and extensibility of our solutions provide strong potential for us to cross sell additional solutions and to expand our market share.

        High Customer Loyalty and Revenue Retention—Customers have demonstrated strong reliance on our digital intelligence solutions to make important business decisions. We had a revenue retention ratio of 116% in 2014, demonstrating our ability to grow revenues from existing customers. The critical nature of the data analysis functions that our products perform makes our software a vital component of customer operations. The value proposition of our advanced digital intelligence technologies has encouraged customers to expand their use of our products over time.

        Scalable Business Model—Our data analysis solutions are highly adaptable, significantly lowering our costs of product design and system deployment. Because our solutions are designed for large enterprises and delivered through the cloud, they are easily scalable to meet customer demand. In addition, our software is designed to address a broad range of business requirements for customers in many different industries. As a result, we are able to deploy our solutions to new customers at minimal incremental cost. This allows us to swiftly establish a business presence in new industries and efficiently expand our client base.

        Experienced and Visionary Management Team—Our success is attributable to the deep industry experience and proven execution track-record of our experienced management team. Our company was founded in 2005 by a team of five visionary Tsinghua University computer software undergraduate students, led by our co-founder, chief executive officer, and chairman, Guosheng Qi. We named our company "Gridsum" to symbolize the combination of distributed computing (Grid) and analytics (sum). We were among the first participants in the industry to foresee the significant demand for advanced data analysis solutions in China. Since our inception, we have anticipated and successfully developed digital intelligence solutions to address customer requirements across different industries. We subsequently complemented our management team by adding key senior management members, with experience in leading technology companies including Microsoft, Baidu and Neusoft. We believe our management team's collective experience and strong execution capabilities are unrivalled in the digital intelligence industry.

Our Growth Strategy

        In order to grow our business and to fulfill our mission, we have implemented a number of key strategies.

        Continue to Innovate—Our proprietary technology is our core competitive strength, and we intend to continue to invest in the development of advanced technologies and remain at the forefront of the digital intelligence industry. We are committed to continuously enhancing the Gridsum Big Data Platform, our visualization and interactive data mining technologies and our data acquisition and pre-processing technologies, as well as developing new technologies. To support our technological development, we will continue to build our research and product development team and foster our corporate culture of innovation to retain and attract top engineering talent in China.

        Increase Market Penetration—We intend to leverage our domain knowledge, product expertise and proven customer track-record to increase market penetration for our existing technologies. For example, we intend to leverage our NLP technologies to develop industry solutions and capture market opportunities in information discovery for media, legal and financial information services.

        Grow our Customer Base—Our current customer base represents a small fraction of our total addressable market in China. We plan to expand our sales and marketing force to continue to acquire new customers. We will expand and deepen our customer relationships to address data intelligence opportunities in various sectors such as autos, consumer products, e-commerce, electronics, financial services, new media and travel. In addition, we will continue to build and enhance our brand awareness to assist our expansion into new markets and verticals.

        Expand our Share of Customer IT and Marketing Budgets—We intend to continue to focus on large enterprise and government agency accounts to grow our business and to maintain customer loyalty based on our strong commitment to the needs of customers and high customer satisfaction. We continue to work with customers to expand their usage of our existing products and strive to enhance our service quality to strengthen customer loyalty and revenue retention. In addition, we intend to broaden our dialogue with our customers to include senior executives such as chief marketing officers, chief information officers and chief technology officers, so that we can capture marketing budgets as well as broader enterprise IT budgets. We believe that this strategy will provide increasing opportunities to cross sell our solutions.

Our Solutions

        We offer suites of solutions for marketing automation, e-government, new media, information discovery and visualization. Customers using our solutions are able to:

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  analyze user behavior online and on mobile devices;

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  assess web design and conduct A/B testing of web and mobile web design;

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  manage massive scale search engine marketing campaigns;

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  measure the contribution of different marketing channels to user conversion;

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  monitor and analyze streaming media and optimize user experience;

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  correlate information in unstructured datasets using natural language processing;

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  integrate data from diverse data sources online and offline; and

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  visualize and interact with graphical information across multiple display sizes and formats.

        We deliver our solutions as cloud-based SaaS offerings designed for ease of use and rapid adoption within the customer's organization.

  Marketing Automation Suite

        All of our marketing automation solutions are available as an integrated suite of solutions, which we call AD Suite. The capabilities of each solution are described below.

        Web Dissector is used to analyze customer websites by monitoring and analyzing key performance indicators such as clicks, page views, sessions, conversion rates and sales. Web Dissector precisely measures the effectiveness of online promotional activities and detects click fraud. The capabilities and features of Web Dissector include:

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  online operational data analysis;

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  pixel-level interactive click and touch "heat maps";

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  multi-dimension drill-down analysis;

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  click fraud detection;

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  online asset assessment;

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  user behavior analysis;

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  online performance optimization; and

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  online advertisement delivery and performance analysis.

        Mobile Dissector is used to understand mobile app user activity, gain insight into users' interactive behavior, improve user experience with the application and retention rate. Mobile Dissector also helps advertisers monitor characteristics of mobile audiences on mobile web sites and apps, user behavior and the value of different mobile channels. The capabilities and features of Mobile Dissector include:

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  mobile application promotion and distribution analysis;

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  mobile apps data analysis;

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  error and exception tracking;

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  custom event analysis;

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  multi-dimensional drill-down analysis;

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  app life-cycle analysis; and

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  cross platform analysis.

        SEM Dissector automates search engine marketing processes for advertisers, advertising agencies and advertising account managers, and provides comprehensive, objective and transparent performance reports. SEM Dissector supports simultaneous management of multiple accounts and grouping of customized keywords with major Chinese search engines, including Baidu, Sogou and Qihoo 360. Built-in analytical models guide customers to optimize keyword advertising, and automatic bidding algorithms monitor competitors' advertising activities and make appropriate bids automatically. The capabilities and features of SEM Dissector include:

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  customer data integration and key performance indicator customization;

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  keyword advertising management;

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  report customization;

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  automatic advertising placement and bid management; and

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  attribution model.

        SEO Dissector is our search engine optimization tool. It analyzes website quality and the website's level of accessibility to various search engines. Customers use SEO Dissector to evaluate website performance, identify defects and make improvements. Customers also evaluate reports of keyword search results on different search engines, enabling them to optimize their websites to improve their organic rankings on search engine results pages. The capabilities and features of SEO Dissector include:

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  website indexability analysis;

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  multi-dimensional analysis of keywords ranking;

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  rich and intuitive presentation of analysis results;

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  practical webmaster tools; and

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  flexible customization.

        Ad Dissector is our advertisement performance monitoring and optimization product. It monitors and analyzes banner, rich media and text link and other advertising formats and leverages our core technology to provide optimization solutions. Advertisers and advertising agencies use Ad Dissector to measure performance of online advertising and allocate media resources to improve returns. The capabilities and features of Ad Dissector include:

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  user-friendly placement management;

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  convenient landing page and scheduling management;

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  real-time data tracking;

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  powerful multi-source data correlation analysis; and

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  Gantt chart performance visualization.

        Contribution Dissector tracks and analyzes user behavior over the entire user life cycle from original access to ultimate conversion, tracing that behavior over years and various conversion data points and applies various attribution model algorithms to the data. Customers assess advertisement results across media outlets, connect off-line conversion, analyze contribution from each channel to the ultimate conversion process and optimize online businesses. Website operators use Contribution Dissector to evaluate the performance of their advertising campaigns across media outlets, connect offline conversion, analyze historical channel contributions to the ultimate conversion or sale and allocate their advertising resources efficiently based on the results. The capabilities and features of Contribution Dissector include:

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  conversion path identification;

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  integration of online and offline data;

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  multiple attribution models;

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  multi-dimensional analysis;

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  marketing channel analysis; and

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  user behavior playback.

        Audience Dissector is our audience analysis product. It combines customer offline user data from customer relationship management systems with our online user behavior data and digital intelligence capabilities to identify high value and high loyalty users and improve customer returns on their marketing investments. The capabilities and features of Audience Dissector include:

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  intelligent customer relationship maintenance system;

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  decision-making support and optimization;

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  flexible user behavior tagging management;

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  flexible application programming interface; and

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  data security and privacy.

        Recommendation Engine is our data driven content recommendation solution for customers delivering adaptive video, news and e-commerce content on websites, mobile apps and Internet protocol television terminals. By accumulating user behavior data, Recommendation Engine continuously captures user preferences and improves the accuracy of its recommendations. The capabilities and features of Recommendation Engine include:

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  mainstream mobile operating system data collection and analysis;

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  optimization for industry verticals;

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  personalized recommendations for mobile application content; and

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  powerful content management platform.

  E-Government Suite

        Government Web Dissector is our digital intelligence solution for public sector websites, providing operators at local, municipal, provincial and national levels with real-time website operating data and digital intelligence that is similar to what is provided to commercial customers by our Web Dissector solution. Our public sector customers use Government Web Dissector to optimize the quality and efficiency of online public services, such as driver's license applications and marriage certificate applications. In addition to the features available from the standard Web Dissector, the capabilities and features of Government Web Dissector include:

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  public service performance metrics; and

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  intelligent diagnostics across websites.

        Government Website Group Integrated Management Platform, which we refer to as the Integrated Management Platform, is our integrated big data visualization system used by government website operators that are responsible for managing groups of websites. It provides a visualized integrated display of website group operating status and data. The capabilities and features of the Integrated Management Platform include:

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  comprehensive overview of website groups;

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  performance overview;

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  visual comparison;

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  website correlation display; and

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  geographic distribution visualization.

  New Media Suite

        Streaming Dissector is our real-time viewership analysis and operational efficiency monitor for digital online video. Unlike traditional methods of measuring viewership, Streaming Dissector does not rely on viewer sampling, but continually monitors all viewers of the streaming video. The capabilities and features of Streaming Dissector include:

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  real-time streaming monitoring;

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  content delivery network monitoring;

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  reporting and alerting;

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  real-time rating analysis; and

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  multi-platform support.

        Video Dissector is our online video content analytics tool for discovering the most valuable or attractive parts in video content. It provides analysis of viewer behavior and solutions for optimizing online video content. The capabilities and features of Video Dissector include:

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  online video operation analysis;

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  video content evaluation;

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  viewer analysis; and

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  online video performance analysis.

        TV Dissector is our analytics tool for internet protocol television, internet television, cable television, satellite television and digital television. It monitors and analyzes viewer behavior and provides solutions to optimize the business and operations of TV station operators. TV station operators use TV Dissector to analyze the development and activity of users and viewership of live broadcast, play on-demand and playbacks, generate accurate statistics about the conversion of their electronic program guide pages and advertising activities and optimize product packages and pay-per-view businesses. The capabilities and features of TV Dissector include:

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  user development and activeness analysis;

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  viewership analysis;

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  play on-demand and playback analysis;

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  product package analysis;

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  electronic program guide analysis; and

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  user experience analysis.

        Rating Dissector is our television viewing data analytics tool for traditional TV stations. Rating Dissector automatically combines traditional viewership log data with the channels and programs of the TV stations and generates viewership analysis. The management and operation personnel of the TV stations easily access the analysis via computers and mobile phones. Rating Dissector provides search functionality that supports complex multi-dimension data searches and alerting feature that provides monitoring and malfunction alerting related to program broadcasts. The capabilities and features of Rating Dissector include:

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  automatic generation of viewership data;

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  viewership analysis; and

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  program analysis.

  Information Discovery Suite

        Media Dissector is our mass media, social media and user-generated content media monitoring and analytics tool. Media Dissector applies distributed cloud computing crawler technology to capture media information on the internet. It uses natural language processing technology such as word segmentation, named-entity recognition and Chinese information processing technology to process information and provides correlation analysis to enable drill downs for information discovery. The capabilities and features of Media Dissector include:

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  information overview;

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  item mentions and context analysis;

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  media event and public opinion analysis; and

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  sentiment analysis.

        Law Dissector is our search and statistical analysis tool for legal research. It utilizes our natural language processing technology and applies data science methodology in the legal industry. Law Dissector summarizes the key attributes of legal cases and aggregates them in a broader statistical scope, which enables judges, lawyers and researchers to find implied patterns or rules that would be valuable for their respective professional objectives. The capabilities and features of Law Dissector include:

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  information retrieval;

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  powerful aggregation and statistical research; and

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  intelligent case analysis.

        Information Dissector is an insightful analytical system developed to provide stock price predictions based on market sentiment in Chinese equity markets. Information Dissector gathers information from many sources, such as news, blogs, forums and analyst reports, maps each piece of information to particular industries and companies and processes the information into specific metrics used as input for complex time-series models and algorithms. The capabilities and features of Information Dissector include:

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  market sentiment analysis;

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  multiple metric measurement; and

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  intuitive visualization interface.

  Visualization Suite

        Gridsum Dashboard is our data visualization tool for our digital intelligence solutions. It is used for interactive data mining and visualized data analysis. Gridsum Dashboard integrates charts, graphics and tables from various data sources and displays them on a single multi-screen interface. It offers pre-configured data visualization templates and provides customers with options to customize their data displays. Gridsum Dashboard improves visualization of customer digital intelligence data, so that customers understand the business operations in a timely and intuitive manner and provides business intelligence support for decision-makers. The capabilities and features of Gridsum Dashboard include:

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  real-time connection to data;

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  visualization templates;

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  access control; and

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  user-friendly interface.

        Gridsum Report Center is our automated report generation and distribution tool, which supports data reporting for all of our solutions, aggregates data from multiple dimensions, customizes and creates report templates and configures report distribution. The data integrity verification capability makes report preparation convenient and improves the visual quality and accuracy of reports. The capabilities and features of Gridsum Report Center include:

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  seamless integration;

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  data integrity verification;

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  multiple methods for report distribution;

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  reusable report templates; and

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  customizable and data combination from multiple dimensions.

Our Customers

        In 2014, we had over 200 customers. A single customer may have multiple paid business accounts for separate divisions, segments or subsidiaries, but we count all entities that are part of the same corporate structure as a single customer. The following is a list of representative enterprise customers, arranged by industry segment.

Travel & Hotels	Financial	Internet & e-Commerce
CAR Inc. 7 Days Inn HomeInns InterContinental Hotels Group	Agricultural Bank of China Bank of China PICC	Agoda JD.com Tencent

New Media Operators	Consumer Products	Automotive
China Network Television Hunan Television Jiangsu Broadcasting Corporation Shanghai Media Group	Coca-Cola L'Oréal Nike Wyeth	Chrysler Dongfeng Nissan Maserati Shanghai Volkswagen

Electronics & Appliances
Dell EPSON Haier

        In addition, we offer our e-government solutions to Chinese government agencies to analyze public sector websites and improve the effectiveness of online services for Chinese citizens. In 2014, more than 30 Chinese governmental agencies had deployed our products.

        We receive revenues from incentive programs of search engine providers, such as Baidu, Souguo and Qihoo 360, associated with ad placements by our customers through our marketing automation solutions. Revenues from Baidu's incentive program accounted for approximately 23% and 22% of our revenues in 2013 and 2014, respectively.

Customer Use Cases

  Haier Group—Understanding User Demand and Behavior with Web Dissector

        Haier Group is a leading consumer electronics and home appliances company committed to providing the "wonderful lifestyle" to consumers worldwide. In December 2012, Haier announced the commencement of its fifth development phase since its inception in 1984, which is the "internet phase." Understanding user demand and behavior for online shopping is a key building block for Haier to implement its internet strategy. With the installation of Web Dissector for desktop and mobile internet, Haier was able to accurately monitor and analyze its website traffic, promotion activities and individual consumer's online behavior. This provided critical support for Haier's marketing automation operations, improved user experience, and helped Haier to achieve its internet strategy.

  Coca-Cola—Gaining App Marketing Insights with Mobile Dissector

        Coca-Cola, a global beverage supplier, used Mobile Dissector to evaluate its mobile app marketing campaign and optimize the marketing strategy. Mobile Dissector monitored app downloads in various app stores and offline channels and assessed the results by channel. Mobile Dissector also analyzed user in-app behavior to identify frequently used functions, common visitor paths and error and exception messages, in order to provide more effective support for optimization of the app and better user experience.

  Chrysler (China)—Connecting Online and Offline Data with AD Suite

        Chrysler (China), the China joint venture of a global automobile manufacturer, used multiple solutions in our AD Suite, including Web Dissector, Ad Dissector and Contribution Dissector, to support its marketing and sales programs. Chrysler connected and integrated online and offline customer data, including display ad impression data, website visits, online sales leads and dealer sales data, in order to better assess ad results and guide Chrysler's marketing decisions.

  Nike—Optimizing Search Engine Marketing with SEM Dissector

        Nike, a global sportswear supplier, used SEM Dissector to manage its search engine keyword campaigns for its own website and third-party e-commerce platforms. SEM Dissector associated online users' search behaviors with their purchase behaviors, highlighting paths that customers took from search to purchase. SEM Dissector allowed Nike to dynamically aggregate and reorganize search results data for its large and frequently updated product inventory using virtual category reporting within SEM Dissector, rather than requiring changes to its campaigns through search engine providers. These capabilities enabled Nike to improve its return on investment in paid search channels.

  Shanghai Volkswagen—Managing Ad Performance for Large Network of Dealers with Ad Dissector

        Shanghai Volkswagen, the China joint venture of a large automobile manufacturer, used Ad Dissector to customize a system to track the performance of online and offline media campaigns by its leading network of regional dealers. Ad Dissector used media spending data to quantitatively assess the performance of those campaigns and to calculate a standard per dealer advertising budget. This enabled Shanghai Volkswagen to provide specific dealer campaign feedback to improve their campaigns and to implement an optimized advertising strategy across the network.

  Homeinns Hotel Group—Tracing Customers' Online Paths to the Hotel with Contribution Dissector

        Founded in 2002, Homeinns Hotel Group is the leading economy hotel chain in China in terms of market share, number of hotels and hotel rooms and brand recognition. Homeinns Hotel Group uses digital medial channels in addition to traditional media in order to grow its market share. To assess the effectiveness of its various digital advertising channels, Homeinns utilized the attribution model in Contribution Dissector to analyze long-term customer behavior and the combination and sequence of events across digital channels that correlated with hotel choice. This enabled Homeinns to allocate its advertising budget across digital marketing channels more effectively, capture more potential customers and increase customer loyalty.

  The People's Government of Hainan Province—Responding to Public Concerns with Data Support

        The People's Government of Hainan Province used our e-government solutions to provide valuable and timely information on issues of public concern. For example, through classification and analysis of internet search keywords, the Hainan provincial government identified noticeable changes in public demand for government information during different phases of a typhoon before and after landing, and developed a system to direct information queries to the appropriate government agencies based on their respective responsibilities. As a result, the Hainan provincial government was able to build an inter-departmental information system during typhoon season, which greatly enhanced the efficiency of its emergency management function.

  CNTV—Optimizing Viewer Experience with Streaming Dissector

        CNTV, a national internet TV broadcasting entity, used Streaming Dissector to monitor video player performance in real-time. Video performance was measured in terms of video availability, initial loading time, number and duration of pauses and other performance indicators at the user end. Streaming Dissector successfully monitored the viewing experience for all end users in real time and provided operational optimization support for CNTV's live online broadcasting of the 2014 FIFA World

Cup Final, with an audience of nearly 5 million viewers accessing the stream from CNTV's website and mobile apps.

  Peking University Law School—Using Media Dissector to Identify Trends in News Reporting

        In advance of the 2015 annual report of the PRC Supreme People's Court, Peking University Law School used Media Dissector to publish its own report about public perceptions of the court's regulations, policies and rulings. Media Dissector used various text mining techniques to digest more than 30,000 mainstream news reports during 2014 and reconstructed the spread chains of the important events. Media Dissector summarized the ten topics of most interest, eight of which were also highlighted by the Supreme People's Court in its report.

  A Large Full-service Law Firm in China—Distilling Litigation Data with Law Dissector

        A large full-service law firm in China used Law Dissector to help it determine legal strategy on behalf of a client in a large copyright infringement case. From a collection of over two million recent civil cases, Law Dissector screened for cases related to copyright infringement involving musical works. Using natural language processing technology, Law Dissector extracted data on variables such as damages requested, final court award, location where alleged infringement occurred, court hearing the litigation and other variables. Law Dissector illustrated the spectrum of court cases graphically, used visualization to identify the most important aspects of the final rulings, and provided the law firm with important information helping it to formulate its legal strategy and select a favorable jurisdiction.

Employees

        We had 165, 268 and 425 employees as of December 31, 2012, 2013 and 2014, respectively. All of our employees are based in China.

        The following table sets out the breakdown of our employees by function as of December 31, 2014:

Function	Number of employees
Research and development	158
Sales and marketing	201
General and administrative	66

Total	425

        We enter into standard employment agreements with all our employees. We also enter into standard confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to provide reasonable compensation to the employee during the restricted period.

        In accordance with Chinese regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

        None of our employees are covered by collective bargaining agreements and we consider our relations with our employees to be good.

Operations

        We host our products and serve all our customers from data centers located in Beijing, Shenzhen and Wuhan. We utilize third parties to provide our data center infrastructure and manage the hardware on which our products operate. We utilize industry standard hardware in redundant configurations to minimize service interruptions. We maintain a formal and comprehensive security program designed to ensure the security and integrity of our data, protect against security threats or data breaches and prevent unauthorized access to the data of our customers. Our technology uses multi-tenant architecture, enabling all our customers to share the same version of our solutions while securely partitioning their data.

Research and Development

        Our research and development organization is responsible for the design, development and testing of all aspects of our dashboard and suite of solutions. We invest heavily in these efforts to continuously improve, innovate and add new features to our solutions.

        We deploy new features, functionality and technologies through periodic software releases or updates in order to minimize disruption and provide for constant improvement. Our product managers regularly engage with customers, partners and industry analysts, as well as other stakeholders, in functions such as sales, customer success, marketing and business development to understand customer needs as well as general trends in our industry. Once product improvements are identified, the development organization works closely together to design, develop, test and launch a solution.

        The majority of our research and development team is based in our Beijing office and to a lesser degree in Shanghai, Shenzhen and Harbin. To foster rapid innovation, our team is further apportioned into small agile development teams.

        Our research and development expenses were US$3.3 million and US$6.2 million for the years ended December 31, 2013 and 2014, respectively.

Sales and Marketing

        Our sales and marketing organizations work together closely to drive market awareness, create and manage user and customer leads, provide qualified leads to our sales pipeline and build customer relationships to drive revenue growth.

        We sell our products to enterprise and large businesses through our direct sales organization. Our direct sales organization is comprised of sales and sales support personnel, including customer service consultants, who are organized by industry vertical and focused on a land and expand sales model that is designed to capitalize on the ease of use, low up-front cost and broad functionalities of our platform.

        Our sales organization also includes consulting services and training teams that work with customers to help with configuration, support implementations and increase usage. These efforts include in-person and phone-based engagements, webinars, in-person training and free training.

        Our marketing strategy targets senior executives in the sales, marketing and IT functions of large enterprises across many industries through our direct salesforce. We also leverage both online and offline marketing channels such as sponsorship of seminars, hosting industry summits and events and search engine promotion campaigns. We believe the simplest way to showcase our products is by using them in live or recorded demonstrations. In addition, a central focus of the marketing team is to drive and encourage free trials of our products and the successful conversion of trials to paid subscriptions. We offer short-duration free trials of our solutions.

Customer Support

        Our solutions are designed to minimize the need for customer support, because users can easily deploy and utilize our software services without needing support. However, for all of our customers, we make online and telephonic helpdesk facilities available and provide onsite engineer support.

Data Privacy

        In order to analyze customer data, customers authorize our solutions to deploy monitoring codes to collect necessary end user data, without using sensitive end user data such as name, phone number and email address. Information collected generally includes end user operating system, device and web pages visited. In order to identify each unique user, we associate a random number string with the user upon his or her first visit. We then use that random number string as the anonymous identification for the end user and associate it with all related visit data. If a customer wishes to send sensitive information to us, including personally identifiable information, we recommend that the customer process it with a security algorithm before sending it to us.

Strategic Relationships

  Cooperation with State Information Center

        In March 2012, we entered into a six-year cooperation agreement with the State Information Center of China, or SIC, which provides consulting and technology services for governmental agencies. One of the SIC's primary tasks is to lead and promote e-government initiatives in China, including deployment, establishment, operation and management of the public service websites. In China, the websites of all government agencies that provide public services are hosted in state-owned information centers of different levels of government (e.g., local, municipal, provincial and national). The SIC, under the supervision of the National Development and Reform Commission, is the top level organization of this type in China. Under our cooperation agreement with the SIC, we established a non-governmental entity known as the Research Center for e-Government, for the purpose of providing our digital intelligence services to serve government agency websites at all levels throughout China. Our digital intelligence services for governmental agencies are primarily delivered through our Government Web Dissector product and include evaluation of website performance for users and recommendations for improving online service.

        In June 2015, we entered into a framework agreement and an additional cooperation agreement with an entity that is wholly owned by the SIC, or the SIC Entity. Under these agreements, we and the SIC Entity agreed to establish a joint venture company to oversee the business operations, sales and marketing and financial management of the Research Center. Beijing Gridsum and Guoxinjunhe will each own 40%, and the SIC Entity will own 20%, of the equity interest in this joint venture company. The board of directors of the joint venture company will consist of three members, and each equity owner will have the right to nominate one director. The framework agreement provides that the intellectual property rights with respect to Government Web Dissector and other related software systems developed by Beijing Gridsum will exclusively belong to Beijing Gridsum, and the intellectual property rights with respect to research reports and training materials will exclusively belong to the joint venture company.

  Collaboration Projects with Leading Universities

        We have established research and technology collaboration projects with leading universities to promote leading-edge technologies in our business. Our collaboration project with Renmin University of China, launched in July 2014 when we established the Renmin University of China—Gridsum Big Data Laboratory, has a focus on the joint research, development and monetization of natural language processing and database technologies. Our collaboration project with Peking University School of Law, launched in December 2014, will spearhead the studies of the legislative initiatives in the internet and big data-related fields in China, including privacy protection, data ownership and security and IP protection. Our collaboration with Harbin Institute of Technology, launched in March 2015 by establishing the Harbin Institute of Technology—Gridsum Big Data Laboratory, has a focus on data mining and natural language processing technologies. These collaboration projects also serve as a talent reservoir where we can recruit the research and development personnel.

Competition

        Our current primary competitors consist of companies offering marketing analytics such as Google, IBM, Microsoft and Oracle and companies offering bid management products, such as AdSage, MediaV and Adobe Efficient Frontier. The principal competitive factors in our market include:

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  solution features, performance and effectiveness;

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  breadth of product offerings;

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  suitability for Chinese users;

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  experience handling large volumes of data;

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  data analytics expertise;

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  ease of use; and

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  strength of sales and marketing efforts.

        We believe that we generally compete favorably with our competitors on the basis of these factors. Many of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution and larger or more mature intellectual property portfolios.

Intellectual Property

        We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with third parties. As of June 30, 2015, we had five issued patents and 509 patent applications pending in China and 15 patent applications pending in various other countries and jurisdictions.

        Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our products. Policing unauthorized use of our technology and intellectual property rights is difficult.

        We expect that software in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of applications in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time.

Facilities

        Our corporate headquarters, which includes sales, marketing, business operations and executive offices, is located in Beijing, China and consists of approximately 2,765 square meters of office space under 12 annual leases. One of the leases will expire in August 2015, and the others will expire beginning in December 2015. In addition to our headquarters, we lease space in Shanghai, Guangzhou, Shenzhen, Chengdu and Harbin. In addition, we maintain data centers in Beijing, Shenzhen and Wuhan.

        We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Legal Proceedings

        From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

PRC REGULATION

        Our business operations are primarily in the PRC and are primarily subject to PRC laws and regulations. The following is a summary of the most significant PRC laws and regulations affecting our business or our shareholders' rights to receive dividends and other distributions from us.

Regulations on Internet Information Service

        There are several principal regulations on internet information service business with respect to foreign investment restriction and qualification requirement, including (i) the Telecommunications Regulations of the People's Republic of China, promulgated by the State Council on September 25, 2000, (ii) the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000, or the Internet Measures, (iii) the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective on January 1, 2002, as amended on September 10, 2008 and (iv) the Guidance Catalogue of Industries for Foreign Investment (2015 Revision), promulgated by the MOFCOM and the National Development and Reform Commission effective on April 10, 2015, or the Catalogue.

        The Telecommunications Regulations of the People's Republic of China, the Administrative Rules for Foreign Investment in Telecommunications Enterprises and the Catalogue prescribe line between different types of telecommunications business activities, including basic telecommunications services and value-added telecommunications services and internet information service is categorized as value-added telecommunications service falling in the restricted category. Under these regulations, the proportion of foreign investment in companies conducting value-added telecommunications services (excluding e-commerce) shall not exceed 50%, and the foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these regulations, we operate our internet information service business through Gridsum PRC Holding and its subsidiaries.

        The Internet Measures divide internet information services into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our website (under domain name www.gridsum.com) involves operative internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the Ministry of Industry and Information Technology, or the MIIT, may levy fines on it, confiscate its income or even block its website. Our affiliated PRC entity, Beijing Gridsum, expects to obtain an ICP license issued by Beijing Communications Administration, a local branch of the MIIT, in late July or early August of 2015.

Regulations on Market Survey Business

        There are several principal regulations on market survey business in terms of foreign investment restriction and qualification requirement, including (i) the Catalogue and (ii) the Measures on the Administration of Foreign-related Surveys, promulgated by the PRC National Bureau of Statistics on October 13, 2004.

        The Catalogue classifies market surveys as falling in the restricted category, stating that market surveys shall be limited to sino-foreign equity or cooperative joint venture operations, and specifically, Chinese parties shall be controlling shareholders for survey of television and radio program ratings. We conduct our market survey business of television and radio program ratings in the PRC through Chinese domestic enterprises, in compliance with the Catalogue.

        The Measures on the Administration of Foreign-related Surveys define foreign-related market surveys as those including (i) market and social surveys conducted under the entrustment or with the financial aid of, or in cooperation with, any overseas organization, individual or any overseas organization's agency in the PRC, (ii) market surveys conducted by any overseas organization's agency in the PRC in accordance with applicable laws and (iii) market and social surveys wherein survey materials and results are to be provided to any overseas organization, individual or overseas organization's agency in the PRC. Such surveys must be conducted through a survey institution possessing of a foreign-related survey permit in accordance with applicable laws. As of now, we conduct foreign-related market surveys primarily through Beijing Moment, which has not yet obtained a foreign-related survey permit. The PRC National Bureau of Statistics has informed us that the next application date for this permit will be in August or September 2015, and we intend to apply for the permit at that time.

Regulations on Advertising Business

        There are several principal regulations on advertising business with respect to foreign investment restriction and qualification requirement, including (i) the Regulations for the Administration of Foreign-Invested Advertising Enterprises, promulgated by the State Administration for Industry and Commerce and Ministry of Commerce effective on October 1, 2008, and (ii) the Advertising Law of the People's Republic of China, promulgated by Standing Committee of the National People's Congress on April 24, 2015 and to be implemented on September 1, 2015.

        The Regulations for the Administration of Foreign-Invested Advertising Enterprises prescribe restrictions on foreign investors in advertising business. In particular, the regulations state that those who establish a wholly foreign-owned advertising enterprise shall, among other things, be an enterprise that is mainly engaged in advertising business and have been established and engaged in its business for at least three years. We conduct our advertising business in the PRC through Chinese domestic enterprises and therefore are not subject to the aforesaid requirements.

        The Advertising Law of the People's Republic of China states that a company engaged in advertising activities shall obtain from the State Administration for Industry and Commerce and the Ministry of Commerce or their local branches, a business license which specifically includes operation of advertising business in its business scope. Our advertising business is operated by our affiliated consolidated entities in the PRC whose business licenses include advertising business operation in the business scope.

Regulation on Government Procurement

        On August 31, 2014, the Standing Committee of the National People's Congress promulgated the amended Government Procurement Law of the People's Republic of China, which came into effect on the same day. This law was enacted for purposes of regulating government procurement activities and applies to government procurement activities conducted within the PRC. This law prohibits suppliers from (i) providing false materials in an attempt to win a bid, (ii) defaming or excluding other suppliers by illegitimate means, (iii) colluding with the procuring entity or agency, or other suppliers, (iv) bribing or providing illegitimate benefits to the procuring entity or agency, (v) in the course of procurement through bid invitation, engaging in consultation or negotiation with the procuring entity or (vi) refusing to subject itself to supervision by the relevant department or providing false information. Our business with the government is required to comply with these rules and requirements.

Regulations on Intellectual Property Rights

        China has adopted legislation governing intellectual property rights, including copyrights, trademarks and patents. China is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

  Computer Software Copyright

        On March 1, 2013, the Regulations for the Protection of Computer Software promulgated by the State Council came into effect. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. As of June 30, 2015, we had 42 registered copyright, including 38 registered computer software copyright in the PRC.

  Patent

        Patents in the PRC are principally protected under the Patent Law of the People's Republic of China, which was amended by the Standing Committee of the National People's Congress as of October 1, 2009. This law is formulated for protecting the rights and interests of patentees, encouraging invention, promoting the application of inventions, enhancing innovation capacity, and facilitating the advancement of science and technology and the economic and social development. Under this law, the duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right. As of June 30, 2015, we had 5 patents granted in the PRC, 509 patent applications pending in the PRC and 15 patent applications pending in various other countries and jurisdictions.

  Trademark

        The PRC Trademark Law, adopted in 1982 and most recently amended in 2013, protects the proprietary rights with respect to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of 10 years for registered trademarks, which may be extended for another 10 years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of June 30, 2015, we had 147 registered trademarks in different trademark categories, among which eight trademark certificates have not been received, and 25 trademark applications in the PRC.

  Domain Name

        On December 20, 2004, the Measures for the Administration of Internet Domain Names of the PRC, promulgated by the Ministry of Information, came into effect. These measures are formulated with reference to the norms on administration of internet domain names worldwide, for the purposes of promoting the healthy development of China's internet sector and guaranteeing the safe and reliable operation of the internet domain name system in the PRC. As of June 30, 2015, we had 64 registered domain names in the PRC.

Regulation on Privacy Protection

        As an internet content provider, we are subject to regulations relating to the protection of privacy. Under the Internet Measures, internet content providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes on the lawful rights and interests of others. Internet content providers that violate the prohibition could face criminal charges or administrative sanctions by the PRC security authorities. In addition, relevant authorities may suspend their services, revoke their licenses or temporarily suspend or close down their websites. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, internet content providers are prohibited from collecting any user-related information that can reveal the identity of the user whether by itself or when used in combination with other information, or providing any such information to third parties without the consent of a user. Internet content providers must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for their services. Internet content providers are also required to properly maintain the user personal information and in case of any leakage or likely leakage of user personal information, internet content providers must take remedial measures immediately and report any material leakage to the telecommunications regulatory authority. In addition, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People's Congress in December 2012 emphasizes the need to protect electronic information that contains personal identification information and other private data. The decision requires internet content providers to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, the MIIT's Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013 contain detailed requirements on the use and collection of personal information as well as the security measures to be taken by internet content providers. The PRC government retains the power and authority to order internet content providers to provide an internet user's personal information if such user posts any prohibited content or engages in any illegal activities through the internet.

Regulation on Employment

        There are several principal rules and regulations in the PRC with respect to rights and obligations of employers and labors, including (i) the Labor Law of the People's Republic of China, promulgated by the Standing Committee of the National People's Congress effective on January 1, 1995, (ii) the Labor Contract Law of the People's Republic of China, promulgated by the Standing Committee of the National People's Congress effective on July 1, 2013, (iii) the Social Insurance Law of the People's Republic of China, promulgated by the Standing Committee of the National People's Congress effective on July 1, 2011 and (iv) the Regulations on Management of Housing Provident Fund, promulgated by the State Council on March 24, 2002.

        According to the Labor Law and the Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required, among other things, to establish a system for labor safety and workplace sanitation and provide employees with workplace safety training. Violations of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise. In addition, pursuant to the Social Insurance Law, employers in the PRC are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Regulations on Taxation

  PRC Enterprise Income Tax

        PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the Enterprise Income Tax Law, or the EIT Law, promulgated by the National People's Congress of China and implemented on January 1, 2008 and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to 15% with the approval of relevant tax authorities.

        In addition, according to the EIT Law, enterprises registered in countries or regions outside Mainland China (including Hong Kong, Macao and Taiwan) but have their "de facto management bodies" located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise," the only detailed guidance currently available for the definition of "de facto management body" as well as the determination and administration of tax residency status of offshore-incorporated entreprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial Version), or Bulletin No. 45, both issued by the State Administration of Taxation, or SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

        According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

  •
  the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

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  decisions relating to the enterprise's financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

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  the enterprise's primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

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  50% or more of voting board members or senior executives habitually reside in the PRC.

        Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold a 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to a Chinese-controlled offshore-incorporated enterprise. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.

        The Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income is promulgated by the SAT and implemented on September 27, 2006. This arrangement reduces withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise from a standard rate of 10% to 5% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate pursuant to other relevant tax rules and regulations.

Income Tax for Share Transfers

        According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or Circular 698, promulgated by the State Administration of Taxation on December 10, 2009, and the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the State Administration of Taxation on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities shall have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the difference in the equity transfer price less the cost of equity, shall be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or within one year ahead of the indirect transfer, over 90% of the offshore holding company's revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate their corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

        There is uncertainty as to the application of Circular 698 and Circular 7. Circular 698 and Circular 7 may be determined by the tax authorities to be applicable to our prior private equity financing transactions that involved non-resident investors, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 698 and Circular 7 and we may be required to expend valuable resources to comply with Circular 698 and Circular 7 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations.

  PRC Business Tax

        Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities.

  Value Added Tax

        On January 1, 2012, the State Council officially launched a pilot value-added tax, or VAT, reform program, or Pilot Program, applicable to businesses in selected industries, such as industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services and certification and consulting services. Businesses subject to the Pilot Program would pay VAT instead of business tax. The Pilot Program was launched in Beijing on September 1, 2012, and in Guangdong province on November 1, 2012. On May 24, 2013, the Ministry of Finance and the SAT

issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. On August 1, 2013, the Pilot Program was implemented throughout China.

  Dividends Withholding Tax

        Under the void EIT Law that was effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC. Pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10%.

        As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax.

Regulations on Foreign Exchange

        The Regulations of the People's Republic of China on Foreign Exchange Control, promulgated by the State Council on August 5, 2008, are principal regulations on foreign currency exchange in the PRC. Under these regulations, the RMB is freely convertible for current account items after due process, including distribution of dividends, trade-related foreign exchange transactions and service-related foreign exchange transactions, whereas foreign exchange for capital account items, such as direct investments or loans, requires prior approval of and registration with the SAFE.

  Capital Settlement and Overseas Remittance of Foreign-Invested Enterprises

        On June 1, 2015, the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises came into effect, which helps further deepen the reform of the foreign exchange administration system and better satisfy and facilitate the needs of FIEs for business and fund operations. This notice allows FIEs to settle their foreign exchange capitals on a discretionary basis. Moreover, the Provisions on Foreign Exchange Administration over Direct Investment Made by Foreign Investors in the PRC were promulgated by the SAFE on May 13, 2013 in order to promote and facilitate foreign investors to make direct investment in the PRC, which allow a FIE that needs to remit funds abroad to purchase and remit foreign exchange with the relevant bank due to capital reduction, liquidation, advance recovery of investment, profit distribution, etc. after due registration.

  Outbound Investment, Financing and Roundtrip Investment

        On July 4, 2014, the Circular on the Relevant Matters Concerning Foreign Exchange Administration on Outbound Investment, Financing and Roundtrip Investment though Special Purpose Companies by Domestic Entities or Individuals came into effect, which is promulgated by the State Administration of Foreign Exchange in order to make full use of domestic and international resources and markets. This circular prescribes operational procedures and registration requirements for roundtrip investment though special purpose companies and others. In particular, it states that a domestic resident shall apply to the relevant local branch of the SAFE for foreign exchange registration of overseas investment, prior to making contribution to a special purpose company with legitimate holdings of domestic or overseas assets or interests.

  Equity Incentive Plans

        On February 15, 2012, the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals' Participation in Equity Incentive Plans of Companies Listed Abroad came into effect. This notice prescribes foreign exchange procedural requirements for domestic individuals such as directors, supervisors, officials and other employees in relation to equity incentive plans of companies listed abroad, including employee stock ownership plans, employee stock option plans and other equity incentive programs permitted by applicable laws and regulations. Under the notice, individuals who participate in equity incentive plans of the same overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle matters such as foreign exchange registration with the SAFE, account opening, and funds transfer and remittance and entrust an overseas institution to handle matters such as exercise of options, purchasing and sale of related equity, and funds transfer. Besides, an individual may use his/her own foreign currency funds in his/her personal foreign currency deposit account, RMB funds or other domestic legitimate funds to participate in an equity incentive plan.

Regulations on Dividend Distribution

        The principal regulations with respect to payment or distribution of dividends by wholly foreign-owned enterprises include (i) the Company Law of the People's Republic of China, most recently amended by the Standing Committee of the National People's Congress as of March 1, 2014 and (ii) Wholly Foreign-Owned Enterprise Law of the People's Republic of China, promulgated on April 12, 1986 and amended on October 31, 2000 by the Standing Committee of the National People's Congress. Under these laws, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as reserve fund, if any, until such time as the accumulative amount of such fund reaches 50% of the enterprise's registered capital. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to its employee welfare and bonus funds at its discretion. These reserve funds may not be distributed as cash dividends.

M&A Regulations and Overseas Listings

        PRC regulatory agencies, including CSRC, have jointly promulgated the M&A Rules. The M&A Rules require offshore SPVs formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

        We believe that CSRC approval is not required in the context of this offering as we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our domestic affiliated entities.

        However, the application of the M&A Rules remains unclear. And we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as we do. If the CSRC or other PRC regulatory agency subsequently determines that we need to obtain the CSRC's approval for this offering or if CSRC or any other PRC government authorities will promulgate any interpretation or implementing rules before our listing that would require CSRC or other governmental approvals for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. The business address of each of our directors and executive officers is Beijing Gridsum Technology Co., Ltd., Jade Palace Hotel Office Building, 8th Floor, 76 Zhichun Road, Haidian District, Beijing 100086, People's Republic of China.

Directors and Executive Officers	Age	Position/Title
Guosheng Qi	31	Chairman of the Board, Chief Executive Officer
Guofa Yu	41	Director, Chief Operating Officer
Perry Lin Chui*	44	Director
Xiang Fan	39	Director
Yanchun Bai	49	Director
Xudong Gao	49	Director
Thomas A. Melcher	52	Director
Michael Peng Zhang	45	Chief Financial Officer
John Jiyang Liu	51	Chief Technology Officer
Aaron Feng Li	42	Co-President
Michael Yang Xu	44	Co-President

*
Mr. Chui has advised us of his intention to resign as a director upon the completion of this offering.

        Guosheng Qi is one of our co-founders and has served as our chief executive officer and chairman of our Board of Directors since our inception. Mr. Qi founded Beijing Gridsum in 2005 when he was a student at Tsinghua University. Mr. Qi holds a bachelor's degree in computer software from Tsinghua University.

        Guofa Yu is one of our co-founders and has served as our chief operating officer and a member of our Board of Directors since 2005. Mr. Yu served as the operation director of Dyne Junhui, an information technology company, in 2005. Prior to that, Mr. Yu served as a project director of Founder Group, an information technology company, from 2002 to 2005. From 2000 to 2002, Mr. Yu served in technology and management roles in several small technology companies. From 1998 to 2000, Mr. Yu served as a software engineer at Neusoft Group, a software company. Mr. Yu holds a bachelor's degree in management information systems from Central South University.

        Perry Lin Chui has served as a member of our Board of Directors since 2010. Mr. Chui is a general partner of Steamboat Ventures, a venture capital firm, which he joined in August 2008, most recently serving as a partner in its Shanghai office. Prior to that, Mr. Chui served as a senior associate of Rho Ventures, a venture capital firm based in New York, from 2005 to 2008. Mr. Chui currently serves on the boards of directors of a number of portfolio companies of Steamboat Ventures. Mr. Chui holds a master's degree in computer science from University of Texas and an MBA degree from Cornell University Johnson School of Management.

        Xiang Fan has served as a member of our Board of Directors since 2015. Mr. Fan is a managing director of Goldman Sachs, an investment banking firm, which he joined in 2007. Mr. Fan was an associate of KKR, a private equity investment firm, from 2006 to 2007, and an associate at Goldman Sachs from 2004 to 2006. Mr. Fan currently serves on the boards of directors of a number of portfolio companies of Goldman Sachs, including China Shengmu Organic Milk Limited, a company listed on the Hong Kong Stock Exchange. Mr. Fan holds a bachelor's degree in economics and computer science from Yale University and an MBA degree from University of Pennsylvania.

        Yanchun Bai has served as a member of our Board of Directors since 2012. Mr. Bai has been a partner at the Commerce & Finance Law Office, a law firm, since May 2013. Prior to that, Mr. Bai was a partner at the law firm, King & Wood Mallesons, from 1993 to May 2013. Mr. Bai currently serves as a member of the board of directors of China Molybdenum Co., Ltd., a company listed on the Hong Kong Stock Exchange. Mr. Bai holds a bachelor's degree in law from China University of Political Science and Law and an LLM degree from Stanford Law School.

        Xudong Gao has served as a member of our Board of Directors since 2006. Mr. Gao has served as the vice director of Tsinghua University Research Center for Technological Innovation since June 2011. Mr. Gao has been a member of the Ministry of Industry and Information Technology's Expert Committee of Telecom Economy since January 2010. Mr. Gao also served as a director of the Tsinghua MBA program from 2008 to June 2011. Mr. Gao is currently a professor at the School of Economics and Management, Tsinghua University. Mr. Gao holds a bachelor's degree in industrial engineering from Harbin Institute of Technology, a master's degree in economics from Renmin University of China and a Ph.D. degree in management from Massachusetts Institute of Technology.

        Thomas A. Melcher has served as a member of our Board of Directors since 2008. Mr. Melcher has served as the chief executive officer of F-101, Inc., an internet media company, since February 2015. Mr. Melcher served as the interim chief marketing officer of MongoDB, Inc., a software and services company, from June 2014 to February 2015, and as the senior vice president, international of Chegg Inc., an education services company, from September 2011 to September 2012. Mr. Melcher served as the chairman of the board of Zinch China, Inc., an education services company, from 2009 to 2011. Mr. Melcher serves on the boards of directors of a number of private companies. Mr. Melcher holds a bachelor's degree in political science from Yale University and an MBA degree from Harvard University.

        Michael Peng Zhang has served as our chief financial officer since February 2014. Prior to joining us, Mr. Zhang served as a managing director of Cowen & Company Asia, an investment banking firm based in New York, from 2008 to January 2013. Prior to that, Mr. Zhang served as a principal of ThinkEquity Partners LLC, an investment banking firm, from 2005 to 2007. Mr. Zhang also held management and operational positions at China Guangdong Nuclear Power Holding, a clean energy company, Shenzhen Techlink Science & Technologies, a technology company, and Stephens Inc., a financial services firm, from 1992 to 2005. Mr. Zhang holds a bachelor's degree in economics from Renmin University of China and a master's degree in business administration from Wake Forest University. Mr. Zhang is a Certified Public Accountant and a Chartered Financial Analyst.

        John Jiyang Liu has served as our chief technology officer since December 2014. Prior to joining us, Mr. Liu was an engineer, research manager and R&D director of Microsoft Corporation, a software company, from 1998 to December 2014, and an engineer at Hewlett-Packard Company, a computer company, from 1994 to 1998. Mr. Liu served as a researcher at University of Paderborn from 1989 to 1990. Mr. Liu holds a bachelor's degree in computer science from Tsinghua University and a master's degree in computer science from University of Pittsburgh.

        Aaron Feng Li has served as our co-president since 2009. Prior to joining us, Mr. Li served as the general manager of the key account division and general manager of the East China branch of Baidu, Inc. from 2004 to 2008. Prior to that, Mr. Li was the sales director of China eNet Internet Co., an internet media company, from 2000 to 2004. Mr. Li served as the chief representative of the Beijing region of Xiamen Powerlong Industrial Co., Ltd., a technology company, from 1991 to 1995. Mr. Li holds a bachelor's degree in industrial analysis from Qiqihar University and a Global Executive MBA degree from China Europe International Business School.

        Michael Yang Xu has served as our co-president since April 2008. Prior to that, Mr. Xu served as the general manager of the Multiple Division of Sinochem Tianjin Co Limited, a subsidiary of Sinochem Group, from 2005 to 2007. Mr. Xu also held various investment and management positions at Sinochem Group, a Chinese state-owned chemical enterprise, from 1994 to 1999, including serving as financial controller of Zhonghuan Jinyuan Real Estate Co limited, a subsidiary of Sinochem Group. Mr. Xu is currently a director of Search Engine Marketing Professional Organization, also known as SEMPO, and the chairman of SEMPO's Greater China working group. Mr. Xu holds a bachelor's degree in accounting from Renmin University of China, a master's degree in telecommunication systems from California State University, East Bay, and an MBA degree from California State University, East Bay.

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, we may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction of a criminal offense, fraud or dishonesty, material misconduct or material failure to discharge the officer's duties to our detriment. An executive officer may terminate his employment at any time with a thirty-day prior written notice.

        Each executive officer has agreed to hold in strict confidence and not to use or disclose to any person, corporation or other entity any of our proprietary information or trade secrets. Each executive officer has also agreed to assign to our company all inventions and works of authorship which the executive officer develops during the period of his or her employment with us that are either related to the scope of the employment or make use of the resources of our company. In addition, all executive officers have agreed to be bound by non-competition restrictions set forth in their agreements during the term of employment.

        We intend to enter into indemnification agreements with each of our directors and executive officers, under which we will agree to indemnify them against certain liabilities and expenses they may incur in connection with claims made by reason of their being our directors or executive officers.

Board of Directors

        Our Board of Directors currently consists of seven directors. Under our memorandum and articles of association and shareholders agreement currently in effect, we have provided rights to certain of our shareholders to appoint directors to our Board of Directors. Our founders have the right to appoint three of our directors, initially being Guosheng Qi, Guofa Yu and Yanchun Bai. The holders of a majority of our outstanding series A preferred shares have the right to appoint one director, initially being Perry Lin Chui, the holders of a majority of our outstanding series B preferred shares have the right to appoint one director, which seat is currently vacant, and Broad Street Investments Holding (Singapore) Pte. Ltd. and its affiliated entities have the right to appoint one director, initially being Xiang Fan. The rights granted to our existing shareholders to appoint directors will terminate upon the completion of this offering.

        Under Cayman Islands law, a director is not required to hold any shares in the company to qualify to serve as a director. A director may vote in respect of any contract or transaction in which he or she is interested, provided that the director shall disclose the nature of his or her interest in such contract or transaction at or prior to its consideration and any vote thereon. Our Board of Directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue debentures whether outright or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

        We have established two committees of the Board of Directors: the Audit Committee and the Compensation Committee. We expect to establish a Nominating and Corporate Governance Committee upon the completion of this offering. We have adopted a charter for each of these committees. Each committee's members and functions are described below:

  Audit Committee

        The members of our Audit Committee are Mr.                         , Mr.                         and Mr.                         , each of whom satisfies the independence requirements of the                        and Rule 10A-3 under the Exchange Act. Mr.                         meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

        The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. It will be responsible for, among other things:

  •
  appointing the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

  •
  reviewing with the independent auditor any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related party transactions;

  •
  reviewing and discussing audited annual financial statements with management and the independent auditor;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

  •
  annually reviewing and reassessing the adequacy of our Audit Committee charter;

  •
  meeting separately and periodically with management and the independent auditor; and

  •
  reporting regularly to the Board of Directors.

  Compensation Committee

        Our Compensation Committee consists of Mr.                         and Mr.                         , each of whom satisfies the independence requirements of the                        .

        The Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee will be responsible for, among other things:

  •
  reviewing and approving, or recommending to the Board of Directors for its approval, the compensation of our chief executive officer and other executive officers;

  •
  reviewing and approving, or recommending to the Board of Directors for its approval, the compensation of our directors; and

  •
  reviewing periodically and making recommendations to the Board of Directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

  •
  selecting compensation consultant, legal counsel or other adviser for the committee after taking into consideration all factors relevant to that person's independence from management.

  Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee consists of Mr.                         and Mr.                         , each of whom satisfies the independence requirements of the                        . The Nominating and Corporate Governance Committee assists the Board of Directors in selecting individuals qualified to serve on the Board of Directors and in determining the composition of the Board of Directors and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

  •
  selecting and recommending to the Board nominees for election by the shareholders or appointment by the Board of Directors;

  •
  reviewing annually with the Board of Directors the current composition of the Board of Directors with regard to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of Board of Directors meetings and monitoring the functioning of Board of Directors committees; and

  •
  advising the Board of Directors periodically about significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the Board of Directors on all matters of corporate governance.

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages if a duty owed by our directors is breached. You should refer to "Description of Share Capital—Differences in Corporate Law" for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the Board of Directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by a special resolution of our shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally; or dies or is found by our company to be of unsound mind.

Compensation of Directors and Executive Officers

        For 2014, we paid an aggregate of approximately RMB7.3 million (US$1.2 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. Our PRC subsidiary and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We have no service contract with any of our directors providing for benefits upon termination of employment. For details on the share incentive grants to our executive officers and directors, see "—Share Incentive Plans."

Share Incentive Plans

  2014 Stock Option Plan

        In 2014, we amended our stock option plan, which we originally adopted in 2011. This plan, which we refer to as our 2014 Plan is intended to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through awards of stock options.

        As of December 31, 2014, an aggregate of 2,500,000 shares of Class B ordinary shares were reserved for issuance under the 2014 Plan. Shares underlying stock options that are forfeited, canceled, or that otherwise expire, and shares issued upon the exercise of stock options that are repurchased at the lower of cost or the then current fair market value are not considered to have been issued under the 2014 Plan. To the extent permitted by applicable listing requirements and applicable law, shares surrendered to pay a stock option's exercise price and any tax withholding obligations will also be deemed not to have been issued under the 2014 Plan, except as determined otherwise by the Board of Directors or Compensation Committee.

        While the 2014 Plan is scheduled to expire on the fifth anniversary of its adoption, no further equity grants will be made under the 2014 Plan following the signing of the underwriting agreement relating to this offering; instead, awards will be granted under a successor equity plan, our 2015 Equity Incentive Plan.

        Eligibility.    The 2014 Plan provides for the grant of stock options to our employees or employees of related entities, such as a parent or subsidiary corporation.

        Administration.    Subject to the terms of the 2014 Plan, either our Board of Directors or the Compensation Committee has the discretion to make all decisions implementing the 2014 Plan.

        Stock Options.    Stock options are granted pursuant to stock option agreements. The 2014 Plan allows our Board of Directors or Compensation Committee to establish a deferral program whereby an optionee may defer the amount of consideration to be received pursuant to a stock option.

        Vesting Schedule.    In general, the Board of Directors or Compensation Committee determines the purchase price and the vesting and exercise schedule, which are set forth in the option agreement with each optionee.

        Compliance with Law.    An option may not be exercised and shares issued unless the exercise complies with all applicable laws.

        Transferability.    Unless our Board of Directors or Compensation Committee permits otherwise, stock options may not be transferred, except by will or by the laws of descent or distribution.

        Changes to Capitalization.    In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, the 2014 Plan provides for the proportional adjustment of the number of shares reserved under the 2014 Plan and the number of shares and exercise or purchase price, if applicable, of all outstanding options.

        Change in Control Transactions.    Unless otherwise provided in the option agreement or provided by the Board of Directors or Compensation Committee, in the event of certain change in control transactions, any or all outstanding stock options under the 2014 Plan may be assumed or replaced by any surviving entity or will otherwise terminate without vesting acceleration.

        Additional Provisions.    Our Board of Directors has the authority to amend, alter, suspend or terminate the 2014 Plan. However, no amendment or termination of the plan may adversely affect any rights under awards already granted to a participant without the affected participant's consent and certain changes may require shareholder approval.

  2015 Equity Incentive Plan

        We plan to adopt a 2015 Equity Incentive Plan, or the 2015 Plan, contingent upon and subject to the completion of this offering. The maximum aggregate number of Class B ordinary shares authorized for issuance under the 2015 Plan will be                        shares, plus (i) that number of Class B ordinary shares authorized for issuance under our 2014 Plan but that were not considered issued under the 2014 Plan, (ii) the number of shares that were granted pursuant to stock options under the 2014 Plan that have expired without having been exercised in full, have otherwise become unexercisable or have become available for grant or award under the 2014 Plan, (iii) shares subject to awards granted under the 2015 Plan that cease to be outstanding for any reason other than exercise of an option or stock appreciation right or that are otherwise repurchased by us at the lower of the original purchase price or the then prevailing fair market value, (iv) shares subject to awards granted under the 2015 Plan that terminate without shares being issued or that are surrendered, cancelled or exchanged for cash, the same type of award or a different award (or combination thereof), (v) shares used to pay the exercise price of an award or withheld to satisfy the withholding obligations related to any award and (vi)  on                                    and each anniversary thereof, an amount equal to the lesser of (A)                         Class B ordinary shares and (B) such lesser number of shares determined by the Board of Directors or the Compensation Committee. Shares that otherwise become available for grant and issuance because of the provisions above will not include shares subject to awards that initially became available due to our substitution of outstanding awards granted by another company in an acquisition of that company or otherwise.

        Eligibility.    The 2015 Plan provides for the grant of incentive stock options to our employees and any parent and subsidiary corporations' employees and for the grant of non-statutory stock options, restricted shares, restricted share units, share appreciation rights and share bonuses to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants. No person will be eligible to receive more than                        shares in any calendar year under our 2015 Plan other than a new employee of ours, who will be eligible to receive no more than                        shares under the plan in the calendar year in which the employee commences employment. The aggregate number of shares that may be subject to awards granted to any one non-employee director pursuant to the 2015 Plan in any calendar year shall not exceed                        . No more than                                     shares may be issued as incentive stock options under the 2015 Plan.

        Administration.    The 2015 Plan will be administered by the Board of Directors or by our Compensation Committee, all of the members of which are outside directors as defined under applicable U.S. federal tax and securities laws; in this plan description we refer to the Board or Compensation Committee as the plan administrator. The plan administrator determines the terms of all awards.

        Types of Awards.    The 2015 Plan will allow for the grant of options, restricted shares, restricted share units, share appreciation rights and share bonuses.

        Award Agreements.    All awards under the 2015 Plan will be evidenced by an award agreement in terms of the number of ordinary shares subject to the award and terms and conditions of the award, which shall be consistent with the 2015 Plan.

        Term of Awards.    The term of awards granted under the 2015 Plan shall not exceed ten years from the date of grant. Subject to the foregoing, the plan administrator will be authorized to extend the term of any outstanding award.

        Vesting Schedule and Price.    The plan administrator will have sole discretion in setting the vesting period and, if applicable, exercise schedule of an award, determining that an award may not vest for a specified period after it is granted and accelerating the vesting period of an award. The plan administrator determines the exercise or purchase price of each award, to the extent applicable.

        Transferability.    Unless the plan administrator provides otherwise, the 2015 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

        Changes in Capitalization.    In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments, or if required by applicable law, will be made to the share maximums and exercise prices, as applicable, of outstanding awards under the 2015 Plan.

        Change in Control Transactions.    In the event of our change in control, as defined in the 2015 Plan, each outstanding award will be treated as the plan administrator determines, including that the awards will be assumed or substituted, or will otherwise fully cancel for no consideration. The plan administrator, may, on a discretionary basis, accelerate, in full or in part, the vesting and exercisability of the awards. All awards granted to non-employee directors will be subject to accelerated vesting and will become exercisable in full prior to the consummation of the change in control transaction at such times and on such conditions as our plan administrator determines.

        Compliance with Law.    Shares will not be issued under an award unless the issuance is permitted by applicable law.

        Amendment and Termination.    The 2015 Plan will automatically terminate in 2025, unless we terminate it sooner. However, no amendment or termination of the plan may adversely affect any rights under awards already granted to a participant without the affected participant's consent and certain changes may require shareholder approval.

        The following table summarizes, as of June 30, 2015, outstanding options held by our executive officers and directors under our 2014 Plan. No awards are currently outstanding under our 2015 Plan.

Name	Class B Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Guosheng Qi	937,500	0.42	December 1, 2012	December 1, 2022
Xudong Gao	*	0.42	January 1, 2011	January 1, 2021
	*	0.42	July 1, 2011	July 1, 2021
Yanchun Bai	*	0.42	September 1, 2012	September 1, 2022
	*	0.42	September 1, 2013	September 1, 2023
Michael Peng Zhang	*	0.42	February 10, 2014	February 10, 2024
John Jiyang Liu	*	0.42	December 10, 2014	December 10, 2024

*
The aggregate number of Class B ordinary shares underlying the outstanding options held by this individual is less than 1% of our total outstanding ordinary shares.

        As of June 30, 2015, other employees as a group held outstanding options to purchase 792,375 Class B ordinary shares, with a weighted average exercise price of US$0.42 per ordinary share.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of June 30, 2015, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to beneficially own more than 5% of our ordinary shares.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of June 30, 2015. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%(2)	Number	%(3)	Number	%(4)	%(5)
Directors and Executive Officers:(1)
Guosheng Qi(6)	8,731,962	38.5	4,543,461	100.0
Guofa Yu(7)	1,393,038	6.3	—	—
Perry Lin Chui(8)	3,470,052	15.8	—	—
Xiang Fan(9)	2,209,925	10.0	—	—
Yanchun Bai	*	*	—	—
Xudong Gao	*	*	—	—
Thomas A. Melcher(10)	500,000	2.3	—	—
Michael Peng Zhang	*	*	—	—
John Liu	—	—	—	—
Aaron Feng Li(11)	1,200,000	5.4	—	—
Michael Yang Xu(12)	515,000	2.3	—	—
All directors and executive officers as a group (11 persons)	16,630,213	72.4	4,543,461	100.0
Principal Shareholders:
Generation Gospel Limited(6)(13)	4,543,461	20.6	4,543,461	100.0
Garden Enterprises Ltd.(7)(14)	1,393,038	6.3	—	—
Fairy Spirit Limited(6)(15)	3,563,501	16.2	—	—
Steamboat Ventures Asia, L.P.(16)	3,470,052	15.8	—	—
Quantum Strategic Partners Ltd.(17)	2,024,197	9.2	—	—
Broad Street Investments Holding (Singapore) Pte. Ltd. and its affiliated entities(18)	2,209,925	10.0	—	—

*
Represents less than 1% of our total outstanding shares.

(1)
The business address of our directors and executive officers is Jade Palace Hotel Office Building, 8th Floor, 76 Zhichun Road, Haidian District, Beijing, People's Republic of China.

(2)
For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days, by the sum of (i) the total number of outstanding ordinary shares as of June 30, 2015, including ordinary shares convertible from outstanding preferred shares, plus (ii) the number of ordinary shares that such person or group has the right to acquire within 60 days.

(3)
For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days, by the sum of (i) the total number of Class A ordinary shares outstanding immediately after completion of this offering, plus (ii) the number of Class A ordinary shares that such person or group has the right to acquire within 60 days.

(4)
For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group by the total number of Class B ordinary shares outstanding immediately after completion of this offering.

(5)
For each person or group included in this column, the percentage of total voting power represents voting power based on all ordinary shares held by such person or group immediately after completion of this offering. Each holder of Class A ordinary shares upon completion of this offering will be entitled to ten votes per share, and each holder of Class B ordinary shares is entitled to one vote per share, on all matters subject to a shareholders' vote. Our Class A ordinary shares are convertible at any time by the holder into Class B ordinary shares on a one-for-one basis, whereas Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

(6)
Represents (i) 4,543,461 Class A ordinary shares held by Generation Gospel Limited, as described in footnote (13) below; (ii) 3,563,501 Class B ordinary shares held by Fairy Spirit Limited, as described in footnote (15) below; and (iii) 625,000 Class B ordinary shares that Mr. Qi is entitled to acquire within 60 days after June 30, 2015 upon exercise of share options held by him under our 2014 Plan.

(7)
Represents 1,393,038 Class B ordinary shares held by Garden Enterprises Ltd., as described in footnote (14) below.

(8)
Mr. Chui was appointed by Steamboat Ventures Asia, L.P. See footnote (16) below.

(9)
Mr. Fan was appointed by Broad Street Investments Holding (Singapore) Pte. Ltd. and its affiliated entities. See footnote (18) below.

(10)
Represents 500,000 Class B ordinary shares held by the Tom Melcher Revocable Trust, of which Mr. Melcher is the trustee. The table does not reflect the subsequent transfer of these shares made for estate planning purposes.

(11)
Represents 1,200,000 Class B ordinary shares beneficially owned by Mr. Li through Fairy Spirit Limited, as described in footnote (15) below.

(12)
Represents 515,000 Class B ordinary shares beneficially owned by Mr. Xu through Fairy Spirit Limited, as described in footnote (15) below.

(13)
Represents 4,543,461 Class A ordinary shares. Generation Gospel Limited, a British Virgin Islands company, is wholly owned by Guosheng Qi, our co-founder, chief executive officer and chairman. The registered address of Generation Gospel Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(14)
Represents 1,393,038 Class B ordinary shares. Garden Enterprises Ltd., a British Virgin Islands company, is wholly owned by Guofa Yu, our director and chief operating officer. The registered address of Garden Enterprises Ltd. is Geneva Place, Waterfront Drive, PO Box 3469, Road Town, Tortola, British Virgin Islands.

(15)
Represents 3,563,501 Class B ordinary shares. Fairy Spirit Limited, a British Virgin Islands company, is owned by certain key employees of our company, including Aaron Feng Li and Michael Yang Xu, and controlled by Guosheng Qi, our co-founder, chief executive officer and chairman. The registered address of Fairy Spirit Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(16)
Represents (i) 3,125,000 Class B ordinary shares issuable upon conversion of 3,125,000 Series A preferred shares, (ii) 260,417 Class B ordinary shares issuable upon conversion of 260,417 Series A-1 preferred shares and (iii) 84,635 Class B ordinary shares issuable upon conversion of 84,635 Series B preferred shares. The general partner of Steamboat Ventures Asia, L.P. is Steamboat Ventures Asia Managers, L.P. The general partner of Steamboat Ventures Asia Managers, L.P. is Steamboat Ventures Asia GP, Ltd., which is ultimately controlled by John R. Ball and Liping Fan. The registered address of Steamboat Ventures Asia, L.P. is Campbell's Corporate Services Limited, 4/F, Willow House, Cricket Square, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.

(17)
Represents (i) 1,692,708 Class B ordinary shares issuable upon conversion of 1,692,708 Series B preferred shares and (ii) 331,489 Class B ordinary shares issuable upon conversion of 331,489 Series C preferred shares. Quantum Strategic Partners Ltd., a Cayman Islands exempted company, is controlled by Soros Fund Management LLC, which is in turn controlled by SFM HK Management Ltd, which is ultimately controlled by George Soros and Robert Soros. The registered address of Quantum Strategic Partners Ltd. is Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9005, Cayman Islands.

(18)
Represents (i) 1,657,444 Class B ordinary shares issuable upon conversion of 1,657,444 Series C preferred shares held by Broad Street Investments Holding (Singapore) Pte. Ltd., (ii) 258,332 Class B ordinary shares issuable upon conversion of 258,332 Series C preferred shares held by Bridge Street 2015, L.P., (iii) 66,539 Class B ordinary shares issuable upon conversion of 66,539 Series C preferred shares held by MBD 2015, L.P., (iv) 75,377 Class B ordinary shares issuable upon conversion of 75,377 Series C preferred shares held by Stone Street 2015, L.P. and (v) 152,233 Class B ordinary shares issuable upon conversion of 152,233 Series C preferred shares held by 2015 Employee Offshore Aggregator, L.P. These entities are indirect wholly owned subsidiaries of Goldman Sachs Group, Inc. The registered address of Broad Street Investments Holding (Singapore) Pte. Ltd. is 1 Raffles Link, #07-01, One Raffles Link, Singapore (039393). The registered address of Bridge Street 2015, L.P., MBD 2015, L.P. and Stone Street 2015, L.P. is Corporate Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The registered address of 2015 Employee Offshore Aggregator, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands.

        As of June 30, 2015, five shareholders in the United States held an aggregate of 1,941,915 Class B ordinary shares, on an as converted basis. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital—History of Securities Issuances" for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

 RELATED PARTY TRANSACTIONS

Contractual Arrangements

        See "Corporate History and Structure" for a description of the contractual arrangements between the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding.

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Shareholders Agreement

        On June 30, 2015, we entered into a second amended and restated shareholders agreement with the holders of our Class A ordinary shares, Class B ordinary shares, Series A preferred shares, Series B preferred shares and Series C preferred shares. Under the shareholders agreement, holders our preferred shares have registration rights, including demand registration rights, Form F-3 registration rights and piggyback registration rights, as described under "Description of Share Capital—Registration Rights." The shareholders agreement also provides the composition of our Board of Directors, which are described under "Management—Board of Directors." Under the shareholders agreement, holders of our preferred shares are granted other rights, including information and inspection rights, preemptive rights, rights of first offer, rights of co-sale, drag-along rights and protective provisions on certain corporate matters.

        All of the rights provided to our preferred shareholders under the shareholders agreement, except for registration rights, will automatically terminate upon the completion of this offering.

Loan Guarantee

        In December 2014, Beijing Moment entered into a short-term guaranteed loan arrangement with China Merchants Bank for a credit facility of approximately US$0.6 million. Guosheng Qi, our co-founder, chief executive officer and chairman, provided a guarantee to secure certain obligations of Beijing Moment in connection with the credit facility.

Employment Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Share Incentives

        See "Management—Share Incentive Plans."

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, or Companies Law.

        As of June 30, 2015, our authorized share capital is US$50,000 divided into (i) 37,969,834 ordinary shares of par value US$0.001 each, of which 4,543,461 are designated as Class A ordinary shares and 33,426,373 are designated as Class B ordinary shares; and (ii) 12,030,166 preferred shares of par value US$0.001 each, of which 3,125,000 are designated as Series A preferred shares, 1,302,084 are designated as Series A-1 preferred shares, 2,962,239 are designated as Series B preferred shares and 4,640,843 are designated as Series C preferred shares. As of June 30, 2015, there are 4,543,461 Class A ordinary shares, 5,456,539 Class B ordinary shares, 3,125,000 Series A preferred shares, 1,302,084 Series A-1 preferred shares, 2,962,239 Series B preferred shares and 4,640,843 Series C preferred shares issued and outstanding in accordance with our register of members. All of the issued and outstanding preferred shares will automatically convert into 12,030,166 Class B ordinary shares immediately upon the closing of this offering.

        We will adopt a fifth amended and restated memorandum and articles of association which will become effective upon completion of this offering and will replace our pre-offering fourth amended and restated memorandum and articles of association in its entirety. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

        The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders' rights with respect to the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See "Description of the American Depositary Shares."

Ordinary Shares

  General

        Upon the completion of this offering, our authorized share capital is US$50,000 divided into 37,969,834 ordinary shares, with a par value of US$0.001 each, which will be divided into 4,543,461 Class A ordinary shares with a par value of US$0.001 each, and 33,426,373 Class B ordinary shares, each with a par value of US$0.001. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid up and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

  Dividends

        The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

  Voting Rights

        In respect of all matters subject to a shareholders' vote, each Class A ordinary share upon completion of this offering will be entitled to ten votes, and each Class B ordinary share will be entitled to one vote, voting together as one class. A shareholder may participate in a general meeting in person, by proxy or by telephone or other electronic means. Actions that may be taken at a general meeting may also be taken by a unanimous resolution of the shareholders in writing or by telex, telegram, cable, facsimile or other written electronic communication.

        A quorum of shareholders for a general meeting consists of the holders of at least 50% of the aggregate voting power of all outstanding ordinary shares, being entitled to vote, attend and vote at the general meeting. An ordinary resolution to be passed at a general meeting requires the affirmative vote of a simple majority of the votes cast, while a special resolution requires the affirmative vote of at least two-thirds of votes attached to all outstanding ordinary shares / cast at a general meeting. A special resolution will be required for important matters.

  Conversion

        Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

  Transfer of Ordinary Shares

        Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

        Our Board of Directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and (e) any fee related to the transfer has been paid to us.

        If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the                        , be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

  Liquidation

        On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

  Calls on Ordinary Shares and Forfeiture of Ordinary Shares

        Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

  Redemption of Shares

        We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Board of Directors.

  Variations of Rights of Shares

        All or any of the special rights attached to any class of shares may, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of three-fourths of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

  Inspection of Books and Records

        Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

  Issuance of Additional Shares

        Our fifth amended and restated memorandum and articles of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

        Our fifth amended and restated memorandum and articles of association also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our Board of Directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

History of Securities Issuances

        The following is a summary of our securities issuances and re-designations during the past three years.

  Ordinary Shares

        On January 26, 2015, in connection with our Series C financing, we effected a re-designation of our ordinary shares. As a result, on January 26, 2015, 4,543,461 ordinary shares held by Generation Gospel Limited were re-designated as Class A ordinary shares, and all of the ordinary shares held by our existing shareholders other than Generation Gospel Limited prior to the re-designation were re-designated as Class B ordinary shares.

  Preferred Shares

        On October 1, 2013, we issued a total of 2,962,239 Series B preferred shares, for a price per share of US$5.91 per share and an aggregate consideration of approximately US$17.5 million, to the following entities:

Purchaser	Number of Series B Preferred Shares	Consideration in US$
Quantum Strategic Partners Ltd.	1,692,708	10,000,000
Rainbow Castle Holdings Limited	677,083	4,000,000
UVM 2 Venture Investments LP	507,813	3,000,000
Steamboat Ventures Asia, L.P.	84,635	499,998

        On January 30, 2015, we issued a total of 4,088,362 Series C preferred shares, for a price per share of US$9.05 per share and an aggregate consideration of US$37.0 million, to the following entities:

Purchaser	Number of Series C Preferred Shares	Consideration in US$
Broad Street Investments Holding (Singapore) Pte. Ltd.	1,657,444	15,000,000
ASEAN China Investment Fund II L.P.	773,474	7,000,000
VLTCM Ltd.	552,481	5,000,000
Quantum Strategic Partners Ltd.	331,489	3,000,000
PA Venture Opportunity VII Limited	441,985	4,000,000
Moon Capital Master Fund Ltd.	144,529	1,308,000
Moon Capital Partners Master Fund Ltd.	186,960	1,692,000

        On March 5, 2015, we issued a total of 552,481 Series C preferred shares, for a price per share of US$9.05 per share and an aggregate consideration of US$5.0 million, to the following entities:

Purchaser	Number of Series C Preferred Shares	Consideration in US$
Bridge Street 2015, L.P.	258,332	2,337,927
MBD 2015, L.P.	66,539	602,184
Stone Street 2015, L.P.	75,377	682,168
2015 Employee Offshore Aggregator, L.P.	152,233	1,377,722

  Option Grants

        We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. As of June 30, 2015, the aggregate number of our ordinary shares underlying our outstanding options is 2,440,161. See "Management—Share Incentive Plans."

Registration Rights

        Pursuant to our second amended and restated shareholders' agreement dated June 30, 2015, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or issuable upon conversion of preferred shares, ordinary shares owned or acquired by the holders of our preferred shares, and ordinary shares issued as a dividend or distribution of, in exchange for, or in replacement of, the ordinary shares mentioned above. Set forth below is a description of the registration rights granted under the agreement.

  Demand Registration Rights

        At any time after the earlier of January 30, 2017 or six months after the completion of this offering, holders of at least 25% of then outstanding registrable securities have the right to demand in writing that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect more than two demand registrations, unless the sale of all registrable securities sought to be included in such registration is not consummated for reasons not attributable to the requesting holders.

  Form F-3 or Form S-3 Registration Rights

        When we are eligible for registration on Form F-3 or Form S-3, any holder of our then outstanding registrable securities has the right to request that we file a registration statement under Form F-3. We, however, are not obligated to effect more than two registrations within any 12-month period pursuant to this registration right, unless the sale of all registrable securities sought to be included in such registration is not consummated for reasons not attributable to the requesting holders.

  Deferral of Registration

        We are not obligated to effect the above demand registration or Form F-3 or Form S-3 registration, (i) if, within ten days of the receipt of any registration request, we give notice to the requesting holders of our intention to effect the filing for our own account of a registration statement of ordinary shares within 60 days of receipt of such request, and we are actively employing in good faith our best efforts to cause such registration statement to become effective within such 60-day period or (ii) during the period starting with the date of filing by us of, and ending six months following the effective date of, any registration statement pertaining to our ordinary shares, provided that in either case, the holders of registrable securities are entitled to join such registration subject to the piggyback registration rights described below. Furthermore, we have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the Board of Directors that filing of a registration statement in the near future will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period, nor can we register any other securities during the period the requested registration is deferred.

  Piggyback Registration Rights

        If we propose to file a registration statement for a public offering of our equity securities, either for our own account or for the account of any shareholder other than a holder of registrable securities, other than, among other things, relating to the sale of securities to participates in our share plan or a corporate reorganization, then we must use our best efforts to include in the registration any registrable securities requested by their holder to be registered. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

  Expenses of Registration

        We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, Form F-3 or Form S-3 or piggyback registration. We are not required to pay for any expenses of any registration proceeding begun in response to holders' exercise of their registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered.

  Termination of Obligations

        The registration rights described above shall terminate on the earlier of (i) the date that is five years after the closing of this offering or (ii) with respect to any holder of registrable securities, the date on which such holder may sell all of such holder's registrable securities under Rule 144 of the Securities Act in any 90-day period without registration.

Exempted Company

        We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  is not required to open its register of members for inspection;

  •
  does not have to hold an annual general meeting;

  •
  may issue negotiable or bearer shares or shares with no par value;

  •
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  may register as a limited duration company; and

  •
  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

        Under the Companies Law, we must keep a register of members and there should be entered therein: (i) the names and addresses of our members, a statement of the shares held by each member and of the amount paid or agreed to be considered as paid on the shares of each member; (ii) the date on which the name of any person was entered on the register as a member; and (iii) the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issue of shares by us to the depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

        If the name of any person is incorrectly entered in or omitted from our register of members or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

  Mergers and Similar Arrangements

        The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a certificate of good standing, a declaration as to the solvency of the consolidated or surviving company and a further director declaration that the merger or consolidation is bona fide and covering such other matters as required by the Companies Law, including a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

  Shareholders' Suits

        Generally legal proceedings can be originated in the Grand Court of the Cayman Islands. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against, or derivative actions in the name of, our company to challenge:

  •
  an act which is illegal or ultra vires and is therefore incapable of ratification by the shareholders;

  •
  an act which requires a resolution with a qualified or special majority which has not been obtained; and

  •
  an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company.

  Indemnification of Directors and Executive Officers and Limitation of Liability

        Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fifth amended and restated memorandum and articles of association require us to indemnify our officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from willful neglect or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our fifth amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

  Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

  Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our fifth amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

  Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board of Directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our fifth amended and restated articles of association allow our shareholders holding at least 20% of the aggregate voting power of our paid up share capital to requisition a general meeting. However, our fifth amended and restated articles of association do not provide our shareholders with any right to put proposal before a general meeting.

        As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our fifth amended memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting at such time and place as may be determined by our directors. We, however, will hold an annual shareholders' meeting during each fiscal year, as required by the rules of the                        .

  Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. As permitted under Cayman Islands law, our fifth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

  Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

  Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

  Dissolution; Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

  Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fifth amended and restated articles of association, the rights attached to any class or series of our shares may be varied with the written consent of the holders of at least a majority of all issued shares of that class or series or a special resolution passed at a general meeting of the holders of the shares of that class or series, except that an affirmative vote in writing is required by the holders of Class A ordinary shares, voting as a separate class, for any (i) change, modification or amendment of the terms, conditions, rights, preferences, privileges, limitations or restrictions of Class A ordinary shares or (ii) the creation, authorization or issuance of any Class A ordinary share.

  Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

  Rights of Non-resident or Foreign Shareholders

        There are no limitations imposed by our fifth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fifth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

                    , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement between us, the depositary and you as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless you specifically request certificated ADRs, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's office is located at                                    .

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold the ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into between us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

        The following is a summary of the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of the ADSs. A copy of the deposit agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. You may find the registration statement and the attached deposit agreement on the SEC's website at www.sec.gov. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room, which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share Dividends and Other Distributions

  How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. Cash distributions will be made in U.S. Dollars. The depositary has agreed that, to the extent practicable, it will pay you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. Dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of                        to direct, manage and execute any public or private sale of securities under the deposit agreement. Such division, branch or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that the ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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  Cash.  The depositary will distribute any U.S. Dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders and (iii) deduction of the depositary's or its agents' expenses in (1) converting any foreign currency to U.S. Dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. Dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer that is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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  Rights to receive additional shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

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sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

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if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

        We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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  Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

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  Elective Distributions.  In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution be available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

        If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. Dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it decides that it is unlawful or not reasonably practicable to make a distribution available to any ADR holders.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

  How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange to have the shares deposited.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of                         , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities."

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name.

An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

  How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian's office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

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  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting or the payment of dividends;

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  the payment of fees, taxes and similar charges; or

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  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

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  to receive any distribution on or in respect of shares;

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  to give instructions for the exercise of voting rights at a meeting of holders of shares;

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  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

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  to receive any notice or to act in respect of other matters, all subject to the provisions of the deposit agreement.

Voting Rights

  How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie the ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie the ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct.

        Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying the ADSs at shareholders' meetings unless:

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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  the voting at the meeting is to be made on a show of hands.

        Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (for example, by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will instruct the custodian to vote all deposited securities in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

  Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions governing deposited securities and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares and furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

  What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

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  a fee of US$1.50 per ADR for transfers of certificated or direct registration ADRs;

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  a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

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  a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

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  stock transfer or other taxes and other governmental charges;

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  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

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  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

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  the fees, expenses and other charges charged by                        or its agent (which may be a division, branch or affiliate) in connection with the conversion of foreign currency into U.S. Dollars; and

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  fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage or execute any public or private sale of securities under the deposit agreement.

                                    and/or its agent may act as principal for such conversion of foreign currency.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

        The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

        The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of any increase in any such fees and charges.

Payment of Taxes

        ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa 2009 No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. By holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

        By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

  Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose, and shall if reasonably requested by us, choose:

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  to amend the form of ADR;

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  to distribute additional or amended ADRs;

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  to distribute cash, securities or other property it has received in connection with such actions;

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  to sell any securities or property received and distribute the proceeds as cash; or

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  to do none of the above.

        If the depositary chooses to do none of the above, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

  How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender the ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

  How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all Direct Registration ADRs shall cease to be eligible for the Direct Registration System and shall be considered ADRs issued on the ADR Register and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR Register and (b) provide us with a copy of the ADR Register. Upon receipt of such shares and the ADR Register, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR Register in such registered holder's name and to deliver such Share certificate to the registered holder at the address set forth on the ADR Register. After providing such instruction to the custodian and delivering a copy of the ADR Register to us, the depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs and shall cease to have any obligations under the Deposit Agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR Holders

  Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

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  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no such disclaimer of liability under the Securities Act is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

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  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China or any other country or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of the depositary's charter, any act of God, war, terrorism, nationalization or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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  the depositary exercises or fails to exercise discretion under the deposit agreement or the ADR including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

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  the depositary performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

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  the depositary takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs or any other person believed by it to be competent to give such advice or information; or

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  the depositary relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of                                    . Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian committed fraud or willful misconduct in the provision of custodial services to the depositary or failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

        The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of Cayman Islands or People's Republic of China law, rules or regulations or any changes therein or thereto.

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without negligence while it acted as depositary. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein or the breach thereof (whether based on contract, tort, common law or any other theory).

        The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver the ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

        In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a pre-release). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity, which we refer to as the applicant, to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

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  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs; and

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  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

        The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and the depositary may in its sole discretion require that any action, controversy, claim, dispute, legal suit or proceeding brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law.

        By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

 SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have                        ADSs outstanding, representing                        Class B ordinary shares, or approximately                        % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Class B ordinary shares or the ADSs, and while we intend to list the ADSs on the                                    we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

        Certain of our shareholders, all of our directors and executive officers and certain of our option holders, have agreed with the underwriters that for a period of 180 days following the date of this prospectus they will not, without the prior consent of the representative, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement (other than a registration statement on Form S-8) with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of the ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, the ADSs or ordinary shares or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus), subject to certain exceptions.

        In addition, through a letter agreement, we will instruct                                    , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance and not to provide consent without the prior written consent of Citigroup Global Markets Inc. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class B ordinary shares.

Rule 144

        All of our ordinary shares outstanding prior to this offering are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

        Our affiliates may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

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  1% of the then outstanding Class B ordinary shares, in the form of ADSs or otherwise, which will equal approximately             Class B ordinary shares immediately after this offering; or

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  the average weekly trading volume of our Class B ordinary shares in the form of ADSs or otherwise, on the                        , during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

        Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

        Upon completion of this offering, some holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of Share Capital—Registration Rights."

TAXATION

        This is a summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or Class B ordinary shares. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or Class B ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

        Although Gridsum Cayman incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. If Gridsum Cayman is treated as a PRC resident enterprise, you will generally be subject to PRC income tax at the rate of 10% on any dividends we pay you if you are considered a "non-resident enterprise" of the PRC, if you do not have an establishment or place of business in the PRC or if you have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business. The 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and your country of residence. For example, if you are a Hong Kong resident, the tax rate is reduced to 5%.

        Furthermore, any gain you realized on the transfer of the ADSs or Class B ordinary shares would also be subject to PRC income tax up to 10% if such gain is regarded as income derived from sources within the PRC.

        As most of our operations are located within the PRC, dividends we pay you, as well as any gain you may realize from the sale of the ADSs or Class B ordinary shares, may be deemed to be derived from sources within China. As a result, if we are treated as a "resident enterprise" for PRC tax purposes, such interest, dividends and gain may be subject to PRC tax. Any such tax may materially adversely affect the value of your investment in the ADSs and Class B ordinary shares.

        The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes and consequently subject to the PRC income tax at the rate of 25% on its global income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its "de facto management body" in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC, (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC, (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC and (d) more than half of the enterprise's directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT's general position on how the term "de facto management body" could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. Based on a review of surrounding facts and circumstances, we do not believe Gridsum Cayman or Gridsum HK meet all of the criteria described above. Thus, we do not believe that Gridsum Cayman or Gridsum HK should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law.

Material United States Federal Income Tax Considerations

        The following is a discussion of material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the ADSs or Class B ordinary shares by U.S. Holders (as defined below) that will hold the ADSs or Class B ordinary shares as "capital assets" (generally, property held for investment) as of the date hereof and under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service, or the IRS, and such other authorities as are relevant, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, investors that will hold their ADSs or Class B ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting or investors that have a functional currency other than the U.S. Dollar), all of whom may be subject to tax rules that differ significantly from those discussed below.

        In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift or alternative minimum tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in ADSs or Class B ordinary shares.

  General

        The discussion below of U.S. federal income tax consequences to "U.S. Holders" will apply to you if you are a beneficial owner of the ADSs or Class B ordinary shares and you are, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

        If you are a partner in a partnership or other entity treated as a partnership for U.S. federal income tax purposes that holds the ADSs or Class B ordinary shares, your tax treatment generally will depend on your status (including, for example, whether you are a U.S. Holder) and the activities of the partnership. Partners in a partnership holding the ADSs or Class B ordinary shares should consult their tax advisers regarding the tax consequences of an investment in the ADSs or Class B ordinary shares.

  ADSs

        If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying Class B ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class B ordinary shares for ADSs, or vice versa, will not be subject to U.S. federal income tax.

  Dividends

        Subject to the discussion under "—Passive Foreign Investment Company Rules" below, any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on the ADSs or Class B ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you, in the case of Class B ordinary shares, or by the depositary, in the case of ADSs. Dividends received on the ADSs or Class B ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

        A non-corporate recipient of dividends will be subject to tax at the reduced tax rate applicable to "qualified dividend income," provided that certain conditions are satisfied, including that (1) the ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met.

        We have applied to list the ADSs on the                        . Provided that the listing is approved, United States Treasury Department guidance indicates that our ADSs will be readily tradable on an established securities market in the United States. Thus, provided we are not classified as a PFIC subject to the U.S. federal income tax rules governing PFICs summarized in the discussion below under "—Passive Foreign Investment Company Rules" and certain holding period requirements are met, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate applicable to "qualified dividend income." However, since we do not expect that our Class B ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our Class B ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates (unless we are eligible for the benefit of the Treaty as discussed below).

        In the event that we are deemed to be a PRC resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on the ADSs or Class B ordinary shares. If we are deemed to be a PRC resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class B ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. Determining eligibility for benefits under U.S. income tax treaties is complex. You should consult your tax advisor if you intend to rely on our eligibility for the benefits of the Treaty to claim a reduced rate of tax on dividends.

        For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or Class B ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you are permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or Class B ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a "dividend" for U.S. federal income tax purposes (as discussed above). Consequently, your taxable dividend income may be greater than it would be if we determined our earnings and profits under U.S. federal income tax purposes.

  Sale or Other Disposition of ADSs or Class B Ordinary Shares

        Subject to the discussion under "—Passive Foreign Investment Company Rules" below, you generally will recognize capital gain or loss upon the sale or other disposition of the ADSs or Class B ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ADSs or Class B ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ADSs or Class B ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law and gain from the disposition of the ADSs or Class B ordinary shares would be subject to tax in the PRC, you generally can elect to treat the gain as PRC-source gain for U.S. foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Class B ordinary shares, including any election to treat the gain on disposition as having a PRC source under the Treaty and the availability of the foreign tax credit under your particular circumstances.

  Passive Foreign Investment Company Rules

        A non-U.S. corporation, such as our company, will be classified as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company's unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

        Although the law in this regard is unclear, we intend to treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits and burdens, and, as a result, we consolidate its results of operation in our consolidated financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, the PFIC rules would apply differently to us, and as a result, we could be treated as a PFIC for our current taxable year and/or future taxable years.

        Assuming we are the owner of our VIE for U.S. federal income tax purposes, based on our current income and assets and projections of the value of the ADSs and Class B ordinary shares following this offering, we presently do not expect to be classified as a PFIC for the current taxable year and we do not anticipate becoming a PFIC in future taxable years. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of the ADSs and Class B ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The composition of our income and our assets will also be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash, our risk of becoming classified as a PFIC may substantially increase.

        The discussion above under "—Dividends" and "—Sale or Other Disposition of ADSs or Class B Ordinary Shares" assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

        If we were classified as a PFIC in any year with respect to which a U.S. Holder holds ADSs or Class B ordinary shares, we would continue to be treated as a PFIC with respect to the U.S. Holder in all succeeding years during which the U.S. Holder owns our ADSs or Class B ordinary shares, regardless of whether we continue to meet the tests described above.

        If we were treated as a PFIC for any taxable year during which a taxable U.S. Holder held our ADS or Class B ordinary shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or Class B ordinary shares would be allocated ratably over the U.S. Holder's holding period for the ADSs or Class B ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any dividend or other distribution received by a U.S. Holder on its ADSs or Class B ordinary shares exceeded 125% of the average of the annual distributions received by the U.S. Holder on its ADSs or Class B ordinary shares during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution (referred to as "excess distribution") would be subject to taxation in the same manner as gain, described immediately above.

        Thus, gains on disposition of ADSs or Class B ordinary shares, and excess distributions thereon, are taxed at ordinary income rates and subject to an interest charge, which generally results in a significantly greater amount of U.S. tax than would otherwise be imposed if the PFIC rules did not apply.

        Certain elections may be available that would result in alternative treatments of the ADSs or Class B ordinary shares. However, we do not expect that we will prepare or provide to U.S. Holders a "PFIC annual information statement," which would enable a U.S. Holder to make one type of election, a "qualified electing fund" or "QEF" election.

        If our ADSs were considered "marketable stock" (as defined below), U.S. Holders generally would be eligible to make a different type of election, a "mark-to-market" election, to elect out of the tax treatment discussed in the preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you generally will include in income each year, as ordinary income, an amount equal to the increase in the fair market value of the ADSs during the year, and you will be allowed an ordinary deduction for any reduction in the fair market value. However, deductions will be allowable only to the extent of any net mark-to-market income you reported on the ADSs in prior years. Gain on the sale or other disposition of the ADSs will also be treated as ordinary income. Loss on sale will be treated as ordinary loss to the extent of any net mark-to-market gains you reported on the ADSs. Your basis in the ADSs will be adjusted to reflect any annual mark-to-markt income or loss amounts.

        The mark-to-market election is available only for "marketable stock" which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will be listed on the                , which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you if we were to become a PFIC. It should be noted that only the ADSs and not the Class B ordinary shares will be listed on the                . Consequently, if you are a U.S. Holder of Class B ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

        Each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Department of the Treasury may require.

        U.S. Holders are strongly urged to consult with their own tax advisors regarding the details of the PFIC rules and any elections that may be available.

  Medicare Tax

        U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will generally be subject to a 3.8% Medicare tax (in addition to the regular income tax) on certain investment income, including dividends and gains from the sale, exchange or other taxable disposition of an ADS or Class B ordinary share. You are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of an investment in the ADSs or Class B ordinary shares.

  Information Reporting and Backup Withholding

        You may be required to submit to the IRS certain information with respect to your beneficial ownership of the ADSs or Class B ordinary shares, if such ADSs or Class B ordinary shares are not held on your behalf by a financial institution. This law also imposes penalties if you are required to submit such information to the IRS and fail to do so.

        Dividend payments with respect to ADSs or Class B ordinary shares and proceeds from the sale, exchange or redemption of ADSs or Class B ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and in the case of dividend payments, reports the full amount of dividend income. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Under the terms and subject to the conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Citigroup Global Markets Inc. is acting as bookrunner of this offering and as the representative of the underwriters.

Underwriters	Number of ADSs
Citigroup Global Markets Inc.

Total

        The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters' option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$            per ADS from the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

        Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

        The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States.

Option to Purchase Additional ADSs

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                        additional ADSs from us at the public offering price listed on the cover of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter's initial amount reflected in the table above.

Commissions and Expenses

        Total underwriting discounts and commissions to be paid to the underwriters represent            % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Per ADS
	Full exercise	No exercise	Total
Discounts and commissions paid by us	US$	US$	US$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$                         million, which includes legal, accounting and printing costs and various other fees associated with the registration of our ordinary shares and ADSs.

Lock-Up Agreements

        We have agreed that, without the prior written consent of the representative on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) issue, offer, pledge, sell, contract to sell, offer or issue, contract to purchase or grant any option, right or warrant to purchase, or otherwise dispose of, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act; (iv) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (v) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

        Each of our directors and executive officers and current shareholders has agreed that, without the prior written consent of the representative on behalf of the underwriters and subject to certain exceptions, it will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, (ii) enter into a transaction which would have the same effect or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares, ADSs or any of our securities that are substantially similar to the ADSs or ordinary shares or any options or warrants to purchase any of the ADSs or ordinary shares or any securities convertible into, exchangeable for or that represent the right to receive the ADSs or ordinary shares, whether now owned or hereinafter acquired, owned directly by it or with respect to which it has beneficial ownership within the rules and regulations of the SEC, whether any of these transaction is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement.

Listing

        Our ADSs have been approved for listing on the                        under the symbol "GSUM."

Stabilization, Short Positions and Penalty Bids

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on                        , the over-the-counter market or otherwise.

Electronic Distribution

        A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Directed Share Program

        At our request, the underwriters have reserved up to            % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families. The directed share program will be administered by                        . We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

Indemnification

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

        Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price of the

ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

        If we are a PFIC for any taxable year during which you hold our ADSs or Class B ordinary shares and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

  Cayman Islands

        This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, in the Cayman Islands.

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time:

  (a)
  to any legal entity which is a qualified investor as defined under the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression "an offer of the ADSs to the public" in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  Hong Kong

        The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

  Japan

        ADSs will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

  Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

  People's Republic of China

        This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

  Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar

Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

  Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

  Singapore

        This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) our ADSs have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such ADSs in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

  United Arab Emirates

        The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

  United Kingdom

        This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as "relevant persons"). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

 EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$
Stock exchange listing fee
Financial Industry Regulatory Authority filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

 LEGAL MATTERS

        The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Fenwick & West LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the Class B ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Travers Thorp Alberga. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Jingtian & Gongcheng. Fenwick & West LLP may rely upon Travers Thorp Alberga with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements as of December 31, 2013 and 2014, and for the two years ended December 31, 2013 and 2014, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits, under the Securities Act with respect to the underlying Class B ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

        The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        Immediately up effectiveness of the registration statement to which this prospectus is a part we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and from Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

Gridsum Holding Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gridsum Holding Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of shareholders' deficit and of cash flows present fairly, in all material respects, the financial position of Gridsum Holding Inc. and its subsidiaries at December 31, 2013 and December 31, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People's Republic of China
July 10, 2015

Gridsum Holding Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2013 and 2014
(U.S. Dollars, except share data)

	As of December 31,		As of December 31,
	2013	2014	2014
			Pro forma (Note 15) (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$12,877,997	$9,965,183	$9,965,183
Accounts receivable, net	10,667,336	14,224,327	14,224,327
Prepayments and other current assets	7,987,693	8,288,413	8,288,413

Total current assets	31,533,026	32,477,923	32,477,923

Non-current assets:
Property and equipment, net	1,278,866	4,204,210	4,204,210

Total non-current assets	1,278,866	4,204,210	4,204,210

Total assets	$32,811,892	$36,682,133	$36,682,133

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Short-term bank loan (including short-term bank loan of the consolidated VIEs without recourse to the primary beneficiaries of nil and $644,683 as of December 31, 2013 and 2014, respectively)	$—	$644,683	$644,683
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the primary beneficiaries of $9,857,932 and $3,405,686 as of December 31, 2013 and 2014, respectively)	9,857,932	3,405,686	3,405,686
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the primary beneficiaries of $72,081 and $48,893 as of December 31, 2013 and 2014, respectively)	72,081	50,505	50,505
Salary and welfare payables (including salary and welfare payables of the consolidated VIEs without recourse to the primary beneficiaries of $1,874,352 and $2,794,417 as of December 31, 2013 and 2014, respectively)	1,874,352	2,924,269	2,924,269
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the primary beneficiaries of $95,658 and $344,276 as of December 31, 2013 and 2014, respectively)	95,658	344,278	344,278
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to the primary beneficiaries of $1,283,365 and $2,961,576 as of December 31, 2013 and 2014, respectively)	1,283,365	2,961,576	2,961,576

Gridsum Holding Inc.

CONSOLIDATED BALANCE SHEETS (Continued)

As of December 31, 2013 and 2014
(U.S. Dollars, except share data)

	As of December 31,		As of December 31,
	2013	2014	2014
			Pro forma (Note 15) (unaudited)
Advance from customers (including advance from customers of the consolidated VIEs without recourse to the primary beneficiaries of $1,874,089 and $10,436,288 as of December 31, 2013 and 2014, respectively)	1,874,089	10,436,288	10,436,288
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the primary beneficiaries of $5,092,281 and $8,589,262 as of December 31, 2013 and 2014, respectively)	5,092,281	8,596,710	8,596,710

Total current liabilities	20,149,758	29,363,995	29,363,995

Total liabilities	$20,149,758	$29,363,995	$29,363,995

Commitments and contingencies
Mezzanine equity
Series A convertible preferred shares ($0.001 par value; 3,125,000 shares authorized, 3,125,000 shares issued and outstanding as of December 31, 2013 and 2014, respectively; and none outstanding on a pro forma basis as of December 31, 2014 (unaudited))	5,800,241	5,998,184	—
Series A-1 convertible preferred shares ($0.001 par value; 1,302,084 shares authorized, 1,302,084 shares issued and outstanding as of December 31, 2013 and 2014, respectively; and none outstanding on a pro forma basis as of December 31, 2014 (unaudited))	4,076,768	4,234,499	—
Series B convertible preferred shares ($0.001 par value; 2,962,239 shares authorized, 2,962,239 shares issued and outstanding as of December 31, 2013 and 2014, respectively; and none outstanding on a pro forma basis as of December 31, 2014 (unaudited))	17,102,179	18,285,176	—

Total mezzanine equity	$26,979,188	$28,517,859	—

Gridsum Holding Inc.

CONSOLIDATED BALANCE SHEETS (Continued)

As of December 31, 2013 and 2014
(U.S. Dollars, except share data)

	As of December 31,		As of December 31,
	2013	2014	2014
			Pro forma (Note 15) (unaudited)
Shareholders' (deficit) equity:
Ordinary shares ($0.001 par value; 42,610,677 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2013 and 2014, respectively; and 17,389,323 shares outstanding on a pro forma basis as of December 31, 2014 (unaudited))	10,000	10,000	17,389
Additional paid-in capital	2,369,120	2,999,176	31,509,646
Accumulated other comprehensive loss	(233,164)	(159,649)	(159,649)
Accumulated deficit	(16,463,010)	(24,049,248)	(24,049,248)

Total shareholders' (deficit) equity	(14,317,054)	(21,199,721)	7,318,138

Total liabilities, mezzanine equity and shareholders' (deficit) equity	$32,811,892	$36,682,133	$36,682,133

The accompanying notes are an integral part of these consolidated financial statements.

Gridsum Holding Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2013 AND 2014
(U.S. Dollars, except share data)

	For the year ended December 31,
	2013	2014
Revenues:
Marketing automation	$9,276,068	$17,024,334
e-Government and other	1,043,366	3,463,666
Less: Business tax and surcharges	(145,120)	(277,684)

Net revenues	10,174,314	20,210,316
Cost of revenues(1)	(2,246,440)	(3,431,591)

Gross profit	7,927,874	16,778,725

Operating expenses(1):
Sales and marketing	(4,719,205)	(7,608,907)
Research and development	(3,315,919)	(6,189,864)
General and administrative	(4,925,091)	(8,915,775)

Total operating expenses	(12,960,215)	(22,714,546)

Losses from operations	(5,032,341)	(5,935,821)

Other income (expense):
Foreign currency exchange gain (loss)	48,170	(124,363)
Interest income, net	14,088	29,260
Other income, net	1,544	60,584
Loss before income tax	(4,968,539)	(5,970,340)
Income tax expense	(21,076)	(77,227)

Net loss	(4,989,615)	(6,047,567)

Accretions to preferred shares redemption values	(626,087)	(1,538,671)
Cumulative dividend to preferred shareholders	(3,111,027)	(5,761,027)

Net loss attributable to ordinary shareholders	$(8,726,729)	$(13,347,265)

Net loss	$(4,989,615)	$(6,047,567)
Foreign currency translation adjustment, net of tax	(199,496)	73,515

Comprehensive loss	$(5,189,111)	$(5,974,052)

Net loss per share, basic and diluted	$(0.87)	$(1.33)
Weighted average number of ordinary shares outstanding, basic and diluted	10,000,000	10,000,000

Note:

(1)
Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	$5,239	$11,594
Sales and marketing	$13,930	$60,079
Research and development	$26,440	$72,832
General and administrative	$327,519	$485,551

The accompanying notes are an integral part of these consolidated financial statements.

Gridsum Holding Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

For the Years Ended December 31, 2013 and 2014
(U.S. Dollars, except share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive income (loss)	Accumulated Deficit	Total Shareholders' Deficit
	Shares
Balances as of January 1, 2013	10,000,000	$10,000	$1,995,992	$(33,668)	$(10,847,308)	$(8,874,984)
Preferred shares accretion	—	—	—	—	(626,087)	(626,087)
Share-based compensation expenses	—	—	373,128	—	—	373,128
Net loss	—	—	—	—	(4,989,615)	(4,989,615)
Foreign currency translation adjustment, net of tax	—	—	—	(199,496)	—	(199,496)

Balances as of December 31, 2013	10,000,000	$10,000	$2,369,120	$(233,164)	$(16,463,010)	$(14,317,054)

Preferred shares accretion	—	—	—	—	(1,538,671)	(1,538,671)
Share-based compensation	—	—	630,056	—	—	630,056
Net loss	—	—	—	—	(6,047,567)	(6,047,567)
Foreign currency translation adjustments, net of tax	—	—	—	73,515	—	73,515

Balances as of December 31, 2014	10,000,000	$10,000	$2,999,176	$(159,649)	$(24,049,248)	$(21,199,721)

The accompanying notes are an integral part of these consolidated financial statements.

Gridsum Holding Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013 and 2014
(U.S. Dollars)

	For the year ended December 31,
	2013	2014
Cash flows from operating activities:
Net loss	$(4,989,615)	$(6,047,567)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Provision for allowance for doubtful accounts	4,126	10,633
Share-based compensation expenses	373,128	630,056
Depreciation expenses	638,216	1,102,348
Foreign currency exchange gain (loss), net	11,251	(75,954)
Changes in operating assets and liabilities:
Accounts receivable	(5,718,684)	(3,567,624)
Prepayments and other current assets	(3,541,380)	(212,022)
Accounts payable	3,823,965	(6,452,246)
Amounts due to related parties	(90,527)	(21,576)
Salary and welfare payable	946,149	1,049,917
Taxes payable	(83,296)	248,620
Deferred revenues	415,798	1,678,211
Advance from customers	(540,710)	8,562,199
Accrued expenses and other current liabilities	1,601,156	3,504,429

Net cash (used in) provided by operating activities	(7,150,423)	409,424

Cash flows from investing activities:
Purchase of property and equipment	(1,178,625)	(4,116,390)

Net cash used in investing activities	(1,178,625)	(4,116,390)

Cash flows from financing activities:
Proceeds from issuance of Series B preferred shares	17,500,000	—
Payment of financing costs in connection with the issuance of Series B preferred shares	(680,642)	—
Proceeds of bank loan	—	644,683

Net cash provided by financing activities	16,819,358	644,683

Effect of exchange rate changes on cash and cash equivalents	(210,747)	149,469

Net increase (decrease) in cash and cash equivalents	8,279,563	(2,912,814)

Cash and cash equivalents at the beginning of the year	4,598,434	12,877,997

Cash and cash equivalents at the end of the year	$12,877,997	$9,965,183

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$—	$21,076
Supplemental schedule of non-cash investing activities:
Fixed asset purchases financed by other payable	$45,508	$45,508

The accompanying notes are an integral part of these consolidated financial statements.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Activities

(a)
Principal activities

        Gridsum Holding Inc. ("Company"), through its consolidated subsidiaries and variable interest entities ("VIEs") (collectively referred to as the "Group"), provides digital intelligence solutions in the People's Republic of China ("PRC").

        The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIE subsidiaries. As of December 31, 2014, the Company's operating subsidiaries, operating VIE and operating VIE subsidiaries were as follows:

Operating Subsidiaries	Equity interest held	Place and Date of Incorporation
Gridsum Holding (China) Limited	100%	Hong Kong, July 2014
Dissector (Beijing) Technology Co., Ltd.	100%	PRC, October 2014

Operating VIE	Economic interest held	Place and Date of Incorporation
Gridsum Holding (China) Limited	100%	PRC, August 2014

Operating VIE Subsidiaries	Economic interest held	Place and Date of Incorporation
Beijing Gridsum Technology Co., Ltd.	100%	PRC, December 2005
Beijing Moment Everlasting Ad Co., Ltd	100%	PRC, January 2011
Guoxinjunhe (Beijing) Technology Co., Ltd.	100%	PRC, April 2012
Beijing Yunyang Advertisement Co., Ltd	100%	PRC, March 2013
(b)
Reorganization

        The Company was incorporated in the Cayman Islands on July 21, 2014.

        The Group began operations in December 2005 through Beijing Gridsum Technology Co., Ltd ("Beijing Gridsum"), a PRC domestic company established by our founders. Beijing Gridsum established two wholly owned subsidiaries, Beijing Moment Everlasting Ad Co., Ltd. ("Beijing Moment") and Guoxinjunhe (Beijing) Technology Co., Ltd. ("Guoxinjunhe"), in January 2011 and April 2012, respectively. Beijing Moment established a wholly owned subsidiary, Beijing Yunyang Ad Co., Ltd. ("Beijing Yunyang") in March 2013.

        From July to December 2014, the Group undertook a reorganization ("2014 Restructuring") and established the Company under the laws of the Cayman Islands; the Company established a wholly owned Hong Kong subsidiary, Gridsum Holding (China) Limited ("Gridsum HK"), which in turn established a wholly owned subsidiary in China, Dissector (Beijing) Technology Co. Ltd. ("WFOE"). Also as part of this 2014 Restructuring, Gridsum Holding (Beijing) Co., Ltd. ("Gridsum PRC Holding") was established to acquire full ownership of Beijing Gridsum, Beijing Moment and Guoxinjunhe from Beijing Gridsum.

        On December 22, 2014, the WFOE entered into a series of contractual agreements ("VIE agreements") with Gridsum PRC Holding and the shareholders of Gridsum PRC Holding, as a result of which Gridsum PRC Holding became a VIE of which the Company is the primary beneficiary, and the Company consolidates the financial results of Gridsum PRC Holding and its subsidiaries. Prior

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Principal Activities (Continued)

to the 2014 Restructuring, the Group was controlled by a predecessor Cayman Islands entity, which through another restructuring in 2010 ("2010 Restructuring") controlled the Group entities in China according to a set of contractual arrangements containing terms and conditions identical to those of the VIE agreements. The 2010 Restructuring was undertaken in order to facilitate an international financing completed in September 2010 as well as to comply with relevant government regulations and policies in the PRC. The VIE agreements have superseded the 2010 contractual arrangements. The entities included in the 2010 Restructuring and 2014 Restructuring were under common control and the two reorganizations have been accounted for in a manner akin to a pooling of interest as if the Company, through its wholly owned subsidiaries, had been in existence and been the primary beneficiary of the VIEs throughout the periods presented in the consolidated financial statements.

(c)
Contracts with Variable Interest Entitles

        To comply with applicable PRC laws and regulations, the Group conducts operations in China principally through Beijing Gridsum, Beijing Moment, Guoxinjunhe and Beijing Yunyang. The WFOE has entered into a series of contractual arrangements with the parent of these companies, Gridsum PRC Holding, and the shareholders of Gridsum PRC Holding. These contractual arrangements allow the Company to exercise effective control over Gridsum PRC Holding and to receive substantially all of the economic benefits of Gridsum PRC Holding. As a result of these contractual arrangements, the Company is the primary beneficiary of Gridsum PRC Holding, and the Company treats it as a VIE in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following is a summary of the currently effective contractual arrangements among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding:

        Exclusive Business Cooperation Agreement.    Under the Exclusive Business Cooperation Agreement dated December 22, 2014, between the WFOE and Gridsum PRC Holding, Gridsum PRC Holding has appointed the WFOE as its exclusive provider of technical support, business support and related consulting services and has agreed to accept all consultations and services provided by the WFOE and, without prior written consent of the WFOE, not to accept the same or any similar consultations and/or services provided by, or establish similar cooperation relationships with, any third party. In consideration of the services provided by the WFOE, Gridsum PRC Holding has agreed to pay the WFOE, on a quarterly basis, service fees equal to 90% of Gridsum PRC Holding's net income (which equals gross income less mutually agreed costs). The parties can reasonably adjust the calculation of such service fees. The WFOE shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual property owned and used by the WFOE during the performance of the agreement. The term of the agreement is 10 years and may be extended if confirmed in writing by the WFOE prior to expiration (and Gridsum PRC Holding shall unconditionally accept such extension). Gridsum PRC Holding shall not terminate the agreement prior to its expiration, unless the WFOE commits gross negligence or fraudulent act against Gridsum PRC Holding, whereas the WFOE may terminate the agreement upon giving 30 days' prior written notice to Gridsum PRC Holding at any time.

        Exclusive Option Agreements.    Under the Exclusive Option Agreements dated December 22, 2014, between the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding, the shareholders of Gridsum PRC Holding granted to the WFOE an irrevocable and exclusive right to purchase, or designate other person(s) to purchase, to the extent permitted by PRC laws, at any time

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Principal Activities (Continued)

all or part of such shareholders' equity interests in Gridsum PRC Holding. The purchase price shall be equal to the registered capital of Gridsum PRC Holding multiplied by the portion of equity interests to be purchased and RMB10.00, or, if there is any mandatory provision regarding the purchase price under PRC laws, the lowest price permitted by PRC laws. Without prior written consent of the WFOE, Gridsum PRC Holding shall not: (i) supplement, change or amend its articles of association, increase or decrease its registered capital or change its capital structure in any manner, (ii) sell, transfer, mortgage or dispose of or create security interest on, its assets, business or legal right to collect interests, (iii) create, succeed to, guarantee or permit any debt, except for debts arising in the course of the ordinary or daily business operation, (iv) enter into any material contract (i.e., any contract with a value exceeding RMB1,000,000), or (v) provide loan or credit to Gridsum PRC Holding's shareholders in any form; and the shareholders of Gridsum PRC Holding shall not sell, transfer, mortgage or dispose of or create security interest on, such shareholders' legal or beneficial interest in the equity interests in Gridsum PRC Holding. The term of these agreements is 10 years and may be renewed at the WFOE's election.

        Shareholders' Voting Rights Proxy Agreements.    Under the Shareholders' Voting Rights Proxy Agreements dated December 22, 2014, between the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding, the shareholders of Gridsum PRC Holding irrevocably authorize the WFOE or its designee to act on their behalf as their exclusive agent and attorney with respect to all matters concerning their shareholder rights, including, without limitation, to propose, convene and attend shareholder meetings as the proxy of such shareholders and to exercise all of such shareholder's voting rights provided under PRC laws or the articles of association of Gridsum PRC Holding. Each agreement will remain effective until the equity interest of the respective shareholder in Gridsum PRC Holding is transferred to the WFOE.

        Equity Pledge Agreements.    Under the Equity Pledge Agreements dated December 22, 2014, between the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding, the shareholders of Gridsum PRC Holding pledge all of their equity interests in Gridsum PRC Holding to the WFOE as security for the performance of the obligations of Gridsum PRC Holding and its shareholders under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreements and the Shareholders' Voting Rights Proxy Agreements. In the event of breach of any secured obligation by Gridsum PRC Holding or the respective shareholder, the WFOE is entitled to all remedial rights and powers afforded under PRC laws, including to receive proceeds from auctions or sale-offs of the pledged equity. No dividend or distribution can be paid or made to the shareholders in respect of the pledged equity unless consented by the WFOE, and the dividends or distributions received by the shareholders shall first be applied to satisfy the secured obligations. The pledges will be released upon the full and complete performance of the secured obligations and the full payment of losses and fees resulted from a breach of those agreements by Gridsum PRC Holding or its shareholders. The equity pledges have been registered with the registration authorities of industry and commerce in accordance with PRC laws.

        In addition to the contractual agreements described above, the Company has entered into an Exclusive Rights Arrangement Agreement with the predecessor Cayman Islands entity on December 22, 2014. Under this agreement, the Company exercises effective control over the predecessor Cayman Islands entity and receives substantially all of the economic benefits of the predecessor Cayman Islands entity. As a result of this agreement, the Company is the primary beneficiary of the predecessor

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Principal Activities (Continued)

Cayman Islands entity, and the Company treats it as a VIE. The Company consolidates the financial results of the predecessor Cayman Islands entity and its subsidiaries in the Company's consolidated financial statements. The following is a summary of the currently effective contractual arrangement among the Company, the predecessor Cayman Islands entity and the shareholders of the predecessor Cayman Islands entity:

        All the shareholders agreed to irrevocably assign and entrust to the Company any and all of their respective voting rights and dividends rights with respect to any and all of the equity securities they held in the predecessor Cayman Islands entity. All the actions associated with any shareholder's voting rights conducted by the Company shall be deemed as such shareholders' own actions, and all the shareholders' resolutions executed by the Company shall be deemed to be executed by all of the shareholders themselves. Each shareholder agreed to refrain from exercising any of the voting rights associated with its shareholding in the predecessor Cayman Islands entity, all of which have been authorized and entrusted to the Company. If a dividend or other distribution is declared, paid or set aside, each shareholder shall immediately transfer to the Company any and all of such dividend or distribution. No dividend or distribution, whether in cash, in property or in any other equity securities of the predecessor Cayman Islands entity, shall be declared, paid, set aside or made without the written consent of the Company.

  Risks in relation to the VIE structure

        In the opinion of the Company's management, the contractual arrangements discussed above have resulted in the Company and the WFOE having the power to direct activities that most significantly impact the VIEs and VIE subsidiaries, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs and VIE subsidiaries at its discretion. The Company and the WFOE believe they have the right to receive all the benefits and assets of the VIEs and VIE subsidiaries, except for registered capital of the VIEs and VIE subsidiaries totaling $2.6 million and $4.0 million as of December 31, 2013 and 2014, respectively. As the VIEs and VIE subsidiaries organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of the WFOE for the liabilities of these VIEs and VIE subsidiaries, and the WFOE does not have the obligation to assume the liabilities of these VIEs and VIE subsidiaries.

        The Company believes that its contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. In addition, the shareholders of Gridsum PRC Holding are also beneficial owners of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group's ability to enforce the VIE agreements. On January 19, 2015, the Ministry of Commerce ("MOFCOM"), released for public comment a proposed PRC law, the Draft FIE Law, that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control." If the Draft FIE Law is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach our VIE arrangements, and as a result our PRC-organized VIEs could

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Principal Activities (Continued)

become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs, such as Gridsum PRC Holding, that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on foreign invested enterprises included in the Draft FIE Law are enacted and enforced in their current form, our ability to use our VIE arrangements and our ability to conduct business through them could be severely limited.

        The Company's ability to control Gridsum PRC Holding and its subsidiaries also depends on the WFOE's rights, under the Shareholders' Voting Rights Proxy Agreements, to vote on all matters requiring shareholder approval. As noted above, the Company believes these Shareholders' Voting Rights Proxy Agreements are legally enforceable, but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between the WFOE, Gridsum PRC Holding and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

  •
  revoke the Group's business and operating licenses;

  •
  require the Group to discontinue or restrict its operations;

  •
  restrict the Group's right to collect revenues;

  •
  block Group websites;

  •
  require the Group to restructure the operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;

  •
  impose additional conditions or requirements with which the Group may not be able to comply; or

  •
  take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

        The imposition of any of these restrictions or actions may result in a material adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the Gridsum PRC Holding or the right to receive its economic benefits, the Company would no longer be able to consolidate the financial statements of Gridsum PRC Holding and its subsidiaries. The Company believes the likelihood of losing the benefits of the Group's current ownership structure and contractual arrangements with Gridsum PRC Holding is remote based on the current facts and circumstances.

        There is no VIE in which the Group has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to the VIEs.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Principal Activities (Continued)

        The consolidated financial information of the VIEs and VIE subsidiaries have been included in the accompanying consolidated financial statements of the Company as follows:

	December 31, 2013	December 31, 2014
Cash and cash equivalents	$12,877,997	$9,963,571
Accounts receivable, net	10,667,336	14,224,327
Prepayments and other current assets	7,987,693	8,288,413
Property and equipment, net	1,278,866	4,204,210

Total assets	$32,811,892	$36,680,521

Short-term bank loan	$—	$644,683
Accounts payable	9,857,932	3,405,686
Amounts due to related parties	72,081	48,893
Salary and welfare payables	1,874,352	2,794,417
Taxes payable	95,658	344,276
Deferred revenues	1,283,365	2,961,576
Advance from customers	1,874,089	10,436,288
Accrued expenses and other current liabilities	5,092,281	8,589,262

Total liabilities	$20,149,758	$29,225,081

	For the year ended December 31,
	2013	2014
Net revenues	$10,174,314	$20,210,316
Net loss	$(4,616,487)	$(5,268,786)

	For the year ended December 31,
	2013	2014
Net cash (used in) provided by operating activities	$(7,150,423)	$409,424
Net cash used in investing activities	$(1,178,625)	$(4,116,390)
Net cash provided by financing activities	$16,819,358	$644,683

        In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for registered capital of the VIEs and VIE subsidiaries totaling $2.6 million and $4.0 million as of December 31, 2013 and 2014, respectively. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs.

  Liquidity

        The Group has been incurring recurring losses from operations since inception. Accumulated losses from operation were $16.5 million and $24.0 million as of December 31, 2013 and 2014,

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Principal Activities (Continued)

respectively. The net cash used in and provided by operating activities were $7.2 million and $0.4 million for the years ended December 31, 2013 and 2014, respectively.

        The Group's ability to fund operations is based on its ability to generate cash, its ability to attract investors and its ability to borrow funds on reasonable economic terms. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors. The latest round of external capital financing was completed in March 2015 (see Note 18). In addition, if the Company successfully completes a qualified initial public offering before September 2017, thereby triggering the automatic conversion of all series of preferred shares into ordinary shares, it will eliminate the possibility of any future cash outflow that may result from preferred shareholders exercising their share redemption rights. In the event the initial public offering has to be deferred to beyond September 2017, management is of the opinion that the Group will be able to continue to gain the support from its existing investors, and management does not foresee a request for shares redemption from its preferred shareholders. Moreover, the Company can adjust the pace of its expansion and control Group operating expenses. Based on the above considerations, the Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2. Principal Accounting Policies

(a)
Basis of presentation

        The Company's consolidated financial statements have been prepared in accordance with "U.S. GAAP." Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)
Principles of Consolidation

        The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIE subsidiaries for which the Company is the ultimate primary beneficiary.

        Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangement exercises effective control over the activities that most impact economic performance and bears the risks of and enjoys the rewards normally associated with ownership of the entity, so that the Company or its subsidiary is the primary beneficiary of the entity. All transactions and balances among the Company, its subsidiaries, VIEs and VIE subsidiaries have been eliminated upon consolidation.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Principal Accounting Policies (Continued)

(c)
Use of Estimates

        The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, revenue recognition, share-based compensation, redemption value of the redeemable preferred shares, realization of deferred tax assets and determination of the estimated useful lives of property and equipment. Actual results could differ materially from such estimates.

(d)
Foreign currency translation

        The Group uses U.S. Dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong is U.S. Dollars, while the functional currency of the other entities in the Group is Renminbi ("RMB"). In the consolidated financial statements, the financial information of the Company's PRC subsidiaries, the VIEs and VIE subsidiaries, which use RMB as their functional currency, have been translated into U.S. Dollars. Assets and liabilities are translated at the applicable exchange rates on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average exchange rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statement of changes in shareholders' equity (deficit).

        Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gain/loss, net in the consolidated statements of operations and comprehensive loss.

(e)
Cash and Cash Equivalents

        Cash and cash equivalents represent cash on hand and demand deposits with term less than three months which are unrestricted as to withdrawal and use.

(f)
Accounts Receivable

        Accounts receivable mainly represent amounts due from customers, including revenues earned, output VAT and amounts paid, or will pay, to search engines on behalf of customers, and are recorded net of an allowance for doubtful accounts, if any. The Company considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. The Company also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for doubtful accounts was $4 thousand and $15 thousand as of December 31, 2013 and 2014, respectively.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Principal Accounting Policies (Continued)

(g)
Property and Equipment, net

        Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value (estimated at 5% of cost) over their estimated useful lives on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the period of the lease or their estimated useful lives, if shorter. The estimated useful lives are as follows:

Computers and software	3 years
Furniture, fixtures and equipment	5 years
Vehicle	5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of assets

        Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive loss.

(h)
Impairment of Long-lived Assets

        Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. Such assets are considered to be impaired, if the sum of the expected future undiscounted cash flows is less than the carrying value of the assets. The impairment to be recognized is then measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets based on the discounted cash flow. No triggering events and no impairment charge was recognized for any of the periods presented.

(i)
Fair Value

        Fair value represents the price that would be received from selling an asset, or that would be paid to transfer a liability, in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

        Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Principal Accounting Policies (Continued)

fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—	Other inputs that are directly or indirectly observable in the marketplace.
Level 3—	Unobservable inputs which are supported by little or no market activity.

        Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

        Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, prepayments and other current assets, accounts payable, amounts due to related parties, taxes payable, advances from customers and accrued expenses and other current liabilities. As of December 31, 2013 and 2014, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

(j)
Revenue Recognition

        Revenues are generated from sales of the Company's marketing automation and e-government and other solutions. The targeted customers for marketing automation solutions are commercial companies and the targeted customers for e-government and other solutions are governmental agencies and state-owned entities.

        Revenues are recognized when:

  •
  persuasive evidence of an arrangement exists;

  •
  the Group's platform is made available and services have been delivered to the customer;

  •
  the fee is fixed or determinable; and

  •
  collection is reasonably assured.

        Revenues received from the incentive programs of search engine providers are based on the amount of ad spending on those search engine platforms by the Company' customers and other factors and are calculated in accordance with the Company's customers' usage of the search engine providers. Revenues are recorded net of value-added taxes and surcharges.

        In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, the Company considers several factors in determining whether it acts as the principal or as an agent in the arrangement of merchandise sales and provision of various related services and thus whether it is appropriate to record the revenues and the related cost of sales on a gross basis or record the net amount earned as service fees.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Principal Accounting Policies (Continued)

        Where customers purchase multiple solutions in a single contract, the Company allocates the total consideration to the various elements based on the relative selling price method and recognizes revenues as services are rendered. In accordance with ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, the following hierarchy are followed when determining the appropriate selling price for each element: (1) vendor specific objective evidence ("VSOE"), (2) third party evidence ("TPE") and (3) best estimate of selling price ("BESP"). The Company recognizes revenues on the elements delivered and defers the recognition of revenues for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, revenues are recognized on a straight line basis over the contract period.

Marketing Automation

        The Company's Marketing Automation solutions include bid management solutions and data analysis solutions. The Company earns and records service fee revenues over the contractual period, in proportion to ad spending or the completion of milestones that are stipulated in the contracts. In addition, the Company receives revenues from the incentive programs of search engine providers based on such factors as the amount of ad spending on the search engine platform and number of new customers utilizing the Company's solution to access the search engine platform for the time period. Revenues from these programs are received on a quarterly basis and are calculated in accordance with the Company's customers' usage of the search engine providers.

        With respect to the bid management services, the Group considered that: (i) the search engines are responsible for providing the advertisements service to the customers; (ii) the Group lacks the latitude to determine the prices charged by the search engine providers and earns only the fixed service fee from the customers; (iii) the hosting and maintenance of the advertisements are the responsibilities of the search engine providers; (iv) the customers have the discretion in choosing the search engines selection; (v) we receive revenues from incentive programs based on the search engine providers' policies. The Group's responsibility is to manage the customer's advertising campaign on the search engines, according to the terms of the customer contracts so the Group views itself as an agent, and records revenues related to these services on a net basis.

e-Government and Other

        The Company generates revenues by entering into service contracts with governmental agencies for its e-government solutions. The Company also generates revenues by entering into contracts with state-owned television stations for its new media solutions, including TV Dissector, Streaming Dissector and Video Dissector.

(k)
Advances from Customers and Deferred Revenues

        Upon the entering of contracts, customers pay the contractual balance as prepayments. The Company allocates the prepayments into advances from customers and deferred revenues. Advances from customers are the balance of the advertising campaign spending that would be recognized as cost payable to search engine providers when advertisements are placed. Deferred revenues are the revenues to be earned by the Group for services and is recognized as the revenues according to the prescribed revenue recognition criteria and policies described above.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Principal Accounting Policies (Continued)

(l)
Cost of Revenues

        Cost of revenues primarily consists of costs related to hosting the Company's cloud-based platform, providing implementation and ongoing customer support, data communications expenses, salaries and benefits of operations and support personnel, costs associated with website development activities, allocated overhead and property and equipment depreciation.

(m)
Research and Development Expenses

        Research and development costs include payroll, stock-based compensation expense and other operating costs such as outside services, supplies and allocated overhead costs. Research and development costs are expensed as incurred.

        The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and website content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, since the inception of the Company, the amount of costs qualifying for capitalization has been insignificant and as a result, all software development costs have been expensed as incurred.

(n)
Marketing Expenses

        Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. Marketing expenses are expensed when the services are received. Advertising expenses are recorded as sales and marketing expenses when incurred and totaled $7 thousand and $3 thousand for the years ended December 31, 2013 and 2014, respectively.

(o)
General and Administrative Expenses

        General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

(p)
Operating Leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the terms of underlying lease.

(q)
Share-based Compensation

        All share-based awards to employees and directors, including share option awards are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Principal Accounting Policies (Continued)

        The Group uses the binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

(r)
Employee Benefits

        The Company's subsidiaries, VIEs and VIE subsidiaries established in the PRC participate in a government-mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in mainland China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. The employee benefits payable amounts to $0.1 million and $0.2 million as of December 31, 2013 and 2014 respectively.

        Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to $1.3 million and $2.7 million for the years ended December 31, 2013 and 2014, respectively.

(s)
Income Tax

        Current income taxes are provided on the basis of net income (loss) for financial reporting purposes and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements' carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes arising from a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of change.

        The Group applies a "more likely than not" recognition threshold in the evaluation of uncertain tax positions. The Company recognizes the benefit of a tax position in its consolidated financial statements if the tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to uncertain tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Company's consolidated

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Principal Accounting Policies (Continued)

financial statements in the period in which the change that necessitates the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. As of December 31, 2013 and 2014, the Group did not have any significant unrecognized uncertain tax positions.

(t)
Comprehensive Loss

        Comprehensive loss is defined to include all changes in deficit of the Group during a period arising from transactions and other events and circumstances other than those resulting from investments by shareholders and distributions to shareholders. For the years ended December 31, 2013 and 2014, the Group's comprehensive loss included net loss and foreign currency translation adjustments.

(u)
Loss per Share

        Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method and ordinary shares issuable upon the exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(v)
Segment Reporting

        The Group provided various services to its customers, commercial companies and also government agencies or state-owned entities, including keyword bidding, graphical and non-graphical advertisements placement services, website quality analysis services, subscription for using the Web Dissector service. The Group's chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group's assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses are incurred in the PRC, no geographical segments are presented.

(w)
Statutory Reserves

        The Company's subsidiaries, VIEs and VIE subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

        In accordance with PRC laws applicable to foreign investment enterprises ("FIE") established in the PRC, the Company's subsidiaries registered as wholly foreign owned enterprise have to make

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Principal Accounting Policies (Continued)

appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC ("PRC GAAP") to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion.

        In addition, in accordance with the PRC Company Laws, the VIEs and VIE subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

        The Group has made no appropriations to statutory surplus fund and other reserve funds for the years ended December 31, 2013 and 2014 as the Company's subsidiaries, VIEs and VIE subsidiaries in the PRC were in accumulated loss positions.

        The general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective company. The staff bonus and welfare fund is liability in nature and is restricted to make payment of special bonuses to employees and for the collective welfare of employees. None of these reserves is allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except under liquidation.

(x)
Recent Accounting Pronouncements

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This guidance affects any entity that enters into contracts with customers to transfer goods or services. The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenues when (or as) the entity satisfies a performance obligation. The guidance is effective (i) for the years beginning after December 15, 2017 and for interim periods within that fiscal year for public companies; and (ii) for fiscal years beginning after December 15, 2018 and for interim periods within fiscal years beginning after December 15, 2019 for all other entities. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

        In June 2014, the FASB issued ASU 2014-12, Compensation—Stock Compensation Accounting for Share-Based Payments When the Terms of an Award Provide that a Performance Target Could be Achieved After the Requisite Service Period, which requires that a performance target for share-based payments that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. Under this new standard, compensation cost should be recognized in the

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Principal Accounting Policies (Continued)

period in which it becomes probable that the performance target will be achieved and the amount being recognized should be the compensation cost attributable to the periods for which the requisite service has already been rendered. This update is effective for annual periods beginning after December 15, 2015. The Group is in the process of evaluating the provisions of the ASU but currently does not expect it to have a material effect on its financial position or results of operations.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern—Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 provides new guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards and provides guidance on related footnote disclosures. This new guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Group is in the process of evaluating the provisions of this ASU but currently does not expect it to have a material effect on its financial position or results of operations.

3. Concentration and Risks

  Concentration of search engine providers

        The Company received revenues from the incentive program of one search engine provider, based on such factors as the amount of ad spending on the search engine platform and number of new customers utilizing the Company's solutions to access the search engine platform. The amounts that the Company received from this program equaled in the aggregate 10% or more of the Company's total revenues in 2013 and 2014.

	For the year ended December 31,
	2013	2014
Revenues from the incentive program of a search engine provider	22.6%	21.8%

  Concentration of credit risk

        Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. As of December 31, 2013 and 2014, all of the Group's cash and cash equivalents were held by reputable financial institutions located in the PRC, Hong Kong and the United States, which management believes are of high credit quality and financially sound based on public available information.

        Accounts receivable is typically unsecured and is generally derived from revenues earned from marketing automation services. Customers with a receivable balance exceeding 10% of the total

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Concentration and Risks (Continued)

accounts receivable balance, net of allowance for doubtful accounts, as of December 31, 2013 and 2014, are listed as follows:

	December 31, 2013	December 31, 2014
Customer A	21.4%	Below 10%
Customer B	16.2%	Below 10%
Customer C	12.3%	Below 10%
Customer D	Below 10%	14.0%

  Currency risk

        The Group's operation transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group's cash and cash equivalents denominated in RMB are subject to such government controls and amounted to $7.7 million and $9.4 million as of December 31, 2013 and 2014, respectively. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

  Interest rate risk

        The Group's short-term bank borrowing bears interest at a fixed rate. If the Group were to renew this loan, we might be subject to interest rate risk.

4. Fair Value Measurement

        The Group measured its financial assets and liabilities which consist entirely of cash and cash equivalents at fair value on a recurring basis as of December 31, 2013 and 2014. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

        The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loan.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Accounts Receivable

        The following summarizes the Group's accounts receivable as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014
Accounts receivable	$10,671,462	$14,239,086
Less: Allowance for doubtful accounts	(4,126)	(14,759)

Accounts receivable, net	$10,667,336	$14,224,327

        The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2013 and 2014:

	As of December 31,
	2013	2014
Balance at beginning of the year	$—	$(4,126)
Charged to costs and expenses	(4,126)	(10,633)
Write-off of receivable balances and corresponding provisions	—	—

Balance at end of the year	$(4,126)	$(14,759)

6. Prepayments and Other Current Assets

        The following is a summary of prepayments and other current assets:

	As of December 31,
	2013	2014
Deposits to search engine service providers	$5,718,933	$6,179,725
Prepayment to suppliers	1,888,010	1,588,252
Prepaid rental and other deposits	237,607	341,876
Advances to employees	82,457	85,316
Others	60,686	93,244

Total	$7,987,693	$8,288,413

7. Property and Equipment, net

        The following is a summary of property and equipment, net:

	As of December 31,
	2013	2014
Computers and software	$1,466,342	$4,062,873
Furniture, fixtures and equipment	389,477	482,859
Vehicles	—	132,269
Leasehold improvements	729,434	1,934,944

Total	$2,585,253	$6,612,945
Less: accumulated depreciation	(1,306,387)	(2,408,735)

Property and equipment, net	$1,278,866	$4,204,210

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Property and Equipment, net (Continued)

        Depreciation expenses for the years ended December 31, 2013 and 2014 were $0.6 million and $1.1 million, respectively.

8. Short-term Bank Loan

        In 2014, the Company entered into a short-term guaranteed loan arrangement with the China Merchants Bank. The loan amounts to RMB4,000,000 ($0.6 million), with a fixed interest rate of 6.72% per annum and a maturity term of twelve months. A guarantee is provided by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd. and Guosheng Qi, the co-founder, chief executive officer and chairman.

9. Accrued Expenses and Other Current Liabilities

        The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2013	2014
Customer deposits	$4,714,324	$7,508,472
Accrued expenses	295,024	1,000,476
Others	82,933	87,762

Total	$5,092,281	$8,596,710

10. Taxation

  (a)
  Value added tax

        The Group's revenues are subject to VAT at the rate of 6%. The Group's VAT payable balance amounted to $0.1 million and $0.2 million, as of December 31, 2013 and 2014, respectively.

  (b)
  Income tax

  Cayman Islands

        Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

  Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, the Company's Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong.

  PRC

        The Group's subsidiaries, VIEs and VIE subsidiaries in the PRC are subject to the PRC Corporate Income Tax Law ("CIT Law") and are taxed at the statutory income tax rate of 25%.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Taxation (Continued)

        The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

        High and new technology enterprises ("HNTE") will enjoy a preferential enterprise income tax rate of 15% under the CIT Law. Beijing Gridsum Technology Co., Ltd., one of our PRC subsidiaries, qualified as HNTE under the CIT Law, is eligible for a preferential enterprise income tax rate of 15% for the period from 2014 to 2016, so long as they obtain approval from relevant tax authority if they are profitable during the period.

  Withholding tax on undistributed dividends

        The CIT law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group did not record any dividend withholding tax, as Gridsum PRC Holding, the PRC WFOE, has no retained earnings in any of the periods presented.

        The following table sets forth the component of income tax expenses of the Company for the years ended December 31, 2013 and 2014:

	As of December 31,
	2013	2014
Current tax expenses	$21,076	$77,227
Deferred tax expenses	—	—

Income tax expenses	$21,076	$77,227

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Taxation (Continued)

        Reconciliation of the differences between PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2013 and 2014 is as follows:

	For the Year Ended December 31,
	2013	2014
	%	%
PRC statutory tax rate	25.0	25.0
Effect of overseas tax-exempt entities	(4.9)	(4.5)
Effect of lower tax rate entities	(0.3)	(1.2)
Permanent book-tax differences	(2.6)	(5.8)
Changes in valuation allowance	(17.6)	(14.8)

Effective tax rate	(0.4)	(1.3)

  (c)
  Deferred tax assets

        The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	For the Year Ended December 31,
	2013	2014
Deferred tax assets—current
Education expense	$1,236	$—
Accrued expenses	36,040	37,139

Total current deferred tax assets	37,276	37,139
Less: Valuation allowance	(37,276)	(37,139)

Total current deferred tax assets, net	$—	$—

Deferred tax assets—non-current
Loss carry-forward	2,204,476	3,085,904

Total non-current deferred tax assets	2,204,476	3,085,904
Less: Valuation allowance	(2,204,476)	(3,085,904)

Total non-current deferred tax assets, net	$—	$—

        As of December 31, 2014, the Group had net operating loss carryforwards of $1.0 million attributable to the Hong Kong subsidiary and of $12.5 million attributable to the subsidiaries, VIEs and VIE subsidiaries in the PRC. The loss carried forward by the Hong Kong subsidiary can be carried forward to net against future taxable income without a time limit, while the loss carried forward by the PRC companies will expire during the period from 2016 to 2019.

        A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. In

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Taxation (Continued)

making such determination, the Group evaluates a variety of factors including the Group's operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

        The Group has incurred accumulated net operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred tax assets as of December 31, 2013 and 2014.

        Changes in valuation allowance are as follows:

	For the years ended December 31,
	2013	2014
Balance at beginning of the period	$1,325,951	$2,241,752
Provision	915,801	881,291

Balance at the end of the period	$2,241,752	$3,123,043

11. Redeemable Convertible Preferred Shares

        In September 2010, the Group issued 3,125,000 Series A convertible and redeemable preferred shares for an aggregate proceeds of $5.3 million.

        In July 2011, the Group issued 1,302,084 Series A-1 convertible and redeemable preferred shares for aggregate proceeds of $3.8 million.

        In October 2013, the Group issued 2,962,239 Series B convertible and redeemable preferred shares for aggregate proceeds of $17.5 million.

        The Group has classified the Series A, A-1 and B preferred shares as mezzanine equity in the consolidated balance sheets as they are contingently redeemable at the option of the holders at any time after September 6, 2017 if a qualified initial public offering has not occured.

        The Group has determined that conversion and redemption features embedded in the Preferred Shares are not required to be bifurcated and accounted for as derivatives, as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of the preferred shares. The preferred shares are not readily convertible into cash as there is not a market mechanism in place for trading of the Company's shares.

        The Group has determined that there was no beneficial conversion feature attributable to any of the preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Company's ordinary shares at the relevant commitment dates.

        In addition, the carrying values of the preferred shares are accreted from the share issuance dates to the redemption value on the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Redeemable Convertible Preferred Shares (Continued)

        As of December 31, 2014, the preferred shares are comprised of the following:

			Shares
Series	Date of Issuance	Issue Price Per Share	Authorized	Issued and Outstanding	Aggregate Liquidation Value	Initial Conversion Ratio	Carrying Amount
A	September 6, 2010	1.68	3,125,000	3,125,000	—	1:1	$5,998,184
A-1	July 6, 2011	2.88	1,302,084	1,302,084	—	1:1	$4,234,499
B	October 1, 2013	5.91	2,962,239	2,962,239	—	1:1	$18,285,176

        The rights, preferences and privileges of the preferred shares are as follows:

  Redemption Rights

        At any time after September 6, 2017, ("Redemption Start Date") if a qualified initial public offering has not ocurred, holders of more than 50% of the then outstanding Series A, A-1 and B preferred shares may request redemption of the Preferred Shares of such series. On receipt of a redemption request from the holders, the Company shall redeem all or part, as requested, of the outstanding preferred shares of such series.

        If any holder of any series of preferred shares exercises its redemption right, any holder of other series of preferred shares shall have the right to exercise the redemption of its series at the same time.

        The redemption price shall be 125% of original issuance price of Series A, Series A-1 and Series B Preferred Shares, plus all declared but unpaid dividends up to redemption closing date. The Group shall execute and deliver to each Series A, A-1 and B preferred shares holders a promissory note for the full amount of the redemption payment due but not paid. That such promissory note shall be due and payable no later than one year anniversary of the closing date of the redemption and shall accrue interest daily at a rate of ten percent per annum.

        The following table sets forth the changes of each of the convertible redeemable preference shares for the years ended December 31, 2013 and 2014:

	Series A Preferred Share		Series A-1 Preferred Share		Series B Preferred Share		Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Amount
As of December 31, 2012	3,125,000	$5,608,831	1,302,084	$3,924,912	—	$—	$9,533,743
Gross proceeds from the issuance	—	$—	—	$—	2,962,239	$17,500,000	$17,500,000
Issuance cost of Series B	—	$—	—	$—	—	$(680,642)	$(680,642)
Accretion	—	$191,410	—	$151,856	—	$282,821	$626,087

As of December 31, 2013	3,125,000	$5,800,241	1,302,084	$4,076,768	2,962,239	$17,102,179	$26,979,188

Accretion	—	$197,943	—	$157,731	—	$1,182,997	$1,538,671

As of December 31, 2014	3,125,000	$5,998,184	1,302,084	$4,234,499	2,962,239	$18,285,176	$28,517,859

  Conversion Rights

        Each preferred share is convertible, at the option of the holder, at any time after the date of issuance of such preferred shares, according to a conversion ratio, subject to adjustments for dilution,

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Redeemable Convertible Preferred Shares (Continued)

including but not limited to stock splits, stock dividends and capitalization and certain other events. Each preferred share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each preferred share is the same as its original issuance price and no adjustments to conversion price have occurred. At December 31, 2014, each preferred share is convertible into one ordinary share.

        Each preferred share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price, upon closing of a qualified initial public offering.

        Prior to the Series B preferred shares issuance on October 1, 2013, a "Qualified Initial Public Offering" was defined as an initial public offering with net offering proceeds no less than $30 million and implied market capitalization of the Company of no less than $160 million prior to such initial public offering. Upon the issuance of the Series B preferred shares, the net offering proceeds and market capitalization criteria for a "Qualified Initial Public Offering" was increased to $100 million and $235 million, respectively.

  Voting rights

        Each preferred share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. Preferred shares shall vote separately as a class with respect to certain specified matters. Otherwise, the holders of preferred shares and ordinary shares shall vote together as a single class.

  Dividend Rights

        Preferred shares holders are entitled to receive dividends if declared by the Board of Directors, in an amount equal to 10% of the original issuance price of the respective series of preferred shares per annum, prior and in preference to any dividend on the ordinary shares. The dividends shall be accruing and cumulative and non-compounding.

        The remaining undistributed earnings of the company after full payment of the above amounts on the preferred shares, shall be distributed on a prorate basis to the holders of ordinary shares and preferred shares on as-if-converted basis.

  Liquidation Preferences

        Upon any liquidation event, including deemed liquidation, dissolution or winding up of the Company, the assets of the Company shall be distributed in the following order:

  (i)
  First, before any distribution or payment to holders of Series A and Series A-1 preferred shares or ordinary shares, each holder of the Series B preferred shares shall be entitled to receive an amount per share equal to 125% of the Series B preferred shares original issuance price, plus all dividends declared but unpaid with respect thereto.

  (ii)
  Second, following payment in full of the Series B preferred shares amount, but before any distribution or payment to ordinary shareholders, each holder of the Series A and Series A-1 preferred shares shall be entitled to receive an amount per share equal to 150% of the Series A or Series A-1 preferred shares original issuance price, plus all dividends accrued but unpaid with respect thereto.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Redeemable Convertible Preferred Shares (Continued)

  (iii)
  If there are assets of the Company available for distribution after payment of the above items i) and ii), the remaining assets shall be distributed ratably among the holders of ordinary shares and preferred shares on an as if converted basis.

12. Ordinary Shares

        The Company is authorized to issue a maximum of 50,000,000 shares with a par value of $0.001 per share, comprised of 42,610,677 ordinary shares and 7,389,323 preferred shares.

13. Share-based Compensation

  Share Incentive Plan

        In 2014, the Group amended its employment-related stock option plan, which the Group originally adopted in 2011 ("2014 Plan") under which 2,500,000 ordinary shares are available for issuance. The 2014 Plan will terminate automatically in December 2019, unless terminated earlier.

        From 2011 to 2014, the Group granted six batches of options with an average exercise price of $0.42 per share under the 2014 plan. All of the options were to be vested over four years, one forth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 36 equal monthly installments.

        Valuation Assumptions:    The Group estimated the fair value of share options using the Binominal option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following assumptions:

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2014
Fair market value per share as at valuation date	$2.26	$2.37-6.43
Exercise price	$0.42	$0.42
Risk free rate of interest	3.56%	2.77%-3.63%
Dividend yield	—	—
Life of option (years)	10	10
Volatility	47%	50%-52%
Exercise multiple (years)	2.2	2.2

        The Group estimated the risk free rate based on the yield to maturity of US treasury bonds denominated in U.S. Dollars at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Share-based Compensation (Continued)

        A summary of the Group's share option activities for the year ended December 31, 2013 and 2014 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			In years
Outstanding as of December 31, 2012	1,634,750	$0.42	9.36	$1,782,382
Granted	78,125	$0.42
Forfeited	(25,625)	$0.42
Outstanding as of December 31, 2013	1,687,250	$0.42	8.42	$3,937,466

Granted	593,036	$0.42
Forfeited	(88,125)	$0.42
Outstanding as of December 31, 2014	2,192,161	$0.42	7.98	$16,470,979

Exercisable as of December 31, 2014	1,041,161	$0.42	7.17	$7,822,849

        The weighted average grant date fair value of options granted for the year ended December 31, 2013 and 2014 was $2.26 and $4.48 per share respectively.

        Share-based compensation expenses for the share-based awards which are based on service conditions are recognized using the straight-line attribution approach.

        For the years ended December 31, 2013 and 2014, the Group recognized share-based compensation expenses of $0.4 million and $0.6 million respectively, for the share options granted.

        As of December 31, 2014, there was $3.1 million of total unrecognized compensation expense, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the 2014 Plan. The expense is expected to be recognized over a weighted average period of 1.89 years. Total unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Net Loss per Share

        The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the year ended December 31,
	2013	2014
Numerator:
Net loss attributable to Gridsum Holding Inc.	$(4,989,615)	$(6,047,567)
Accretion to convertible redeemable preferred share redemption value—A	(191,410)	(197,943)
Accretion to convertible redeemable preferred share redemption value—A-1	(151,856)	(157,731)
Accretion to convertible redeemable preferred share redemption value—B	(282,821)	(1,182,997)
Cumulative dividend to convertible redeemable preferred shareholders—A	(1,741,849)	(2,266,849)
Cumulative dividend to convertible redeemable preferred shareholders—A-1	(932,877)	(1,307,877)
Cumulative dividend to convertible redeemable preferred shareholders—B	(436,301)	(2,186,301)

Numerator for basic and diluted net loss per share	$(8,726,729)	$(13,347,265)

Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	10,000,000	10,000,000
Loss per share attributable to ordinary shareholders
—Basic and diluted	$(0.87)	$(1.33)

        Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the years ended December 31, 2013 and 2014, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share was 1,657,986 and 1,970,490 on a weighted average basis, respectively. For the years ended December 31, 2013 and 2014, the Series A, Series A-1 and Series B Preferred Shares of 5,173,731 and 7,389,323, respectively, on a weighted average basis were also antidilutive and excluded from the calculation of diluted net loss per share.

15. Unaudited pro Forma Balance Sheet and Loss per Share for conversion of Redeemable Convertible Preferred Shares

        The unaudited pro forma balance sheet information as of December 31, 2014 assumes the automatic conversion of all of the outstanding redeemable convertible preferred shares into ordinary shares on a one-to-one basis, as if the exercise and conversion had occurred as of December 31, 2014.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Unaudited pro Forma Balance Sheet and Loss per Share for conversion of Redeemable Convertible Preferred Shares (Continued)

        Unaudited pro forma basic and diluted net loss per ordinary share reflecting the effect of the conversion of redeemable convertible preferred shares are presented as follows, as if the exercise and conversion had occurred at January 1, 2014:

For the year ended December 31,
2014
Numerator:
Net loss attributable to ordinary shareholders	$(13,347,265)
Preferred share redemption accretion value reversed	1,538,671
Preferred share cumulative dividend value reversed	5,761,027

Net loss attributable to ordinary shareholders	$(6,047,567)

Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	10,000,000
Pro forma effect of the conversion of Redeemable Convertible Preferred Shares	7,389,323

Denominator for pro forma basic and diluted net loss per share, basic and diluted	17,389,323

Net loss per ordinary share, basic and diluted	$(0.35)

16. Related Party Transactions

        The table below sets forth the related parties and their relationship with the Company:

Related party	Relationship with the Company
Guosheng Qi	Chairman and Chief Executive Officer
Guofa Yu	Director and Senior Vice President

        As of December 31, 2013 and 2014, the Group had the amounts due to Guofa Yu of $0.1 million and $0.1 million respectively. The amounts due to Guofa Yu have been classified as a current liability as the repayment is due upon demand.

        In addition, Guosheng Qi acted as one of the guarantees for the short-term bank loan borrowed by the Group in 2014 from China Merchants Bank, as disclosed in Note 8.

17. Commitments and Contingencies

(a)
Commitments

        The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were $1.0 million and $2.5 million for the years ended December 31, 2013 and 2014, respectively.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Commitments and Contingencies (Continued)

        As of December 31, 2014, future minimum lease under non-cancelable operating lease agreements were as follows:

Rental commitments
2015	$781,899
2016	302,518
2017	55,124
2018	54,271
2019 and thereafter	2,617

$1,196,429

(b)
Litigation

        From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Company's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Company's view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company's financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs and potentially in future periods.

18. Subsequent Events

        In January 2015, the Company issued 4,088,362 Series C preferred shares, of which the key provisions are the same as those of Series A, A-1 and B Preferred Shares disclosed in Note 11, except that the dividends for each Series C Preferred Shares shall be non-cumulative and non-compounding, for aggregate proceeds of $37.0 million. In March 2015, the Company issued additional 552,481 Series C Preferred Shares to one of the holders of Series C Preferred Shares for aggregate proceeds of $5.0 million.

19. Restricted Net Assets

        PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company's subsidiaries VIEs and VIE subsidiaries is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 2(w)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries, VIEs and VIE subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group's total consolidated net assets. As of December 31, 2014, the total registered capital and statutory reserves of the Company's subsidiaries, VIEs and VIE subsidiaries incorporated in PRC and subjected to restriction amounted to $3.2 million. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Restricted Net Assets (Continued)

purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company's subsidiaries, VIEs and VIE subsidiaries to satisfy any obligations of the Company.

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

        Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

        The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Company's consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Company as "Investment in subsidiaries and VIEs" and "Accumulated losses in excess of investment in subsidiaries and VIEs." The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company's share of income from its subsidiaries and VIEs is reported as share of income from subsidiaries and VIEs in the condensed financial statements.

        The Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

        As of December 31, 2013 and 2014, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

  Condensed Balance Sheets of Parent Company

	As of December 31,
	2013	2014
ASSETS
Non-current assets:
Investment in subsidiaries and VIEs	$12,662,134	$7,318,138
Total non-current assets	12,662,134	7,318,138

Total assets	$12,662,134	$7,318,138

LIABILITY, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Commitments and contingencies
Mezzanine equity
Series A convertible preferred shares ($0.001 par value; 3,125,000 shares authorized, 3,125,000 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	5,800,241	5,998,184
Series A-1 convertible preferred shares ($0.001 par value; 1,302,084 shares authorized, 1,302,084 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	4,076,768	4,234,499
Series B convertible preferred shares ($0.001 par value; 2,962,239 shares authorized, 2,962,239 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	17,102,179	18,285,176

Total mezzanine equity	$26,979,188	$28,517,859

Shareholders' deficit:
Ordinary shares ($0.001 par value; 42,610,677 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	10,000	10,000
Additional paid-in capital	2,369,120	2,999,176
Accumulated other comprehensive loss	(233,164)	(159,649)
Accumulated deficit	(16,463,010)	(24,049,248)

Total shareholders' deficit	(14,317,054)	(21,199,721)

Total liabilities, mezzanine equity and shareholders' deficit	$12,662,134	$7,318,138

  Condensed Financial Statements of Parent Company

	For the year ended December 31,
	2013	2014
Operating expenses:
Share-based compensation expenses	$(373,128)	$(630,056)
Other expenses:
Share of loss of subsidiaries and VIEs	(4,616,487)	(5,417,511)
Loss before tax	(4,989,615)	(6,047,567)

Net loss	(4,989,615)	(6,047,567)

Accretions to preference shares redemption values	(626,087)	(1,538,671)
Cumulative dividend to preferred shareholders	(3,111,027)	(5,761,027)
Net loss attributable to ordinary shareholders	$(8,726,729)	$(13,347,265)

        There were no cash flows of Gridsum Holding Inc. for the years ended December 31, 2013 and 2014.

Citigroup

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fifth amended and restated memorandum and articles of association require us to indemnify our officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from willful neglect or willful default of such directors or officers.

        Pursuant to the form of indemnification agreements filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("Securities Act"), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, we and our predecessor Cayman Islands entity have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars	Underwriting Discount and Commission
Quantum Strategic Partners Ltd.	October 1, 2013	1,692,708 Series B preferred shares	10,000,000	Not applicable
Rainbow Castle Holdings Limited	October 1, 2013	677,083 Series B preferred shares	4,000,000	Not applicable
UVM 2 Venture Investments LP	October 1, 2013	507,813 Series B preferred shares	3,000,000	Not applicable
Steamboat Ventures Asia, L.P.	October 1, 2013	84,635 Series B preferred shares	499,998	Not applicable
Broad Street Investments Holding (Singapore) Pte. Ltd.	January 30, 2015	1,657,444 Series C preferred shares	15,000,000	Not applicable
ASEAN China Investment Fund II L.P.	January 30, 2015	773,474 Series C preferred shares	7,000,000	Not applicable
VLTCM Ltd.	January 30, 2015	552,481 Series C preferred shares	5,000,000	Not applicable
Quantum Strategic Partners Ltd.	January 30, 2015	331,489 Series C preferred shares	3,000,000	Not applicable
PA Venture Opportunity VII Limited	January 30, 2015	441,985 Series C preferred shares	4,000,000	Not applicable
Moon Capital Master Fund Ltd.	January 30, 2015	144,529 Series C preferred shares	1,308,000	Not applicable
Moon Capital Partners Master Fund Ltd.	January 30, 2015	186,960 Series C preferred shares	1,692,000	Not applicable
Bridge Street 2015, L.P.	March 5, 2015	258,332 Series C preferred shares	2,337,927	Not applicable
MBD 2015, L.P.	March 5, 2015	66,539 Series C preferred shares	602,184	Not applicable
Stone Street 2015, L.P.	March 5, 2015	75,377 Series C preferred shares	682,168	Not applicable
2015 Employee Offshore Aggregator, L.P.	March 5, 2015	152,233 Series C preferred shares	1,377,722	Not applicable
Certain employees, directors, officers and consultants	Various dates	Options to purchase 1,939,786 Class B ordinary shares	Past and future services to our company	Not applicable

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits

        See Exhibit Index beginning on page II-7 of this registration statement.

  (b)
  Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on                                    , 2015.

Gridsum Holding Inc.
By:	Guosheng Qi Co-founder, Chief Executive Officer and Chairman

 POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Guosheng Qi and Michael Peng Zhang as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended ("Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant ("Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 ("Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Guosheng Qi	Co-founder, Chief Executive Officer and Chairman (principal executive officer)
Michael Peng Zhang	Chief Financial Officer (principal financial and accounting officer)
Guofa Yu	Director
Perry Lin Chui	Director
Xiang Fan	Director
Yanchun Bai	Director
Xudong Gao	Director
Thomas Adam Melcher	Director

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Gridsum Holding Inc., has signed this registration statement or amendment thereto in New York on                                    , 2015.

Authorized U.S. Representative
By:	Name: Title: Service of Process Officer Agent for service of process

GRIDSUM HOLDING INC.
EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering
4.1*	Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Specimen Certificate for ordinary shares
4.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts
4.4	Second Amended and Restated Shareholders' Agreement dated June 30, 2015, among the Registrant, its ordinary shareholders and preferred shareholders
5.1*	Opinion of Travers Thorp Alberga regarding the validity of the ordinary shares being registered
8.1*	Form of opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Fenwick & West LLP regarding certain U.S. tax matters
10.1	2014 Stock Option Plan
10.2*	2015 Equity Incentive Plan
10.3*	Form of Indemnification Agreement
10.4	Exclusive Business Cooperation Agreement dated December 22, 2014 between Dissector (Beijing) Technology Co. Ltd. and Gridsum Holding (Beijing) Co., Ltd.
10.5	Exclusive Option Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co. Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.
10.6
Shareholders' Voting Rights Proxy Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co. Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.
10.7	Equity Pledge Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co. Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.
10.8*	Cooperation Agreement, dated March 16, 2012, by and between Beijing Gridsum Technology Co., Ltd. and the State Information Center of China
21.1	Principal subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Travers Thorp Alberga

Exhibit Number	Description of Document
23.3*	Consent of Fenwick & West LLP (included in Exhibit 8.2)
23.4*	Consent of Commerce & Finance Law Offices
24.1*	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Commerce & Finance Law Offices regarding certain PRC law matters
99.3*	Consent of Forrester

*
To be filed by amendment.